 Filed Pursuant to General Instruction II.L. of Form F-10
 File No. 333-258939
Subject to completion, dated October 10, 2023
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement, together with the short form base shelf prospectus dated September 16, 2021 to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference herein or therein, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See “Plan of Distribution”.
Information has been incorporated by reference in this prospectus supplement, and in the accompanying short form base shelf prospectus dated September 16, 2021 to which it relates from documents filed with securities commissions or similar authorities in Canada and with the United States Securities and Exchange Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Denison Mines Corp. at 40 University Avenue, Suite 1100, Toronto, Ontario M5J 1T1, telephone: 416-979-1991 and are also available electronically at www.sedarplus.ca and www.sec.gov.
PRELIMINARY PROSPECTUS SUPPLEMENT
To a Short Form Base Shelf Prospectus dated September 16, 2021
NEW ISSUE	October 10, 2023
DENISON MINES CORP.
US$•
• Common Shares
This prospectus supplement (this “Prospectus Supplement”) of Denison Mines Corp. (the “Company” or “Denison”), together with the short form base shelf prospectus dated September 16, 2021 (the “Prospectus”), qualifies the distribution (the “Offering”) of • common shares of the Company (the “Offered Shares”) at a price of US$• per Offered Share (the “Offering Price”). The Offered Shares will be issued pursuant to an underwriting agreement (the “Underwriting Agreement”) dated as of October •, 2023, among the Company, Cantor Fitzgerald Canada Corporation as sole book- runner and lead underwriter (“CFCC” or the “Lead Underwriter”), and • (collectively with the Lead Underwriter, the “Underwriters”). See “Plan of Distribution”. The Offered Shares will be offered in the United States and Canada through the Underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents. The Offering is being made concurrently in the United States under the terms of a registration statement on Form F-10 filed with the United States Securities and Exchange Commission under the Securities Act of 1933, as amended. Unless the context otherwise requires, references to “Offered Shares” include any Over-Allotment Shares (as defined herein) and references to “Common Shares” means all of the common shares of the Company. The Offering Price has been determined by arm’s length negotiations between the Company and the CFCC, on behalf of the Underwriters.
The outstanding Common Shares are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “DML” and listed on the NYSE American LLC (the “NYSE American”) under the symbol “DNN”. On the last trading days completed prior to the public announcement of the Offering, the closing price of the Common Shares on the TSX was C$2.18 (October 6, 2023) and on the NYSE American was US$1.57 (October 9, 2023). Denison will apply to list the Offered Shares distributed hereunder on the TSX and NYSE American. Listing will be subject to Denison fulfilling all listing requirements of the TSX and NYSE American.

Price US$• per Offered Share

	Price to the Public		Underwriting Commission(1)		Net Proceeds to the Company(2)
Per Offered Share	US$	•	US$	•	US$	•
Total(3)	US$	•	US$	•	US$	•

Notes:
(1)
Pursuant to the Underwriting Agreement, the Company has agreed to pay to the Underwriters a fee (the “Underwriting Commission”) representing

•% of the aggregate gross proceeds of the Offering, (including any proceeds realized from the sale of any Over-Allotment Shares (as defined herein)). The total “Price to the Public”, the “Underwriting Commission” and the “Net Proceeds to the Company” (before deducting expenses of the Offering) will be US$•, US$•, and US$•. See “Plan of Distribution”.

(2)
After deducting the Underwriting Commission, but before deducting expenses related to the Offering estimated at US$• which will be paid from the proceeds of the Offering. See “Use of Proceeds”.

(3)
The Company has granted to the Underwriters an option (the “Over-Allotment Option”), exercisable in whole or in part in the sole discretion of the Underwriters at any time until the Closing Date (as defined herein), to purchase up to an additional • Offered Shares (the “Over-Allotment Shares”) at a price of US$• per Over-Allotment Share to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total “Price to the Public”, the “Underwriting Commission” and the “Net Proceeds to the Company” (before deducting expenses of the Offering) will be US$•, US$• and US$•, respectively. This Prospectus Supplement and the Prospectus also qualify the grant of the Over-Allotment Option and the distribution of the Over-Allotment Shares upon exercise of the Over-Allotment Option. Any purchaser who acquires Offered Shares forming part of the over-allotment position of the Underwriters pursuant to the Over-Allotment Option acquires such securities under this Prospectus Supplement and the Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See “Plan of Distribution”.

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to approval of certain legal matters on behalf of the Company by Blake, Cassels & Graydon LLP, certain United States (“U.S.”) legal matters on behalf of the Company by Troutman Pepper Hamilton Sanders LLP and certain legal matters on behalf of the Underwriters by McMillan LLP.
Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The Underwriters may decrease the price of which the Offered Shares are distributed from the Offering Price. See “Plan of Distribution”.
It is expected that the completion of the sale of the Offered Shares pursuant to the Offering (the “Closing”) will take place on or about October 16, 2023 (the “Closing Date”). Except as may be otherwise agreed by the Company and the Lead Underwriter, the Offering will be conducted under the book-based system operated by CDS Clearing and Depository Services Inc. (“CDS”). Other than a subscriber of Offered Shares in a jurisdiction outside of Canada and the United States, a subscriber who purchases Offered Shares will receive a customary confirmation from the registered dealer from or through whom Offered Shares are purchased and who is a CDS participant. CDS will record the CDS participants who hold Offered Shares on behalf of owners who have purchased Offered Shares in accordance with the book-based system. Other than Offered Shares sold in jurisdictions outside of Canada and the United States, certificates evidencing the Offered Shares will not be issued unless specifically requested. See “Plan of Distribution”.
Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. At the Closing, the Offered Shares distributed under this Prospectus will be available for delivery in book-entry form or the non-certificated inventory system of CDS or, its nominee, and will be deposited with CDS on the Closing of the Offering (subject to certain limited exceptions). Purchasers of Offered Shares will receive only a customer confirmation from the Underwriter as to the number of Offered Shares subscribed for (subject to certain limited exceptions). Certificates representing the Offered Shares in registered and definitive form will be issued in certain limited circumstances. U.S. purchasers of Offered Shares are advised the closing will take place on a T+3 basis and is anticipated to complete on October 16, 2023.
In connection with the Offering and subject to applicable laws, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares in accordance with applicable market stabilization rules. Such transactions, if commenced, may be discontinued at any time. The Offered Shares sold by the Underwriters to the public will initially be offered at the Offering Price. After the Underwriters have made a reasonable effort to sell all of the Offered Shares at the Offering Price specified on the cover page, the Underwriters may change the Offering Price and the other selling terms to an amount not greater than the Offering Price set forth on the cover page, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the Offered Share is less than the gross proceeds paid by the Underwriters to the Company. See “Plan of Distribution”.
None of Cantor Fitzgerald & Co., •, or • is registered as an investment dealer in any Canadian jurisdiction and, accordingly, will only sell the Offered Shares into the United States and will not, directly or indirectly, solicit offers to purchase or sell the Offered Shares in Canada.
The following table sets forth the number of Over-Allotment Shares issuable under the Over-Allotment Option:
Underwriters’ Position	Maximum Number of Available Securities	Exercise Period	Exercise Price or Average Acquisition Price
Over-Allotment Option	• Over-Allotment Shares	Up to the Closing Date	US$• per Over-Allotment Share
An investment in the Offered Shares is highly speculative and involves significant risks that you should consider before purchasing such Offered Shares. You should carefully review the “Risk Factors” section of this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein as well as the information under the heading “Cautionary Note Regarding Forward-Looking Information”.
Denison is permitted under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with

International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and are audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), however, are also subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.
Purchasers of the Offered Shares should be aware that the acquisition of the Offered Shares may have tax consequences both in the United States and in Canada. Such consequences for purchasers who are resident in, or citizens of, the United States or who are resident in Canada may not be described fully herein. Prospective purchasers are advised to consult their own tax advisors regarding the application of Canadian or United States federal income tax laws to their particular circumstances, as well as any other provincial, state, foreign and other tax consequences of acquiring, holding or disposing of the Offered Shares and related securities. See “Certain Canadian Federal Income Tax Considerations” and “Material United States Federal Income Tax Considerations for U.S. Holders”.
Your ability to enforce civil liabilities under the U.S. federal securities laws may be affected adversely because Denison is organized under the laws of Ontario, Canada, some of its officers and directors and some or all of the experts named in this Prospectus Supplement and the Prospectus are Canadian residents, and its assets are located outside of the United States.
NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.
Byeong Min An, a director of the Company, resides outside of Canada and has appointed Blakes Vancouver Services Inc., c/o Blake, Cassels & Graydon LLP, Suite 3500, The Stack, 1133 Melville Street, Vancouver, British Columbia, V6E 4E5, Canada as the agent for service of process in Canada. Dan Johnson and Mark B. Mathisen, two of the authors of the Wheeler Technical Report (as defined herein), and Errol P. Lawrence, one of the authors of the Waterbury PEA Report (as defined herein), also reside outside of Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process. See “Agent for Service of Process”.
The registered office and head office of Denison is located at 1100 — 40 University Avenue, Toronto, Ontario M5J 1T1, Canada.
Prospective investors should rely only on the information contained in or incorporated by reference into this Prospectus Supplement and the Prospectus. Neither the Company nor the Underwriters has authorized anyone to provide prospective investors with different or additional information. Information contained on the Company’s website shall not be deemed to be a part of this Prospectus Supplement or the Prospectus or incorporated by reference herein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Offered Shares. Neither the Company nor the Underwriters are making an offer of the Offered Shares in any jurisdiction where such offer is not permitted. A prospective investor should assume that the information appearing in this Prospectus Supplement or the Prospectus is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference herein or therein is accurate only as of the date of that document unless specified otherwise. The Company’s business, financial condition, results of operations and prospects may have changed since the date of this Prospectus Supplement.

S-i

S-ii

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT
This document is in two parts. The first part is this Prospectus Supplement, which describes the terms of the Offered Shares being offered and also adds to and updates information contained in the Prospectus and the documents incorporated by reference therein. The second part, the Prospectus, gives more general information, some of which may not apply to the Offered Shares being offered under this Prospectus Supplement. This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purpose of the Offering constituted by this Prospectus Supplement. Other documents are also incorporated, or are deemed to be incorporated by reference, into the Prospectus and reference should be made to the Prospectus for full particulars thereof.
Investors should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the Prospectus. The Company has not authorized anyone to provide investors with different or additional information. Neither the Company nor the Underwriters are making an offer of the Offered Shares in any jurisdiction where such offer is not permitted. An investor should assume that the information appearing in this Prospectus Supplement or the Prospectus is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference herein or therein is accurate only as of the date of that document unless specified otherwise. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.
Unless otherwise indicated, all information in this Prospectus Supplement assumes no exercise of the Over-Allotment Option.
Market data and certain industry forecasts used in this Prospectus Supplement and the Prospectus and the documents incorporated by reference herein and therein were obtained from market research, publicly available information and industry publications. The Company believes that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. The Company has not independently verified such information, and it does not make any representation as to the accuracy of such information.
The Company’s annual consolidated financial statements that are incorporated by reference into this Prospectus Supplement and the Prospectus have been prepared in accordance with IFRS, as issued by the IASB and are audited in accordance with the standards of the PCAOB. This Prospectus Supplement and the Prospectus are part of the Company’s registration statement on Form F-10 (File No. 333-258939) filed with the SEC under the United States Securities Act of 1933, as amended (the “Securities Act”), on August 19, 2021, as amended on September 16, 2021, and declared effective by the SEC on September 17, 2021 (as amended, the “U.S. Registration Statement”). This Prospectus Supplement and the Prospectus do not contain all of the information set forth in the U.S. Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, or the schedules or exhibits that are part of the U.S. Registration Statement. Investors in the United States should refer to the U.S. Registration Statement and the exhibits thereto for further information with respect to the Company and the Offered Shares.
In this Prospectus Supplement, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “Denison” or the “Company”, refer to Denison Mines Corp. together with its subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain information contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein concerning the business, operations and financial performance and condition of Denison constitutes forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation.
Generally, the use of words and phrases like “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or the negatives and/or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” “be taken”, “occur”, “be achieved” or “has the potential to” and similar expressions are intended to identify forward-looking information.
Examples of Forward-Looking Information
This Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein contain forward-looking information in several places, including statements pertaining to Denison’s:
•
expectations regarding raising capital and uses of capital, including the proposed use of proceeds of the Offering;

•
expectations regarding its financing initiative involving the purchase of physical uranium, including the intention to use the physical uranium to enhance the Company’s ability to secure potential future financing and long-term uranium supply agreements;

•
operational and business outlook and plan of operations, including exploration, evaluation and development plans, budgets, costs, timelines and objectives;

•
annual operating budget and capital expenditure programs, estimated exploration and development expenditures and reclamation costs and Denison’s share of same;

•
plans for capital expenditure programs, exploration and development expenditures and reclamation costs and timing;

•
results of, and estimates and assumptions within, the Phoenix feasibility study and Gryphon pre-feasibility study update as included in the Wheeler Technical Report , including the estimates of capital and operating costs, net present value and internal rate of return;

•
plans for the Wheeler River project (the “Wheeler River Project”), including with respect to the development, permitting and environmental assessment processes, and related expenses and timelines, and statements regarding the de-risking of the Phoenix ISR;

•
results of its technical report entitled “Preliminary Economic Assessment for Tthe Heldeth Túé (J Zone) Deposit, Waterbury Lake Property, Northern Saskatchewan, Canada” dated December 23, 2020 (the “Waterbury PEA Report”) and related plans and objectives;

•
expectations regarding the future spot or long-term price of uranium;

•
plans and expectations regarding the process for and receipt of regulatory approvals, permits and licenses under governmental and other applicable regulatory regimes;

•
estimates of its mineral reserves and mineral resources;

•
the realization of mineral reserve and mineral resource estimates;

•
expectations about 2023 and 2024 and future global uranium supply and demand;

•
expectations regarding ongoing joint ventures and joint arrangements and Denison’s share of the same;

•
expectations regarding additions to its mineral reserves and resources through acquisitions and exploration;

•
expectations regarding the toll milling of Cigar Lake ores, including annual projected production volumes, and the relationships with its contractual partners with respect thereto;

•
expectations regarding revenues and expenditures from its Closed Mines operations;

•
future royalty and tax payments and rates;

•
expectations regarding possible impacts of litigation and regulatory actions;

•
the timing and Closing of the Offering;

•
the satisfaction of the conditions to Closing of the Offering, including the receipt, in a timely manner, of regulatory and other required approvals;

•
business objectives and anticipated milestones for the developments of projects; and

•
the closing of the strategic investment in F3 Uranium Corp. (“F3”), the satisfaction of the conditions precedent thereto, and the terms of the Debentures (as defined herein).

Statements relating to “mineral resources” and “mineral reserves” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral resources described can be profitably produced in the future.
Material Risks
Denison’s actual results could differ materially from those anticipated. Management has identified the following risk factors which could have a material impact on the Company or the trading price of its Common Shares:
•
the capital intensive nature of mining industry and the uncertainty of funding mean there is no assurance that the Company will be able to secure the financing necessary to advance the Wheeler River Project into production, even if all permits are obtained;

•
the Company’s estimates of the capital costs to develop its projects and the operating costs of these projects may prove not to be accurate, and may be impacted by inflation;

•
the holding of a position of physical uranium may not enhance the Company’s ability to secure potential future financing and long-term uranium supply agreements;

•
fluctuations in the price of uranium may result in the devaluation of any physical uranium held by the Company may adversely impact the Company’s ability to obtain future financing and result in losses to the Company;

•
global financial conditions may negatively impact the Company’s ability to secure additional required financing;

•
the speculative nature of exploration and development projects;

•
the imprecision of mineral reserve and mineral resource estimates;

•
the risks of, and market impacts on, developing mineral properties;

•
risks associated with the selection of novel mining methods, including our plans to use the “in-situ recovery” method of mining uranium from our Wheeler River Project;

•
Denison’s history of negative operating cash flow, which is anticipated to continue into the future;

•
dependence on obtaining permits and licenses, and the risks that the required permits and licenses may not be obtained and other regulatory and policy risks;

•
uncertainty regarding engagement with Canada’s First Nations and Métis;

•
impacts of public health emergencies;

•
risks associated with compliance with environmental, health, safety and other regulations;

•
health and safety risks;

•
global demand and international trade restrictions;

•
volatility and sensitivity to uranium market prices;

•
uncertainty regarding public acceptance of nuclear energy and competition from other energy sources;

•
reliance on other operators of the Company’s projects;

•
reliance on contractors and experts;

•
risks related to the Company’s physical uranium holdings;

•
reliance on third-party uranium storage facilities;

•
risk of loss due to fluctuations in exchange rates;

•
the risk of failure to realize benefits from transactions;

•
the risk of Denison’s inability to exploit, expand and replace its mineral reserves and mineral resources;

•
competition for properties;

•
risk of challenges to property title and/or contractual interests in Denison’s properties;

•
the risk of failure by Denison to meet its obligations to its creditors;

•
change of control restrictions;

•
inaccuracy of decommissioning and reclamation estimates;

•
potential impact of technical innovation and obsolescence;

•
liabilities inherent in mining operations and the adequacy of insurance coverage;

•
risks posed by Denison’s containment management obligations;

•
the ability of Denison to ensure compliance with anti-bribery and anti-corruption laws;

•
the uncertainty regarding risks posed by climate change;

•
the reliance of the Company on its information systems and the risk of cyberattacks on those systems;

•
dependence on key personnel and qualified and experienced employees;

•
potential conflicts of interest for the Company’s directors who are engaged in similar businesses;

•
limitations of disclosure and internal controls;

•
the potential influence of Denison’s largest shareholder, Korea Electric Power Corporation and its indirect subsidiary, KHNP Canada Energy Ltd. (“KHNP Canada”);

•
the risk that United States investors may not be able to obtain enforcement of civil liabilities against the Company;

•
if the Company is characterized as a passive foreign investment company, U.S. holders may be subject to adverse U.S. federal income tax consequences;

•
as a foreign private issuer, the Company is subject to different U.S. securities laws and rules than a U.S. domestic issuer, which may limit the information publicly available to U.S. investors;

•
the Company could lose its foreign private issuer status in the future, which could result in significant additional costs and expenses to the Company;

•
risks associated with future sales of Common Shares by existing shareholders;

•
risks associated with the Company’s projections in its use of proceeds from the sale of its securities;

•
the lack of a public market for uranium;

•
potential impacts of foreign exchange rate fluctuations on the valuation of the Company’s assets;

•
the uranium industry and the market price of uranium being subject to influential political and regulatory factors;

•
the history of the Company with respect to not paying dividends and anticipation of not paying dividends in the foreseeable future;

•
absence of a market through which the Company’s securities, other than Common Shares, may be sold;

•
risks related to dilution to existing shareholders if stock options or other equity are exercised or settled;

•
risks related to the liquidity of the Common Shares;

•
the future trading price of the Common Shares on the TSX and NYSE American; and

•
the exercise of the Over-Allotment Option.

as well as those factors referred to in the “Risk Factors” section of the Prospectus and this Prospectus Supplement.
Material assumptions
The forward looking statements in this Prospectus Supplement are based on material assumptions, including the following, which may prove to be incorrect:
•
our budget, including expected levels of exploration, evaluation and operations activities and costs, as well as assumptions regarding market conditions and other factors upon which the Company has based its income and expenditure expectations;

•
our ability to execute our business plans for 2023, 2024 and beyond, as discussed in the anticipated use of proceeds;

•
assumptions regarding the timing and use of our cash resources;

•
our expectations that the Company’s physical uranium position will be advantageous in securing project financing and in securing long-term uranium supply agreements;

•
our ability to, and the means by which we can, raise additional capital to advance other exploration and development objectives;

•
assumptions that the Company will continue to operate on a going concern basis;

•
our ability to obtain all necessary regulatory approvals, permits and licenses for our planned activities under governmental and other applicable regulatory regimes;

•
our expectations regarding the demand for, and supply of, uranium, the outlook for long-term contracting, changes in regulations, public perception of nuclear power, and the construction of new and ongoing operation of existing nuclear power plants;

•
our expectations regarding spot and long-term prices and realized prices for uranium;

•
our expectations regarding tax rates, currency exchange rates, and interest rates;

•
our decommissioning and reclamation obligations and the status and ongoing maintenance of agreements with third parties with respect thereto;

•
our mineral reserve and resource estimates, and the assumptions upon which they are based;

•
our, and our contractors’, ability to comply with current and future environmental, safety and other regulatory requirements and to obtain and maintain required regulatory approvals;

•
our operations are not significantly disrupted by political instability, nationalization, terrorism, sabotage, pandemics, social or political activism, breakdown, natural disasters, governmental or political actions, litigation or arbitration proceedings, equipment or infrastructure failure, labour shortages, transportation disruptions or accidents, or other development or exploration risks; and

•
the ability of the Company to fulfil the requirements of the TSX and the NYSE American in connection with the listing of the Offered Shares on the respective stock exchange.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this Prospectus Supplement and the Prospectus under the heading “Risk Factors” and in the Company’s AIF (as defined below).
Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The forward-looking statements contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein are based on the beliefs, expectations and opinions of management as of the date hereof. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers and investors should not place undue reliance on forward-looking statements. Denison does not intend to update forward-looking statements, except as required by law.
CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING DISCLOSURE REQUIREMENT AND ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES
We are permitted under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this Prospectus Supplement in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with IFRS as issued by the IASB and are audited in accordance with the standards of PCAOB, however, are also subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.
The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports the mineral reserves and mineral resources of the projects it has an interest in according to Canadian standards.
Unless otherwise indicated, all mineral reserve and mineral resource estimates included in this Prospectus Supplement and the documents incorporated by reference herein have been prepared in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. Further to recent amendments, U.S. mineral property disclosure requirements (the “SEC Rules”) are now governed by subpart 1300 of Regulation S-K of the U.S. Securities Act of 1933 for issuers whose securities are registered with the SEC under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multijurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to the SEC Rules which differ from the requirements of NI 43-101 and the CIM Standards.
As a result of the new SEC Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Standards that are required under NI 43-101. While the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, U.S. investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are “substantially similar” to CIM Standards, there are differences in the definitions under the SEC Rules and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Rules.
The mineral resource and mineral reserve figures referred to in this Prospectus Supplement and the documents incorporated therein by reference are estimates and no assurances can be given that the indicated levels of uranium will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Any inaccuracy or future reduction in such estimates could have a material adverse impact on the Company.
CURRENCY AND EXCHANGE RATE INFORMATION
The annual consolidated financial statements of the Company incorporated by reference in this Prospectus Supplement have been prepared in accordance with IFRS as issued by the IASB and are reported in Canadian dollars. They may not be comparable to financial statements of United States companies.
Unless otherwise indicated, all references to “$”, “C$” or “dollars” in this Prospectus Supplement refer to Canadian dollars. References to “US$” or “U.S. dollar” in this Prospectus Supplement refer to United States dollars.
The following table sets forth (i) the rate of exchange for the U.S. dollar, expressed in Canadian dollars, in effect at the end of the periods indicated; (ii) the average exchange rates for the U.S. dollar, expressed in Canadian dollars, during such periods; and (iii) the high and low exchange rates for the U.S. dollar, expressed in Canadian dollars, during such periods, each based on the daily rate of exchange as reported by the Bank of Canada for the conversion of one U.S. dollar into Canadian dollars:
	US$ to C$ Fiscal Year Ended December 31		US$ to C$ 6 Months Ended June 30
	2022	2021	2023	2022
Rate at the end of period	1.3544	1.2678	1.3240	1.2886
Average rate during period	1.3013	1.2535	1.3477	1.2715
Highest rate during period	1.3856	1.2942	1.3807	1.3039
Lowest rate during period	1.2451	1.2040	1.3151	1.2451
The daily average exchange rate on October 6, 2023 as reported by the Bank of Canada for the conversion of U.S. dollars into Canadian dollars was US$1.00 equals C$1.3683 (C$1.00 = US$0.7308).
DOCUMENTS INCORPORATED BY REFERENCE
This Prospectus Supplement is deemed to be incorporated by reference in the Prospectus solely for the purpose of the Offering. Other documents are also incorporated or deemed to be incorporated by reference in the Prospectus and reference should be made to the Prospectus for full particulars thereof.
Copies of the documents incorporated by reference in this Prospectus Supplement and the Prospectus and not delivered with this Prospectus Supplement may be obtained on request without charge from the Corporate Secretary of Denison at 40 University Avenue, Suite 1100, Toronto, Ontario, M5J 1T1, Canada, telephone: 416-979-1991 or by accessing the disclosure documents through the Internet on SEDAR+, at

www.sedarplus.ca. Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”), at www.sec.gov. Our filings through SEDAR+ and EDGAR are not incorporated by reference in this Prospectus Supplement and the Prospectus except as specifically set forth herein.
The following documents, filed with the securities commissions or similar regulatory authorities in the provinces and territories of Canada are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement and the Prospectus:
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the annual information form for the fiscal year ended December 31, 2022, dated as of March 27, 2023 (the “AIF”);

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audited annual consolidated financial statements of the Company as at and for the years ended December 31, 2022 and 2021, together with the notes thereto, management’s report on internal control over financial reporting, and the reports of Independent Registered Public Accounting Firm thereon (the “Annual Financial Statements”);

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management’s discussion and analysis of financial condition and results of operations of the Company for the year ended December 31, 2022 dated March 9, 2023 (the “Annual MD&A”);

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unaudited interim consolidated financial statements of the Company as at June 30, 2023 and for the three and six months ended June 30, 2023 and 2022, together with the notes thereto (the “Interim Financial Statements”);

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management’s discussion and analysis of financial condition and results of operations of the Company as at and for the three and six months ended June 30, 2023 dated August 9, 2023 (the “Interim MD&A”);

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management information circular of the Company dated April 3, 2023 regarding the annual general meeting of shareholders of the Company held on May 15, 2023; and

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material change report dated June 30, 2023 regarding the Company’s announcement of the results of (i) the Feasibility Study completed for in-situ recovery (“ISR”) mining of the high-grade Phoenix Deposit and (ii) a cost update to the 2018 Pre-Feasibility Study (“2018 PFS”) for conventional underground mining of the basement-hosted Gryphon Deposit for the Company’s Wheeler River Uranium Project.

Any document of the type referred to in the preceding paragraphs (excluding press releases and confidential material change reports) or of any other type required to be incorporated by reference into a short form prospectus pursuant to National Instrument 44-101 — Short Form Prospectus Distributions that is filed by the Company with a securities commission after the date of this Prospectus Supplement and prior to the termination of the distribution shall be deemed to be incorporated by reference in this Prospectus Supplement.
In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement is included in any report on Form 6-K, Form 40-F or Form 20-F (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus Supplement, such document or information shall be deemed to be incorporated by reference as an exhibit to the U.S. Registration Statement of which this Prospectus Supplement forms a part. In addition, the Company may incorporate by reference into this Prospectus Supplement, or the U.S. Registration Statement of which it forms a part, other information from documents that the Company will file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act, if and to the extent expressly provided therein.
Any statement contained in this Prospectus Supplement, the Prospectus or a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded for the purposes of this Prospectus Supplement to the extent that a statement contained herein or in the Prospectus or in any subsequently filed document which also is or is deemed to be incorporated by reference herein or in the Prospectus modifies or supersedes that prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified or superseded form to constitute a part of this Prospectus Supplement, except as so modified or superseded. Without limiting the foregoing, each document incorporated by reference into the Prospectus prior to the date hereof shall be deemed to have been superseded in its entirety unless such document is also listed above as being incorporated by reference into this Prospectus Supplement.
Information contained on the Company’s website www.denisonmines.com, is not part of this Prospectus Supplement, is not incorporated herein by reference and may not be relied upon by investors in connection with an investment in the Offered Shares.
DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT
The following documents have been or will be filed with the SEC as part of the U.S. Registration Statement of which this Prospectus Supplement forms a part: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) powers of attorney from our directors and officers (included on the signature page to the U.S. Registration Statement); (iii) the Underwriting Agreement; (iv) the consent of KPMG LLP; and (v) the consents of certain “qualified persons” referred to in this Prospectus Supplement under “Interest of Experts”.
THE COMPANY
The following description of the Company is, in some instances, derived from selected information about us contained in the documents incorporated by reference into this Prospectus Supplement. This description does not contain all of the information about us and our properties and business that you should consider before investing in any securities. You should carefully read the Prospectus Supplement and the Prospectus, including the sections titled “Risk Factors”, as well as the documents incorporated by reference into this Prospectus Supplement and the Prospectus, before making an investment decision.
Name, Address and Incorporation
Denison was formed by articles of amalgamation as International Uranium Corporation (“IUC”) effective May 9, 1997 pursuant to the Business Corporations Act (Ontario) (the “OBCA”). On December 1, 2006, IUC combined its business and operations with Denison Mines Inc. (“DMI”), by plan of arrangement under the OBCA (the “IUC Arrangement”). Pursuant to the IUC Arrangement, all of the issued and outstanding shares of DMI were acquired in exchange for IUC’s shares. Effective December 1, 2006, IUC’s articles were amended to change its name to “Denison Mines Corp.”
The registered and head office of Denison is located at 1100−40 University Avenue, Toronto, Ontario, M5J 1T1, Canada.
The Company is a reporting issuer in all of the provinces and territories of Canada. The Company’s Common Shares are listed on the TSX under the symbol “DML” and the NYSE American under the symbol “DNN”.
Acknowledgement
Denison respectfully acknowledges that our business operates in Canada on lands that are in the traditional territory of Indigenous peoples. Our activities encompass the entire mining life cycle, from early-stage exploration to advanced project evaluation, construction, operation, closure and restoration — with the potential for activities to span many decades. As such, Denison is committed to collaborating with Indigenous peoples and communities to build long-term, respectful, trusting, and mutually beneficial relationships and aspires to avoid any adverse impacts of Denison’s activities and operations.

Inter-Corporate Relationships
The chart below illustrates the Company’s inter-corporate relationships of its active subsidiaries as at the date hereof:
Denison Asset Overview
Uranium Exploration and Development
Denison’s uranium exploration properties are principally held directly by the Company or indirectly through DMI, Denison Waterbury Corp. and Denison AB Holdings Corp. Denison’s key assets in the Athabasca Basin in Northern Saskatchewan are:
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An effective 95% interest in, and operator of, the Wheeler River Project, which is host to the Phoenix and Gryphon Deposits — together representing the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region.

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A 67.41% interest in, and operator of, the Waterbury Lake project, which includes the Tthe Heldeth Túé and Huskie uranium deposits.

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A 22.50% interest in the McClean Lake uranium processing facility and uranium deposits, through its interest in the McClean Lake Joint Venture (“MLJV”) operated by Orano Canada Inc. (“Orano Canada”).

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A 25.17% interest in the Midwest uranium project, operated by Orano Canada, which is host to the Midwest Main and Midwest A deposits.

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An extensive portfolio of exploration properties in the Athabasca Basin.

Denison also acquired 50% ownership of JCU (Canada) Exploration Company, Limited (“JCU”) from UEX Corporation (“UEX”) on August 3, 2021. JCU holds a portfolio of twelve uranium project joint venture interests in Canada, including a 10% interest in the Wheeler River Project (with Denison owning 90% directly), a 30.099% interest in the Millennium project (with Cameco Corporation owning 69.901%), a 33.8118% interest in the Kiggavik project (with Orano Canada owning 66.1882%), and a 34.4508% interest in the Christie Lake project (with UEX owning 65.5492%).
Toll Milling
Denison is a party to a toll-milling arrangement through its 22.50% interest in the MLJV, whereby ore is processed for the Cigar Lake Joint Venture at the McClean Lake processing facility (the “Cigar Toll Milling”).

In February 2017, Denison completed a financing (the “Ecora Transaction”) with Ecora Resources PLC (“Ecora”), formerly known as Anglo Pacific Group PLC, and its wholly owned subsidiary Centaurus Royalties Ltd. for gross proceeds to Denison of C$43.5 million. The Ecora Transaction consists of certain contractual obligations of Denison to forward to Ecora the cash proceeds of future toll milling revenue earned by the Company related to the processing of the specified Cigar Lake ore through the McClean Lake mill. Monetizing a portion of Denison’s future share of the Cigar Toll Milling provided Denison with the financial flexibility to advance its interests in the Athabasca Basin, including the Wheeler River Project. Denison retains a 22.5% strategic ownership stake in the MLJV and McClean Lake processing facility.
Uranium Holdings
Denison holds 2.5 million pounds of U3O8 stored at licensed facilities operated by ConverDyn, GP (“ConverDyn”) and Cameco Corporation (“Cameco”), though Denison has recently agreed to sell 100,000 pounds of U3O8 for delivery in November 2023. The holdings at both facilities are comingled with other uranium held by the respective storage providers at their facilities.
ConverDyn is a general partnership between affiliates of Honeywell International Inc. and General Atomics, which provides conversion services to various customers, including utilities operating nuclear power plants globally. The conversion services are performed at ConverDyn’s conversion plant located in Metropolis, Illinois, USA. In order to carry out the conversion services, ConverDyn maintains holdings of U3O8 on site for itself and its customers.
Cameco is a publicly listed Canadian company that is involved in uranium mining and provides nuclear fuel services to nuclear power utilities globally. Denison’s uranium holdings at Cameco are held in Ontario at the Cameco facilities located in Port Hope and/or Blind River.
The nuclear industry is highly regulated with rigorous controls in place to regulate all movements of physical uranium throughout the nuclear fuel cycle. The storage facilities with whom the Company has contracted are globally important market participants in the nuclear industry for which considerable reliance is placed by global nuclear power utilities.
RECENT DEVELOPMENTS
On October 5, 2023, the Company entered into a binding agreement with F3 to make a $15 million strategic investment in F3 in the form of unsecured convertible debentures (the “Debentures”). The Debentures will carry a 9% coupon (the “Interest”), payable quarterly over a 5-year term, a portion of which may be payable in F3 shares at F3’s election. The Debentures are convertible at Denison’s option into F3 shares at a conversion price of $0.56 per share. F3 will also have certain redemption rights on or after the third anniversary of the date of issuance of the Debentures and/or in the event of an F3 change of control. The closing of the investment is subject to the satisfaction of customary closing conditions, including but not limited to stock exchange approvals.
On September 27, 2023, the Company announced the signing of a Shared Prosperity Agreement (“SPA”) with English River First Nation (“ERFN”) supporting the development and operation of the Company’s Wheeler River Project in northern Saskatchewan. The SPA received support from a substantial majority of ERFN Members who participated in a ratification vote on its key terms.
On September 1, 2023, the Company announced the temporary medical leave of absence for Mac McDonald (CPA, CA), the Company’s Chief Financial Officer. Elizabeth Sidle (CPA, CA) was appointed Interim Chief Financial Officer.
Effective August 31, 2023, Denison’s Closed Mines group ceased providing third-party post-closure mine care and maintenance and related services, and has further focused the group on the management of the Company’s closed mines sites in the Elliot Lake region in Ontario.
On June 26, 2023, the Company announced the results of (i) the feasibility study completed for ISR mining of the high-grade Phoenix Deposit, and (ii) a cost update to the 2018 PFS for conventional underground mining of the basement-hosted Gryphon Deposit (the “Gryphon Project”). With the successful completion of the Phoenix feasibility study, the Company has advanced the planned Phoenix ISR project (the “Phoenix Project”) through the technical de-risking process. On August 8, 2023, the Company filed the Wheeler Technical Report supporting the above results.

RISK FACTORS
Investing in our securities is speculative and involves a high degree of risk due to the nature of our business and the present stage of its development. The following risk factors, as well as risks currently unknown to us, could materially adversely affect our future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company, or its business, property or financial results, each of which could cause purchasers of our securities to lose part or all of their investment. The risks set out below are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects. In addition to the other information contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein, you should carefully consider the risks described below, as well as the risks described under the “Risk Factors” section of the Prospectus and the AIF before purchasing the Offered Shares.
Risks Related to Our Securities
Future sales or issuances of debt or equity securities could decrease the value of any existing Common Shares, dilute investors’ voting power and reduce our earnings per share.
We are authorized to issue an unlimited number of Common Shares. We may sell additional equity securities (including through the sale of securities convertible into Common Shares) and may issue additional debt or equity securities to finance our operations, exploration, development, acquisitions or other projects. We cannot predict the size of future sales and issuances of debt or equity securities or the effect, if any, that future sales and issuances of debt or equity securities will have on the market price of the Common Shares. Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in our earnings per share.
Our Common Shares are subject to various factors that have historically made share prices volatile.
The market price of our Common Shares may be subject to large fluctuations, which may not necessarily be related to the financial condition, operating performance, underlying asset values or prospects of Denison. These factors include macroeconomic developments in North America and globally, market perceptions of the attractiveness of particular industries — including nuclear energy — and volatile trading due to unpredictable general market or trading sentiments.
The market price of the Common Shares is also likely to increase or decrease in response to a number of events and factors, including: our operating performance and the performance of competitors and other similar companies; volatility in commodity prices; the arrival or departure of key personnel; the number of Common Shares to be publicly traded after an offering pursuant to any prospectus supplement; the public’s reaction to our press releases, material change reports, other public announcements and our filings with the various securities regulatory authorities; the public perception of the nuclear industry and reaction to the developments therein; changes in earnings estimates or recommendations by research analysts who track the Common Shares or the shares of other companies in the resource sector; changes in general economic and/or political conditions; acquisitions, strategic alliances or joint ventures involving us or our competitors; and the factors listed under the heading “Cautionary Note Regarding Forward-Looking Statements”.
The market price of the Common Shares may be affected by many other variables which are not directly related to our success and are, therefore, not within our control, including other developments that affect the market for all resource sector securities, the breadth of the public market for the Common Shares and the attractiveness of alternative investments.
Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. With respect to the Company’s Common Shares, the trading price of the Common Shares has recently increased significantly and there is no assurance that this price increase will be sustained. From January 1, 2023 to October 9, 2023, the closing price of our Common Shares on the NYSE American ranged from as low as US$0.97 to as high as US$1.75 and daily trading volume ranged from approximately 65,039 to 3,207,107 shares, and the closing price of our Common Shares on the TSX ranged from as low as C$1.34 to as high as C$2.35 and daily trading volume ranged from approximately 149,650 to 5,305,722 shares. These volatilities do not represent all trading in the Common Shares and significant trading volume is facilitated through other trading markets for the Common Shares in Canada or the United States; for example, such reported aggregate daily trading volumes for “DNN” has ranged from approximately 62,643 to 5,930,417 in calendar 2022. During this time, the Company has been affected by the results of a seemingly significant change in investor sentiment towards nuclear energy and uranium in connection with a global trend towards the transition to “clean” energy sources, which is believed to have resulted in increased trading volumes and price volatility of our Common Shares. Investor sentiment can change quickly, and investors may make investment decisions based on third party media and/or social media discussions that may not accurately reflect the Company’s disclosure or actual results of operations. Such sentiments may cause volatility in the trading price of our Common Shares and may or may not be reflective of individual investor’s views as to the value of the underlying assets. Accordingly, the market price of the Common Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted, and the trading price of the Common Shares may be materially adversely affected.”
The market price of the Common Shares could decline, which could result in insufficient liquidity.
A decrease in the market price of the Common Shares could adversely affect the liquidity of the Common Shares on the TSX and NYSE American. The Company’s shareholders may be unable, as a result, to sell significant quantities of the Common Shares into the public trading markets. The Company may not, as a result, have sufficient liquidity to meet the continued listing requirements of the TSX and the NYSE American. Sales of the Common Shares by shareholders might also make it more difficult for the Company to sell equity or debt securities at a time and price that it deems appropriate, which may have a material adverse effect on the Company’s business, financial conditions and results of operations.
U.S. investors may find it difficult to enforce U.S. judgments against the Company.
The Company is incorporated under the laws of Ontario, Canada and none of the Company’s directors and officers are residents of the United States. Because all or a substantial portion of the Company’s assets and the assets of these persons are located outside of the United States, it may be difficult for U.S. investors to effect service of process within the United States upon the Company or upon such persons who are not residents of the United States, or to realize in the United States upon judgments of U.S. courts predicated upon civil liabilities under U.S. securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.
If the Company is characterized as a passive foreign investment company, U.S. holders may be subject to adverse U.S. federal income tax consequences
U.S. investors should be aware that they could be subject to certain adverse U.S. federal income tax consequences in the event that the Company is classified as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. The determination of whether the Company is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the Company’s income, expenses and assets from time to time and the nature of the activities performed by the Company’s officers and employees. The Company may be a PFIC in one or more prior tax years, in the current tax year and in subsequent tax years. Prospective investors should carefully read the discussion below under the heading “Material United States Federal Income Tax Considerations for U.S. Holders” for more information and consult their own tax advisors regarding the likelihood and consequences of the Company being treated as a PFIC for

U.S. federal income tax purposes, including the advisability of making certain elections that may mitigate certain possible adverse U.S. federal income tax consequences that may result in an inclusion in gross income without receipt of such income.
The Company has never paid, and does not currently anticipate paying, dividends.
The Company has paid no dividends on the Common Shares since incorporation and does not anticipate paying dividends in the immediate future. The payment of future dividends, if any, will be reviewed periodically by the board of directors of the Company (the “Board”) and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund its commercial activities, development and growth, and other factors that the Board may consider appropriate in the circumstances.
Risks Related to the Use of Proceeds and Our Operations
Use of Proceeds
While information regarding the use of proceeds from the sale of the Offered Shares is described under the heading “Use of Proceeds”, we retain broad discretion over the use of the net proceeds from the Offering. The Company has identified certain forward-looking plans and objectives for the proceeds, but the Company’s ability to achieve such plans and objectives could change as a result of a number of internal and external factors, such as the impact that results from continued exploration and evaluation activities may have on the Company’s future evaluation and development plans and anticipated costs and timelines, and access to sufficient capital and resources. Because of the number and variability of factors that will determine our use of such proceeds, the Company’s ultimate use might vary substantially from its planned use. You may not agree with how the Company allocates or spends the proceeds from the Offering. We may pursue acquisitions, collaborations or other opportunities that do not result in an increase in the market value of our securities, including the market value of our Common Shares, and that may result in or increase our losses from operations.
Risks of, and market impacts on, developing mineral properties could impact the long-term viability of Denison and its operations.
Denison’s uranium production is dependent in part on the successful development of its known ore bodies, discovery of new ore bodies and/or revival of previously existing mining operations. It is impossible to ensure that Denison’s current exploration and development programs will result in profitable commercial mining operations. Where the Company has been able to estimate the existence of mineral resources and mineral reserves, such as for the Wheeler River Project, substantial expenditures are still required to establish economic feasibility for commercial development and to obtain the required environmental approvals, permits and assets needed to commence commercial operations.
Development projects are subject to the completion of successful feasibility studies, engineering studies and environmental assessments, the issuance of necessary governmental permits and the availability of adequate financing, the completion or attainment of which are subject to their own risks and uncertainties. Additionally, the inability to complete necessary tasks or obtain required inputs, or any delays in the achievement of any key project tasks or inputs, could cause significant delays in timing, cost or results of the assessment of feasibility and/or the process to advance a project to a development decision. The economic feasibility of development projects is based upon many factors, including, among others: the accuracy of mineral reserve and resource estimates; metallurgical recoveries; capital and operating costs of such projects; government regulations relating to prices, taxes, royalties, infrastructure, land tenure, land use, importing and exporting, and environmental protection; political and economic climate; and uranium prices, which are historically volatile and cyclical.
Where a pre-feasibility or feasibility study is completed by Denison, such as for the Wheeler River Project, any estimates of mineral reserves and mineral resources, development costs and schedule, operating costs and estimates of future cash flow contained therein, will be based on Denison’s interpretation of the information available to-date. Development projects have no operating history upon which to base developmental and operational estimates. Particularly for development projects, economic analyses and feasibility studies contain estimates based upon many factors, including estimates of mineral reserves, the interpretation of geologic and engineering data, anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of uranium from the ore, estimated operating costs, anticipated climatic conditions and other factors. In addition, results from further studies completed on the project may alter the plans and/or schedule for a project, which in turn may cause potentially significant delays to previous estimates of schedule and/or increases in estimated costs. As a result, it is possible that actual capital and operating costs and economic returns will differ significantly from those estimated for a project prior to production. For example, the plan and schedule, the capital and operating cost projections, and the related economic indicators, in the Wheeler Technical Report may vary significantly from the capital and operating costs and economic returns estimated by further feasibility studies or actual expenditures.
The decision as to whether a property, such as the Wheeler River Project, contains a commercial mineral deposit and should be brought into production will depend upon market conditions, as well as the results of exploration and evaluation programs and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense and risk.
It is not unusual in the mining industry for new mining operations to take longer than originally anticipated to bring into a producing phase, and to require more capital than anticipated. Any of the following events, among others, could affect the profitability or economic feasibility of a project or delay or stop its advancement: unavailability of necessary capital, unexpected problems during the start-up phase delaying production, unanticipated changes in grade and tonnes of ore to be mined and processed, unanticipated adverse geological conditions, unanticipated metallurgical recovery problems, incorrect data on which engineering assumptions are made, unavailability of labour, increases in operating costs (including due to inflation), increased costs of mining or processing and refining facilities, unavailability of economic sources of power and water, unanticipated transportation costs, changes in government regulations (including regulations with respect to the environment, prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, etc.), changes or delays in permitting and regulatory approval processes or restrictions associated with permitting or regulatory approvals, fluctuations in uranium prices, accidents, labour actions and force majeure events.
The ability to sell and profit from the sale of any eventual mineral production from a property will be subject to the prevailing conditions in the applicable marketplace at the time of sale and applicable government regulations. The demand for uranium and other minerals is subject to global economic influences and changing attitudes of consumers and demand from end-users.
Many of these factors are beyond the control of a mining company and therefore represent a market risk which could impact the long-term viability of Denison and its operations.
Denison’s operations are dependent on obtaining licenses, and are subject to other regulatory and policy risks.
Uranium mining and milling operations and exploration activities, as well as the transportation and handling of the products produced, are subject to extensive regulation by federal, provincial and state governments. Such regulations relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response, engagement with Indigenous peoples, and other matters. Compliance with such laws and regulations may, and has historically, increase the costs of exploring, drilling, developing, constructing, operating, and closing Denison’s mines and processing facilities. It is possible that the costs, delays and other effects associated with such laws and regulations may impact Denison’s decision with respect to exploration and development properties, including whether to proceed with exploration or development, or that such laws and regulations may result in Denison incurring significant costs due to a material change required to the methods of mining, milling, transportation and other project elements and/or to remediate or decommission properties in accordance with applicable environmental standards.
The development of mines and related facilities is contingent upon governmental approvals that are complex and time consuming to obtain and which may involve the coordination of multiple governmental agencies. Environmental and regulatory review has become a long, complex and uncertain process that can cause potentially significant delays. Obtaining these government approvals includes among other things, completing environmental assessments and engaging with Indigenous and local communities. See “Environmental, Health, Safety & Sustainability Matters” in Denison’s AIF for more information regarding Denison’s community engagement. In addition, future changes in governments, regulations and policies, such as those affecting Denison’s mining operations and uranium transport, could materially and adversely affect Denison’s results of operations and financial condition in a particular period or its long-term business prospects.
The ability of the Company to obtain and maintain permits and approvals and to successfully explore and evaluate properties and/or develop and operate mines may be adversely affected by real or perceived impacts associated with its activities that affect the environment and human health and safety at its projects and in the surrounding communities. The real or perceived impacts of the activities of other mining companies, locally or globally, may also adversely affect the Company’s ability to obtain and maintain permits and approvals. The Company is uncertain as to whether all necessary permits will be obtained or renewed on acceptable terms or in a timely manner. Any significant delays in obtaining or renewing such permits or licences in the future could have a material adverse effect on Denison.
Denison expends significant financial and managerial resources to comply with such laws and regulations. Denison anticipates it will have to continue to do so as the trend toward stricter government regulation may continue. Because legal requirements are frequently changing and subject to interpretation, Denison is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. While the Company has taken great care to ensure full compliance with its legal obligations, there can be no assurance that the Company has been or will be in full compliance with all of these laws and regulations, or with all permits and approvals that it is required to have.
Failure to comply with applicable laws, regulations and permitting requirements, even inadvertently, may result in enforcement actions. These actions may result in orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Companies may be required to compensate others who suffer loss or damage by reason of their exploration or other activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
Joint Venture Arrangements
The Company is party to a number of joint venture arrangements on properties material to the Company. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company’s profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on the Company’s business prospects, results of operations and financial condition: disagreements with joint venture partners on how to conduct exploration or development activities; inability of joint venture partners to meet their obligations to the joint venture or third parties; and disputes or litigation between joint venture partners regarding budgets, development activities, reporting requirements and other joint venture matters, decisions under the dispute resolution provisions of a joint venture agreement may not be resolved in the Company’s favour.

CONSOLIDATED CAPITALIZATION
The following table sets forth the capitalization of the Company as at the dates indicated, adjusted to give effect to the material changes in the share capital of the Company since June 30, 2023. The table should be read in conjunction with the Interim Financial Statements and the Interim MD&A incorporated by reference into this Prospectus Supplement.
Security	Amount Authorized	Amount Outstanding as of June 30, 2023	Amount outstanding as of the date of this Prospectus Supplement	Amount outstanding assuming Completion of the Offering(1)(2)
Common Shares	Unlimited	835,787,520	851,532,538	•
Options(3)	39,670,000 Common Shares	9,315,500	6,892,500	6,892,500
Share Units	15,000,000 Common Shares	9,036,838	6,891,587	6,891,587

Notes:
(1)
Assuming no exercise of the Over-Allotment Option. See “Plan of Distribution”. See “Use of Proceeds” for the proceeds after giving effect to the Offering and deducting the expenses of the issue.

(2)
In the event the Over-Allotment Option is exercised in full, a further  •  Offered Shares will be issued.

(3)
The number of stock options the Company may grant is limited by the terms of its stock option plan and the policies of the TSX.

There have been no material changes in the Company’s loan capital since June 30, 2023.
USE OF PROCEEDS
The estimated net proceeds received by the Company from the Offering (assuming no exercise of the Over-Allotment Option) will be approximately US$• (determined after deducting the Underwriting Commission of US$• and estimated expenses of the Offering of US$•). If the Over- Allotment Option is exercised in full, the estimated net proceeds received by the Company from the Offering will be US$• (determined after deducting the Underwriting Commission of US$• and estimated expenses of the Offering of US$•).
Denison intends to use the net proceeds from the offering to fund (1) the advancement of the Phoenix Project through the procurement of long lead items (including associated engineering, testing and design) identified during the ongoing Front End Engineering Design (“FEED”) process and the Phoenix feasibility study; (2) exploration and evaluation expenditures; and (3) general corporate and administrative expenses, including those in support of corporate development activities, and working capital requirements.
It is expected that the funds, taken together with existing financial resources including those from prior prospectus financings, will be sufficient to advance Phoenix to a final investment decision and into the project execution phase. More specifically, Denison currently intends, subject to its sole discretion to change such allocation after the date of this Prospectus Supplement, to use the net proceeds as follows:
Activity or Nature of Expenditure	Approximate Use of Net Proceeds (US$’000)
Wheeler River – Phoenix Long Lead Items Procurement and Associated Engineering, Testing, and Design.	US$	•
Mineral Property Exploration and Evaluation	US$	•
General Corporate and Administrative Expenses and Working Capital Requirements	US$	•
Total	US$	•
Although the Company intends to use the net proceeds from the Offering, as set forth above, the foregoing allocations are based on preliminary budgets and operating plans. The actual allocation of the net proceeds may vary from those allocations set out above as a result of many factors, including future developments in relation to the advancement of Wheeler River, other opportunities, or the development of unforeseen events, including those listed under “Risk Factors” of the Prospectus and the AIF. Potential investors are cautioned that notwithstanding the Company’s current intentions regarding the use of the net proceeds of the Offering, there may be circumstances where a reallocation of the net proceeds may be advisable for reasons that management believes, in its discretion, are in the Company’s best interests.
In the event that the Over-Allotment Option is exercised, the additional net proceeds of the Over-Allotment Option are expected to provide additional funding that could be used to support further advancement of the Phoenix Project, as applicable, additional exploration and evaluation, and/or general, corporate, and administrative activities.
Including the proceeds of the Offering, the Company expects to be able to fund its operations while maintaining a large portion of its current physical uranium holdings, which continue to be expected to be utilized in connection with financing the continued advancement and/or construction of the Phoenix Project. However, as the Company’s operating plans and budgets for 2024 and beyond have not been finalized, the Company cannot provide assurance as to how long beyond 2024 the Company will be able to fund its operations from existing financial resources and the proceeds of this Offering.
The Company generates no operating revenue from exploration or evaluation activities on its property interests and has negative cash flow from operating activities. Accordingly, the Company will ultimately require additional financing in order to proceed with the development of any of its projects, including the construction of Wheeler River if a positive final investment decision is made following the receipt of a license to construct. The Company anticipates that it will continue to have negative cash flow until such time that commercial production is achieved at a particular project. To the extent that the Company has negative operating cash flows in future periods in excess of amounts disclosed above in the use of proceeds table, it may need to deploy a portion of its existing working capital to fund such negative cash flow. See “Risk Factors” in this Prospectus Supplement, the Prospectus and the AIF.
Business Objectives and Milestones
The proceeds from the Offering are expected to facilitate the procurement of long lead items necessary for the construction of the Phoenix Project in alignment with the Company’s current guidance related to the potential timing of construction and first production. This work is required to avoid undue delays in the project execution schedule based on the Company’s current procurement plan and assessment of the supply chain. The procurement of long-lead items is interconnected with the completion of certain detailed project engineering efforts, and both are necessary to advance the Phoenix Project through licensing and construction. The Company currently plans to complete long-lead item procurement and related detailed project engineering during 2025.
A final investment decision to advance the Phoenix Project into construction has not yet been made and will be reliant on numerous factors – including the receipt of regulatory approval, as well as various market conditions including, but not limited to, the then spot price and long-term price of uranium, the availability and cost of capital necessary to fund development, as well as regulatory and other various risk factors as outlined in this Prospectus Supplement, the Prospectus and the documents incorporated by reference. While the Company anticipates it will expend significant resources in advancing the Phoenix Project, including procurement, there can be no certainty that the Phoenix Project will advance to construction and/or first production. See “Risk Factors” in this Prospectus Supplement, the Prospectus and the AIF.
Mr. Chad Sorba, Director of Technical Services of the Company, is the qualified person, within the meaning of NI 43-101, has reviewed and confirmed that the above-noted use of net proceeds allocations are reasonable.

PRIOR SALES
The following table summarizes the issuances by Denison of Common Shares within the 12 months prior to the date of this Prospectus Supplement:
Date	Price per Security	Number of Securities
October 3, 2022(1)	C$1.5928	65,000
October 4, 2022(1)	C$1.593	15,000
October 4, 2022(1)	US$1.17	10,000
October 5, 2022(1)	C$1.6473	75,000
October 5, 2022(1)	US$1.2046	75,000
October 6, 2022(1)	C$1.6951	75,000
October 7, 2022(1)	US$1.2475	75,000
November 9, 2022(1)	C$1.6471	50,000
November 9, 2022(1)	US$1.2247	50,000
November 10, 2022(1)	C$1.6755	75,000
November 10, 2022(1)	US$1.246	72,500
November 10, 2022(2)	—	6,000
November 14, 2022(1)	C$1.6532	7,500
November 14, 2022(1)	US$1.2283	15,000
November 15, 2022(1)	C$1.6469	75,000
November 15, 2022(1)	US$1.2277	75,000
November 16, 2022(1)	C$1.6649	68,600
November 16, 2022(1)	C$1.7083	75,000
November 16, 2022(1)	US$1.2521	75,000
November 16, 2022(1)	US$1.2808	72,500
November 17, 2022(1)	C$1.6927	75,000
November 17, 2022(1)	US$1.2706	75,000
November 18, 2022(1)	C$1.6289	5,000
November 18, 2022(1)	US$1.22	5,000
November 21, 2022(1)	C$1.58	25,000
November 21, 2022(1)	US$1.18	25,000
November 22, 2022(1)	C$1.5853	25,000
November 22, 2022(1)	US$1.1853	25,000
November 23, 2022(1)	C$1.5576	25,000
November 23, 2022(1)	US$1.1542	25,000
November 24, 2022(1)	C$1.6073	60,000
November 25, 2022(1)	C$1.6165	50,000
November 25, 2022(1)	US$1.1981	57,500
November 25, 2022(1)	US$1.209	50,000
November 28, 2022(1)	C$1.624	27,500
November 29, 2022(1)	C$1.6114	49,900
November 29, 2022(1)	US$1.2091	41,500
December 1, 2022(1)	C$1.5862	37,500
December 1, 2022(1)	US$1.17	37,500
December 2, 2022(1)	C$1.6327	75,000

Date	Price per Security	Number of Securities
December 2, 2022(1)	US$1.2141	75,000
December 5, 2022(1)	C$1.62	10,300
December 5, 2022(1)	US$1.2129	20,000
December 6, 2022(1)	C$1.602	40,000
December 6, 2022(1)	US$1.1898	40,000
December 7, 2022(1)	C$1.5575	6,000
December 7, 2022(1)	US$1.1536	6,900
December 12, 2022(1)	C$1.5644	68,000
December 12, 2022(1)	US$1.1543	57,500
December 13, 2022(1)	C$1.5568	28,400
December 13, 2022(1)	US$1.1382	21,190
December 13, 2022(3)	C$0.60	627,181
December 14, 2022(1)	C$1.5739	75,000
December 14, 2022(1)	US$1.1564	75,000
December 15, 2022(3)	C$0.60	385,000
December 15, 2022(2)	—	26,000
December 19, 2022(1)	C$1.5521	65,000
December 19, 2022(1)	US$1.1381	62,600
December 20, 2022(1)	C$1.5834	75,000
December 20, 2022(1)	US$1.1531	75,000
December 20, 2022(3)	C$0.60	42,000
December 20, 2022(2)	—	7,333
December 21, 2022(1)	C$1.5734	18,701
December 21, 2022(1)	US$1.1515	13,611
December 22, 2022(1)	C$1.5375	25,500
December 22, 2022(1)	US$1.1343	26,200
December 23, 2022(1)	C$1.5991	75,000
December 23, 2022(1)	US$1.1706	75,000
December 28, 2022(1)	C$1.6083	25,000
December 28, 2022(1)	US$1.1851	20,000
December 29, 2022(1)	C$1.59	12,500
December 29, 2022(1)	US$1.16	27,500
January 3, 2023(1)	C$1.55	3,200
January 4, 2023(1)	C$1.5502	50,000
January 4, 2023(1)	US$1.15	7,760
January 5, 2023(1)	C$1.5768	20,700
January 5, 2023(1)	US$1.165	7,500
January 10, 2023(1)	C$1.6098	75,000
January 10, 2023(1)	US$1.1943	75,000
January 10, 2023(3)	C$0.455	36,500
January 10, 2023(3)	C$0.60	18,000
January 10, 2023(3)	C$0.68	16,000
January 11, 2023(1)	C$1.7173	75,000
January 11, 2023(1)	US$1.2857	75,000

Date	Price per Security	Number of Securities
January 12, 2023(1)	C$1.7747	75,000
January 12, 2023(1)	US$1.3234	75,000
January 13, 2023(1)	C$1.7967	200,000
January 13, 2023(1)	US$1.3386	200,000
January 16, 2023(1)	C$1.7938	200,000
January 16, 2023(1)	US$1.3396	200,000
January 17, 2023(1)	C$1.8088	245,300
January 17, 2023(1)	US$1.3491	250,000
January 17, 2023(3)	C$0.60	389,214
January 18, 2023(1)	C$1.7956	100,000
January 19, 2023(1)	C$1.737	129,700
January 20, 2023(1)	C$1.7509	66,800
January 20, 2023(1)	US$1.3234	30,100
January 23, 2023(1)	C$1.7074	150,000
January 23, 2023(1)	US$1.2657	160,000
January 24, 2023(1)	C$1.7745	215,000
January 24, 2023(1)	US$1.3248	210,000
January 25, 2023(1)	C$1.8192	300,000
January 25, 2023(1)	US$1.3589	300,000
January 26, 2023(1)	C$1.8672	300,000
January 26, 2023(1)	US$1.3934	300,000
January 26, 2023(3)	C$0.45	49,000
January 26, 2023(3)	C$1.26	17,500
January 27, 2023(1)	C$1.8861	250,000
January 27, 2023(1)	US$1.4098	250,000
January 30, 2023(1)	C$1.8979	100,000
January 30, 2023(1)	US$1.4166	100,000
January 31, 2023(1)	C$1.9227	325,000
January 31, 2023(1)	US$1.4418	300,000
February 1, 2023(1)	C$1.9787	300,000
February 1, 2023(1)	US$1.482	300,000
February 2, 2023(1)	C$1.9117	250,000
February 2, 2023(1)	US$1.4352	250,000
February 3, 2023(1)	C$1.9213	325,000
February 3, 2023(1)	US$1.4436	325,000
February 6, 2023(1)	C$1.9249	225,000
February 6, 2023(1)	US$1.4519	225,000
February 7, 2023(1)	C$1.8512	230,000
February 7, 2023(1)	US$1.3789	230,000
February 8, 2023(1)	C$1.779	200,000
February 8, 2023(1)	US$1.3233	200,000
February 11, 2023(3)	C$0.60	18,000
March 10, 2023(3)	C$1.26	10,000
March 30, 2023(2)	—	20,668

Date	Price per Security	Number of Securities
April 11, 2023(2)	—	38,666
April 18, 2023(2)	—	2,333
April 18, 2023(4)	C$1.47	50,993
April 18, 2023(4)	C$1.51	102,244
April 24, 2023(3)	C$0.455	30,000
April 24, 2023(3)	C$0.68	9,000
April 25, 2023(2)	—	9,333
May 2, 2023(2)	—	51,333
May 3, 2023(3)	C$1.26	73,500
May 15, 2023(2)	—	15,668
May 31, 2023(2)	—	7,250
June 16, 2023(2)	—	15,666
July 5, 2023(2)	—	2,667
July 7, 2023(2)	—	85,667
August 10, 2023(3)	C$0.455	17,500
August 10, 2023(3)	C$1.26	25,000
August 10, 2023(2)	—	72,749
August 14, 2023(3)	C$1.26	15,500
August 18, 2023(1)	C$1.7967	200,000
August 18, 2023(1)	US$1.3302	190,000
August 21, 2023(1)	C$1.7633	225,000
August 21, 2023(1)	US$1.3017	175,000
August 21, 2023(3)	C$1.39	19,000
August 22, 2023(1)	C$1.8178	350,000
August 22, 2023(1)	US$1.3414	315,000
August 22, 2023(2)	—	71,000
August 23, 2023(1)	C$1.9171	340,000
August 23, 2023(1)	US$1.4161	290,000
August 24, 2023(1)	C$1.9052	200,000
August 24, 2023(1)	US$1.4061	200,000
August 25, 2023(1)	C$1.9307	223,000
August 25, 2023(1)	US$1.4245	220,000
August 28, 2023(1)	C$1.8979	125,000
August 28, 2023(1)	US$1.4005	114,100
August 29, 2023(1)	C$1.9018	200,000
August 29, 2023(1)	US$1.3984	200,000
August 29, 2023(3)	C$1.26	107,000
August 30, 2023(1)	C$1.901	200,000
August 30, 2023(1)	US$1.3972	200,000
August 31, 2023(1)	C$1.8895	200,000
August 31, 2023(1)	US$1.391	200,000
September 1, 2023(1)	C$1.9035	250,000
September 1, 2023(1)	US$1.4061	250,000
September 5, 2023(1)	C$1.9086	221,500

Date	Price per Security	Number of Securities
September 7, 2023(1)	C$1.9635	275,000
September 7, 2023(1)	US$1.4418	300,000
September 7, 2023(3)	C$0.68	327,500
September 8, 2023(1)	C$1.9397	200,000
September 8, 2023(1)	US$1.4259	225,000
September 8, 2023(3)	C$0.455	658,000
September 8, 2023(3)	C$0.68	484,000
September 8, 2023(3)	C$1.26	377,000
September 8, 2023(3)	C$1.84	50,667
September 8, 2023(2)	—	1,841,417
September 11, 2023(1)	C$1.918	250,000
September 11, 2023(1)	US$1.4021	250,000
September 11, 2023(2)	—	8,000
September 12, 2023(1)	C$1.917	300,000
September 12, 2023(1)	US$1.4034	300,000
September 13, 2023(1)	C$1.9622	300,000
September 13, 2023(1)	US$1.4435	300,000
September 14, 2023(1)	C$1.9945	300,000
September 14, 2023(1)	US$1.468	300,000
September 14, 2023(3)	C$1.26	25,000
September 15, 2023(1)	C$2.0327	300,000
September 15, 2023(1)	US$1.4997	300,000
September 15, 2023(3)	C$1.26	107,000
September 18, 2023(1)	C$2.1185	300,000
September 18, 2023(1)	US$1.5652	300,000
September 19, 2023(1)	US$1.6253	625,000
September 19, 2023(3)	C$1.26	17,000
September 19, 2023(2)	—	54,751
September 20, 2023(1)	US$1.6364	615,000
September 21, 2023(1)	US$1.6166	315,000
September 22, 2023(1)	US$1.6125	130,000
September 22, 2023(3)	C$0.455	14,500
September 22, 2023(3)	C$1.26	22,000
September 22, 2023(3)	C$1.84	3,000
September 25, 2023(1)	US$1.5755	31,500
September 26, 2023(3)	C$1.26	34,000

Notes:
(1)
Issued pursuant to an “at-the-market” equity offering program established by an equity distribution agreement dated September 28, 2021 (with price per security, the average purchase price).

(2)
Issued pursuant to the settlement of vested share units.

(3)
Issued pursuant to the exercise of vested stock options (with price per security, the exercise price).

(4)
Issued on a private placement basis in satisfaction of contractual commitments.

The following table summarizes the grants made by Denison of stock options of Denison, within the 12 months prior to the date of this Prospectus Supplement(1):
Date	Security	Price per Security(2)		Number of Securities
November 7, 2022	Stock Options	C$	1.59	16,000
March 13, 2023	Stock Options	C$	1.49	1,726,000
May 12, 2023	Stock Options	C$	1.48	40,000
August 14, 2023	Stock Options	C$	1.85	19,000

Notes:
(1)
As of the date of this Prospectus Supplement, there were 6,892,500 stock options outstanding.

(2)
The “price per security” in the above table is the closing price on the date prior to issuance.

The following table summarizes the issuances made by Denison of share units of Denison, within the 12 months prior to the date of this Prospectus Supplement(1):
Date	Security	Price per Security(2)		Number of Securities
March 13, 2023	Restricted Share Units	C$	1.49	1,377,000
May 12, 2023	Restricted Share Units	C$	1.48	56,000
August 14, 2023	Restricted Share Units	C$	1.85	23,000

Notes:
(1)
As of the date of this Prospectus Supplement, there were 6,891,587 share units outstanding.

(2)
The “price per security” in the above table is the closing price on the date prior to issuance.

PRICE RANGE AND TRADING VOLUME
The Common Shares are listed for trading on the TSX under the symbol “DML”. The following table sets forth information relating to the trading of the Common Shares on the TSX for the periods indicated.
Month	High (C$)	Low (C$)	Volume*
October 1 – 9	2.18	2.13	9,506,076
September 2023	2.41	1.885	54,001,489
August 2023	1.96	1.62	30,140,156
July 2023	1.74	1.54	23,386,212
June 2023	1.74	1.455	25,323,800
May 2023	1.56	1.37	18,206,145
April 2023	1.495	1.32	22,929,584
March 2023	1.77	1.28	33,968,715
February 2023	2.04	1.62	28,606,711
January 2023	2.03	1.495	46,980,712
December 2022	1.67	1.45	36,731,308
November 2022	1.75	1.53	33,956,163
October 2022	1.81	1.475	31,324,696

Source: Bloomberg
The Common Shares are listed for trading on the NYSE American under the symbol “DNN”. The following table sets forth information relating to the trading of the Common Shares on the NYSE American for the periods indicated.

Month	High (US$)	Low (US$)	Volume*
October 1 – 9	1.60	1.55	1,979,810
September 2023	1.79	1.385	12,522,877
August 2023	1.45	1.215	5,707,970
July 2023	1.32	1.16	3,475,019
June 2023	1.305	1.08	5,075,851
May 2023	1.16	1.01	4,692,651
April 2023	1.11	0.98	3,324,155
March 2023	1.33	0.93	7,883,089
February 2023	1.52	1.195	4,472,284
January 2023	1.52	1.11	4,885,184
December 2022	1.23	1.07	4,760,142
November 2022	1.31	1.13	4,056,947
October 2022	1.32	1.08	4,447,990

Source: Bloomberg
*
The trading of the Common Shares on the NYSE American and the TSX do not represent all trading in the Common Shares and significant volumes of trading may be facilitated through other platforms.

DESCRIPTION OF SECURITIES DISTRIBUTED
The Offering consists of Offered Shares offered at the Offering Price of US$ •  per Offered Share. The securities to be distributed pursuant to the Offering hereunder are qualified by this Prospectus Supplement and are more particularly described under the heading “Plan of Distribution”.
Common Shares
All of our Common Shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and entitlement to any dividends declared by the Company. The holders of our Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of shareholders (other than meetings at which only holders of another class or series of shares are entitled to vote). Each Common Share carries the right to one vote. In the event of the liquidation, dissolution or winding-up of the Company, the holders of our Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the payment by the Company of all of its liabilities. The holders of our Common Shares are entitled to receive any dividends declared by the Company in respect of the Common Shares, subject to the rights of holders of other classes ranking in priority to our Common Shares with respect to the payment of dividends, on a pro rata basis. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions. Any alteration of the rights attached to our Common Shares must be approved by at least two-thirds of the Common Shares voted at a meeting of our shareholders. Provisions as to the modification, amendment or variation of such rights or provisions are contained in our bylaws and in the OBCA.
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
The following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) generally applicable to a shareholder who acquires Offered Shares pursuant to this Prospectus Supplement and who at all relevant times, for the purposes of the Tax Act, (a) holds the Offered Shares as capital property, (b) deals at arm’s length with the Company and each of the Underwriters and (c) is not affiliated with the Company or any of the Underwriters (a “Holder”). Generally, the Offered Shares will be considered to be capital property to a Holder unless they are held or acquired in the course of carrying on a business of trading in or dealing in securities or as part of an adventure or concern in the nature of trade.
This summary is based on the facts set out in this Prospectus Supplement, the provisions of the Tax Act in force as of the date prior to the date hereof and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing by the CRA prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all.
This summary does not otherwise take into account or anticipate any changes in law, other than the Tax Proposals, or in the administrative policies or assessing practices of the CRA, whether by way of judicial, legislative or governmental decision or action. This summary is not exhaustive of all possible Canadian federal income tax considerations and does not take into account other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ materially from those described in this summary.
This summary is of a general nature only and is not, and is not intended to be, and should not be construed to be, legal or tax advice to any particular Holder, and no representations concerning the tax consequences to any particular Holder are made. This summary does not address the deductibility of interest on any funds borrowed by a Holder to purchase Offered Shares. The tax consequences of acquiring, holding and disposing of Offered Shares will vary according to the Holder’s particular circumstances. Holders should consult their own tax advisors regarding the tax considerations applicable to them having regard to their particular circumstances.
Currency Conversion
Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Offered Shares must be converted into Canadian dollars based on the relevant exchange rate as determined in accordance with the Tax Act. The amount of dividends required to be included in the income of, and capital gains or capital losses realized by, a Resident Holder (as defined below) may be affected by fluctuations in the Canadian / U.S. dollar exchange rate.
Residents of Canada
The following portion of the summary applies to a Holder who, for the purposes of the Tax Act and any applicable income tax treaty or convention, is, or is deemed to be, resident in Canada at all relevant times (a “Resident Holder”). This summary is not applicable to a Holder: (i) that is a “financial institution” for purposes of the mark-to-market rules contained in the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii) an interest in which is a “tax shelter investment” as defined in the Tax Act; (iv) that reports its “Canadian tax results” as defined in the Tax Act in a currency other than Canadian currency; (v) that has entered or will enter into, with respect to the Offered Shares, a “dividend rental arrangement”, “derivative forward agreement” or a “synthetic disposition arrangement”, as those terms are defined in the Tax Act; (vi) a Holder that is exempt from tax under the Tax Act; or (vii) a Holder that is otherwise of special status or in special circumstances. Such Holders should consult their own tax advisors with respect to an investment in the Offered Shares.
A Resident Holder to whom Offered Shares might not constitute capital property may make, in certain circumstances, an irrevocable election permitted by subsection 39(4) of the Tax Act to have the Offered Shares, and every other “Canadian security” as defined in the Tax Act, held by such Resident Holder in the taxation year of the election and in all subsequent taxation years, treated as capital property. Resident Holders should consult their own tax advisors regarding this election.
Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada or a corporation that does not deal at arm’s length, for purposes of the Tax Act, with a corporation resident in Canada, and is, or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of the Offered Shares, controlled by a non-resident person, or group of non-resident persons not dealing with each other at arm’s length, for purposes of the foreign affiliate dumping rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors with respect to the income tax consequences of acquiring, holding and disposing of Offered Shares.
Taxation of Dividends
Dividends (including deemed dividends) received on the Offered Shares by a Resident Holder who is an individual (other than certain trusts) will be included in the individual’s income and will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received by individuals from “taxable Canadian corporations”, as defined in the Tax Act, including the enhanced dividend tax credit rules applicable to any dividends designated by the Company as “eligible dividends” in accordance with the Tax Act. There may be limits on the ability of the Company to designate dividends as eligible dividends. Dividends received by individuals (other than certain trusts) may give rise to minimum tax under the Tax Act, depending on the individual’s circumstances.
Dividends (including deemed dividends) received on the Offered Shares by a Resident Holder that is a corporation will be included in computing the corporation’s income and will generally be deductible in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations are urged to consult their own tax advisors having regard to their particular circumstances.
A Resident Holder that is a “private corporation” or a “subject corporation”, each as defined in the Tax Act, may be liable to pay a refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Offered Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income. A “subject corporation” is generally a corporation (other than a private corporation) resident in Canada and controlled directly or indirectly by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts).
A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable for an additional tax (refundable in certain circumstances) in respect of its “aggregate investment income” for the year, which is defined in the Tax Act to include dividends received or deemed to be received in respect of Offered Shares, but not dividends or deemed dividends that are deductible in computing the dividend recipient’s taxable income. Tax Proposals released on August 9, 2022, are intended to extend this additional tax and refund mechanism in respect of “aggregate investment income” to “substantive CCPCs” as defined in such Tax Proposals. Resident Holders are advised to consult their own tax advisors regarding the possible implications of these Tax Proposals in their particular circumstances.
Disposition of Offered Shares
Generally, upon a disposition (or a deemed disposition) of an Offered Share (other than to the Company unless purchased by the Company in the open market in the manner in which shares are normally purchased by any member of the public in the open market), a Resident Holder will realize a capital gain (or a capital loss) equal to the amount by which the Resident Holder’s proceeds of disposition are greater (or less) than the Resident Holder’s adjusted cost base of such Offered Share and any reasonable costs of disposition. The adjusted cost base to the Resident Holder of an Offered Share acquired pursuant to this Prospectus Supplement will be determined by averaging the cost of such Offered Share with the adjusted cost base of all Offered Shares owned by the Resident Holder as capital property immediately before the time of acquisition, if any. The treatment of capital gains and capital losses is discussed below under “Residents of Canada — Taxation of Capital Gains and Losses”.
Taxation of Capital Gains and Losses
Generally, one-half of any capital gain (a “taxable capital gain”), realized by a Resident Holder in a taxation year must be included in the Resident Holder’s income for that year and one-half of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year must be deducted against taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains realized in a particular taxation year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized by the Resident Holder in such years, to the extent and in the circumstances described in the Tax Act. Capital gains realized by an individual (other than certain trusts) may give rise to minimum tax.
The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition (or deemed disposition) of an Offered Share may be reduced by the amount of any dividends received (or deemed to be received) by the Resident Holder on such Offered Share (or a share substituted for such Offered Share) to the extent and under the circumstances described in the Tax Act. Similar rules may apply where an Offered Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.
A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable for an additional tax (refundable in certain circumstances) in respect of its “aggregate investment income” for the year, which is defined in the Tax Act to include an amount in respect of taxable capital gains.
Tax Proposals released on August 9, 2022, are intended to extend this additional tax and refund mechanism in respect of “aggregate investment income” to “substantive CCPCs” as defined in such Tax Proposals. Resident Holders are advised to consult their own tax advisors regarding the possible implications of these Tax Proposals in their particular circumstances.
Non-Residents of Canada
This portion of the summary is applicable to a Holder who, at all relevant times, is neither resident in Canada nor deemed to be resident in Canada for purposes of the Tax Act and any applicable income tax treaty or convention, and who does not use or hold (and is not deemed to use or hold) the Offered Shares in the course of carrying on, or otherwise in connection with, a business in Canada (a “Non-Resident Holder”).
Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere or an “authorized foreign bank” as defined in the Tax Act. Such Non-Resident Holders should consult their own tax advisors with respect to an investment in the Offered Shares.

Taxation of Dividends
Dividends paid or credited (or deemed to be paid or credited) on an Offered Share to a Non-Resident Holder by the Company will be subject to Canadian withholding tax at the rate of 25%, subject to a reduction of such rate under the terms of an applicable income tax treaty or convention. For example, in the case of a Non-Resident Holder who is a resident of the United States for purposes of the Canada-U.S. Tax Convention (1980), as amended (the “Treaty”), who is the beneficial owner of the dividend, and who qualifies for full benefits of the Treaty, the rate of such withholding tax will generally be reduced to 15% (or 5% if the beneficial owner of such dividend is a corporation that owns at least 10% of the voting stock of the Company). Non-Resident Holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty or convention.
Disposition of Offered Shares
A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of an Offered Share unless the Offered Share constitutes (or is deemed to constitute) “taxable Canadian property” of such Non-Resident Holder for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable income tax treaty or convention.
Provided the Offered Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX and the NYSE American) at the time of disposition, the Offered Shares generally will not constitute “taxable Canadian property” of a Non-Resident Holder unless, at any time during the 60-month period immediately preceding the disposition the following two conditions are met concurrently: (i) 25% or more of the issued shares of any class or series of the capital stock of the Company were owned by or belonged to one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the fair market value of such shares was derived, directly or indirectly, from one or any combination of (a) real or immovable property situated in Canada, (b) “Canadian resource property” as defined in the Tax Act, (c) “timber resource property” as defined in the Tax Act, or (d) options in respect of, interests in, or for civil law rights in, such properties, whether or not such property exists. Notwithstanding the foregoing, Offered Shares may be deemed to be “taxable Canadian property” in certain circumstances specified in the Tax Act.
If the Offered Shares are “taxable Canadian property” of a Non-Resident Holder, any capital gain realized on the disposition or deemed disposition of such Offered Shares may not be subject to tax under the Tax Act pursuant to the terms of an applicable income tax treaty or convention.
Non-Resident Holders whose Offered Shares may constitute “taxable Canadian property” should consult their own tax advisors.
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS
Subject to the limitations and qualifications stated herein, this discussion sets forth material U.S. federal income tax considerations relating to the acquisition, ownership and disposition by U.S. Holders (as hereinafter defined) of the Offered Shares. The discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, Treasury regulations thereunder (whether final, temporary or proposed), published rulings and court decisions, and the Canada-U.S. Tax Convention, all as currently in effect and all subject to change at any time, possibly with retroactive effect. This summary applies only to U.S. Holders that acquire Offered Shares in the Offering pursuant to this Prospectus Supplement and that hold those Offered Shares as capital assets (generally, property held for investment). This summary also does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis, or the tax consequences of transactions effected prior or subsequent to, or concurrently with, the acquisition of any Offered Shares. We have not and will not seek any rulings from the Internal Revenue Service (“IRS”) regarding the matters discussed below, and there can be no assurance that the IRS will not take positions concerning the tax consequences of the acquisition, ownership or disposition of Offered Shares that are different from those discussed below.

This summary provides only a general discussion and is not a complete analysis of all potential tax consequences arising from an investment in the Offered Shares. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including non-U.S. tax consequences, state and local tax consequences, estate and gift tax consequences, alternative minimum tax consequences, and tax consequences applicable to U.S. Holders subject to special rules, such as:
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banks, insurance companies, and certain other financial institutions;

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U.S. expatriates and certain former citizens or long-term residents of the United States;

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persons holding Offered Shares as part of a hedging transaction, “straddle,” wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to Offered Shares;

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persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;

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brokers, dealers or traders in securities, commodities or currencies;

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tax-exempt entities, qualified retirement plans, individual retirement accounts, other tax-deferred accounts or government organizations;

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S corporations, partnerships, or other entities or arrangements classified as partnerships or otherwise treated as pass-through entities for U.S. federal income tax purposes;

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regulated investment companies or real estate investment trusts;

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persons who acquired the Offered Shares pursuant to the exercise of any employee stock option or otherwise as compensation;

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persons required to accelerate the recognition of any item of gross income with respect to the Offered Shares as a result of such income being recognized on an applicable financial statement;

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persons holding the Offered Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States; and

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persons who own (directly or through attribution) 10% or more (by vote or value) of our outstanding Offered Shares.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds Offered Shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Any entity treated as a partnership and partners in such partnerships are encouraged to consult their tax advisors as to the particular U.S. federal income tax consequences of acquiring, holding and disposing of Offered Shares.
For the purposes of this summary, a “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of Offered Shares and is:
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An individual who is a citizen or resident of the United States;

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a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

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an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

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a trust if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect to be treated as a U.S. person under applicable Treasury regulations.

THIS SUMMARY DOES NOT CONSTITUTE, AND SHOULD NOT BE CONSIDERED AS, LEGAL OR TAX ADVICE TO HOLDERS OF OFFERED SHARES. PERSONS CONSIDERING AN INVESTMENT IN OFFERED SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO THEM RELATING TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE OFFERED SHARES, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX LAWS.

Passive Foreign Investment Company Rules
If we are classified as a PFIC in any taxable year, a U.S. Holder will be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. corporation that does not distribute all of its earnings on a current basis.
A non-U.S. corporation will be classified as a PFIC for any taxable year in which, after applying certain look-through rules, either:
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at least 75% of its gross income is passive income (such as interest income); or

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at least 50% of its gross assets (determined on the basis of a quarterly average) is attributable to assets that produce passive income or are held for the production of passive income.

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation, the equity of which we own, directly or indirectly, 25% or more (by value). We will also be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any partnership, the equity of which we own, directly or indirectly, 25% or more by value (a “look-through partnership”). In addition, if we own, directly or indirectly, less than 25% (by value) of the equity of a partnership, our proportionate share of the income of the partnership will be treated as passive income, and the partnership interest will be treated as a passive asset. However, in the event that we satisfy an “active partner” test within the meaning of the applicable U.S. Treasury Regulations, we may treat less-than-25% owned partnerships as look-through partnerships, unless we elect otherwise.
The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually after the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. There can be no assurance that the Company is not or will not be a PFIC for the current tax year or any prior or future tax year, and no opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or will be requested. U.S. Holders should consult their own tax advisors regarding the PFIC status of the Company.
If we are classified as a PFIC in any year that a U.S. Holder owns any Offered Shares, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns any Offered Shares, regardless of whether we continue to meet the tests described above unless (i) we cease to be a PFIC and the U.S. Holder has made a “deemed sale” election under the PFIC rules or (ii) the U.S. Holder makes a Qualified Electing Fund Election (a “QEF Election”) in the first taxable year we (and our relevant subsidiaries) are treated as a PFIC with respect to the U.S. Holder. If the “deemed sale” election is made, a U.S. Holder will be deemed to have sold such U.S. Holder’s Offered Shares at their fair market value and any gain from such deemed sale would be subject to the “excess distribution” rules described below. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the U.S. Holder’s Offered Shares with respect to which such election was made will not be treated as shares in a PFIC and the U.S. Holder will not be subject to the rules described below with respect to any “excess distribution” the U.S. Holder receives from us or any gain from an actual sale or other disposition of the Offered Shares. U.S. Holders should consult their tax advisors as to the possibility and consequences of making a deemed sale election if we cease to be a PFIC and such election becomes available.
For each taxable year we are treated as a PFIC, a U.S. Holder will be subject to special tax rules for any “excess distribution” such U.S. Holder receives and any gain such U.S. Holder recognizes from a sale or other disposition (including, under certain circumstances, a pledge) of Offered Shares, unless (i) such U.S. Holder makes a QEF Election or (ii) our Offered Shares constitute “marketable” securities, and such U.S. Holder makes a mark-to-market election as discussed below. Absent the making of a QEF Election or a mark-to-market election, distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions a U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the Offered Shares will be treated as an excess distribution. Under these special tax rules:
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the excess distribution or gain will be allocated ratably over a U.S. Holder’s holding period for the Offered Shares;

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the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

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the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Offered Shares cannot be treated as capital, even if a U.S. Holder holds the Offered Shares as capital assets.
In addition, if we are a PFIC, a U.S. Holder will generally be subject to similar rules with respect to distributions we receive from, and our dispositions of the stock of, any of our direct or indirect subsidiaries that also are PFICs, as if such distributions were indirectly received by, and/or dispositions were indirectly carried out by, such U.S. Holder. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to our subsidiaries.
If a U.S. Holder makes an effective QEF Election, the U.S. Holder will be required to include in gross income each year, whether or not we make distributions, as capital gains, such U.S. Holder’s pro rata share of our net capital gains and, as ordinary income, such U.S. Holder’s pro rata share of our earnings in excess of our net capital gains. Currently, we do not expect that we would provide the information necessary for U.S. Holders to make a QEF Election if we determine that we are a PFIC. Thus, prospective investors should assume that a QEF Election will not be available.
U.S. Holders also can avoid the interest charge on excess distributions or gain relating to the Offered Shares by making a mark-to-market election with respect to the Offered Shares, provided that the Offered Shares are “marketable.” Offered Shares will be marketable if they are “regularly traded” on certain U.S. stock exchanges or on a foreign stock exchange that meets certain conditions. For these purposes, the Offered Shares will be considered regularly traded in any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades, the principal purpose of which is to meet this requirement, will be disregarded. The Offered Shares are listed on the NYSE American, which is a qualified exchange for these purposes. Consequently, if the Offered Shares remain listed on the NYSE American and are regularly traded, we expect the mark-to-market election would be available to U.S. Holders if we are a PFIC. Each U.S. Holder should consult its own tax advisor as to whether a mark-to-market election is available or advisable with respect to the Offered Shares.
A U.S. Holder that makes a mark-to-market election must include in ordinary income for each year the Company is a PFIC an amount equal to the excess, if any, of the fair market value of the Offered Shares at the close of the taxable year over the U.S. Holder’s adjusted tax basis in the Offered Shares. An electing U.S. Holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder’s adjusted basis in the Offered Shares over the fair market value of the Offered Shares at the close of the taxable year, but this deduction is allowable only to the extent of any net mark-to-market gains for prior years. Gains from an actual sale or other disposition of the Offered Shares will be treated as ordinary income, and any losses incurred on a sale or other disposition of the shares will be treated as an ordinary loss to the extent of any net mark-to-market gains for prior years. Any loss in excess thereof will be taxed as a capital loss, and capital losses are subject to significant limitations under the Code. Once made, the election cannot be revoked without the consent of the IRS unless the Offered Shares cease to be marketable.
However, a mark-to-market election generally cannot be made for equity interests in any lower-tier PFICs that we own, unless shares of such lower-tier PFIC are themselves “marketable.” As a result, even if a U.S. Holder validly makes a mark-to-market election with respect to the Offered Shares, the U.S. Holder may continue to be subject to the PFIC rules (described above) with respect to the U.S. Holder’s indirect interest in any of our investments that are treated as an equity interest in a PFIC. U.S. Holders should consult their tax advisors to determine whether any of these elections would be available and if so, what the tax consequences of the alternative treatments would be in their particular circumstances.
A U.S. Holder that owns shares in a PFIC during any taxable year of the U.S. Holder may have to file an IRS Form 8621 (whether or not a QEF Election or mark-to-market election is made) and such other information as may be required by the U.S. Treasury Department (“U.S. Treasury”). Failure to do so, if required, will extend the statute of limitations until three years after such required information is furnished to the IRS. Each U.S. Holder should consult its own tax advisor regarding the requirements of filing such information returns under these rules.
WE STRONGLY URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE IMPACT OF OUR PFIC STATUS ON YOUR INVESTMENT IN THE OFFERED SHARES AS WELL AS THE APPLICATION OF THE PFIC RULES TO YOUR INVESTMENT IN THE OFFERED SHARES.
Cash Dividends and Other Distributions
Subject to the discussion under the heading “Passive Foreign Investment Company Rules” above, to the extent there are any distributions made with respect to the Offered Shares, a U.S. Holder generally will be required to include such distributions in its gross income (including the amount of Canadian taxes withheld, if any) as dividend income, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (computed using U.S. federal income tax principles). The amount of the distribution in excess of our current or accumulated earnings and profits is treated first as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in its Offered Shares and, thereafter, as capital gain recognized on a sale or exchange on the day actually or constructively received by the U.S. Holder (as described below under the heading “Sale or Disposition of Offered Shares”). There can be no assurance that we will maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. U.S. Holders should therefore assume that any distribution with respect to the Offered Shares will constitute dividend income. Dividends paid on the Offered Shares will not be eligible for the dividends received deduction allowed for distributions from U.S. corporations.
Dividends paid to a non-corporate U.S. Holder by a “qualified foreign corporation” may be subject to reduced rates of taxation if certain holding period and other requirements are met. A qualified foreign corporation generally includes a foreign corporation if (i) the stock with respect to which the dividends are paid is readily tradable on an established securities market in the United States or it is eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information provision and that the U.S. Treasury has determined is satisfactory for these purposes and (ii) it is not a PFIC (as discussed above) for either the taxable year in which the dividend is paid or the preceding taxable year. The Offered Shares are readily tradable on an established securities market, the NYSE American. We may also be eligible for the benefits of the Canada-U.S. Tax Convention. Accordingly, subject to the PFIC rules discussed above, we expect that a non-corporate U.S. Holder should qualify for the reduced tax rate on dividends so long as the applicable holding period requirements are met. U.S. Holders should consult their own tax advisors regarding the availability of the reduced tax rate on dividends in light of their particular circumstances.
Distributions paid in a currency other than U.S. dollars will be included in a U.S. Holder’s gross income in a U.S. dollar amount based on the spot exchange rate in effect on the date of actual or constructive receipt, whether or not the payment is converted into U.S. dollars at that time. The U.S. Holder will have a tax basis in such currency equal to such U.S. dollar amount, and any gain or loss recognized upon a subsequent sale or conversion of the foreign currency for a different U.S. dollar amount will generally be U.S. source ordinary income or loss.
If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.
If a U.S. Holder is subject to Canadian withholding taxes (at the rate applicable to such U.S. Holder) with respect to dividends paid on the Offered Shares, such U.S. Holder may be entitled to receive either a deduction or a foreign tax credit for such Canadian taxes paid provided certain requirements are satisfied. Complex limitations apply to the foreign tax credit. Dividends paid by us generally will constitute foreign source income and generally will be categorized as “passive category income.” Because the foreign tax credit rules are complex, each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.
Sale or Disposition of Offered Shares
Subject to the discussion under the heading “Passive Foreign Investment Company Rules” above, a U.S. Holder generally will recognize gain or loss on the taxable sale or exchange of the Offered Shares in an amount equal to the difference between the U.S. dollar amount realized on such sale or exchange (determined in the case of the Offered Shares sold or exchanged for currencies other than U.S. dollars by reference to the spot exchange rate in effect on the date of the sale or exchange or, if the Offered Shares sold or exchanged are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, which election must be applied consistently from year to year and cannot be changed without the consent of the IRS, the spot exchange rate in effect on the settlement date) and the U.S. Holder’s adjusted tax basis in the Offered Shares determined in U.S. dollars. The initial tax basis of the Offered Shares to a U.S. Holder will be the U.S. Holder’s U.S. dollar purchase price for the Offered Shares (determined by reference to the spot exchange rate in effect on the date of the purchase, or if the Offered Shares purchased are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, which election must be applied consistently from year to year and cannot be changed without the consent of the IRS, the spot exchange rate in effect on the settlement date). An accrual basis U.S. Holder that does not make the special election will recognize exchange gain or loss to the extent attributable to the difference between the exchange rates on the sale date and the settlement date, and such exchange gain or loss generally will constitute ordinary income or loss.
Subject to the discussion under the heading “Passive Foreign Investment Company Rules” above, such gain or loss will be capital gain or loss and will be long-term gain or loss if the Offered Shares have been held for more than one year. Under current law, long-term capital gains of non-corporate U.S. Holders generally are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations under the Code. Capital gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. U.S. Holders are encouraged to consult their own tax advisors regarding the availability of the U.S. foreign tax credit in their particular circumstances.
Medicare Contribution Tax
Certain U.S. Holders that are individuals, estates or certain trusts, and whose incomes exceed certain thresholds, must pay a 3.8% tax, or “Medicare contribution tax”, on their “net investment income.” Net investment income generally includes, among other things, dividend income and net gains from the disposition of stock. A U.S. Holder that is an individual, estate or trust should consult its own tax advisor regarding the applicability of the Medicare contribution tax to its income and gains in respect of its investment in the Offered Shares.
Information Reporting and Backup Withholding
Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding on a duly executed IRS Form W-9 or otherwise establishes an exemption.
Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.
Certain Reporting Requirements
U.S. Holders paying more than $100,000 for the Offered Shares generally may be required to file IRS Form 926 reporting the payment of the offer price for the Offered Shares. Substantial penalties may be imposed upon a U.S. Holder that fails to comply. Each U.S. Holder should consult its own tax advisor as to the possible obligation to file IRS Form 926.
Information with Respect to Foreign Financial Assets
Certain U.S. Holders who are individuals (and, under regulations, certain entities) may be required to report information relating to the Offered Shares, subject to certain exceptions (including an exception for Offered Shares held in accounts maintained by certain U.S. financial institutions). Such U.S. Holders who fail to timely furnish the required information may be subject to a penalty. Additionally, if a U.S. Holder does not file the required information, the statute of limitations with respect to tax returns of the U.S. Holder to which the information relates may not close until three years after such information is filed. U.S.
Holders should consult their own tax advisors regarding their reporting obligations with respect to their acquisition, ownership and disposition of Offered Shares and the application of the U.S. information reporting and withholding rules.
PLAN OF DISTRIBUTION
The Offered Shares will be offered in each of the provinces and territories of Canada, except Québec, and in the United States pursuant to the multijurisdictional disclosure system and, subject to applicable law and the Underwriting Agreement, certain jurisdictions outside of Canada and the United States. Pursuant to the Underwriting Agreement, the Company has agreed to issue and sell and the Underwriters have severally agreed to purchase, as principals, subject to compliance with all necessary legal requirements and the terms and conditions contained in the Underwriting Agreement, a total of  •  Offered Shares at the Offering Price of US$ •  per Offered Share, payable in cash to the Company against delivery of such Offered Share, on the Closing Date.
In consideration for their services in connection with the Offering, the Underwriters will be paid the Underwriting Commission equal to •% of the gross proceeds of the Offering (US$ •  per Offered Share, for an aggregate fee payable by the Company of US$ • , exclusive of any Underwriting Commission payable in connection with the Over-Allotment Shares). The Offering Price was determined by negotiation between the Company and CFCC, on their own behalf and on behalf of the other Underwriters. Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to the Underwriters, and each Underwriter has severally agreed to purchase, at the Offering Price less the Underwriting Commission set forth on the cover page of this Prospectus Supplement, the number of Offered Shares listed next to its name in the following table:
Number of Offered Shares
Cantor Fitzgerald Canada Corporation(1)	•%
•	•%
Total	100%

Notes:
(1)
Sole book-runner and Lead Underwriter

Pursuant to the Underwriting Agreement, Denison has granted to the Underwriters the Over-Allotment Option, exercisable in whole or in part at any time up to the Closing Date, to purchase up to an additional  •  Offered Shares at the Offering Price to cover over-allocations, if any, and for market stabilization purposes, on the same terms and conditions as apply to the purchase of Offered Shares thereunder (provided that such issuance does not exceed the aggregate maximum number of shares issuable under the Prospectus). This Prospectus Supplement qualifies for distribution the Offered Shares as well as the grant of the Over-Allotment Option and the issuance of the Over-Allotment Shares pursuant to the exercise of the Over-Allotment Option.
A purchaser who acquires Over-Allotment Shares forming part of the Underwriters’ over-allocation position acquires those Over-Allotment Shares under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.
Denison will apply to list the Offered Shares distributed hereunder on the TSX and the NYSE American. Listing on the TSX and NYSE American will be subject to Denison fulfilling all applicable listing requirements.
• may sell Offered Shares in the United States through their U.S. affiliates, • respectively, which are not registered as investment dealers in any Canadian jurisdiction and, accordingly, will only sell Offered Shares into the United States and will not, directly or indirectly, solicit offers to purchase or sell the Offered Shares in

Canada. • will only be offering the Offered Shares in the United States. Subject to applicable law, the Underwriters may offer to sell the Offered Shares outside of Canada and the United States.
Pursuant to policies of certain Canadian securities regulatory authorities, the Underwriters may not, throughout the period of distribution under the Offering, bid for or purchase Offered Shares for their own accounts or for accounts over which they exercise control or direction. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in or raising the price of the Offered Shares. These exceptions include a bid or purchase permitted under Universal Market Integrity Rules for Canadian marketplaces administered by the Canadian Investment Regulatory Organization relating to market stabilization and passive market making activities, and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing, the Underwriters may effect transactions which stabilize or maintain the market price of the Offered Shares at levels other than those which otherwise might prevail on the open market. These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of preventing or mitigating a decline in the market price of the Offered Shares, and may cause the price of the Offered Shares to be higher than would otherwise exist in the open market absent such stabilizing activities. As a result, the price of the Offered Shares may be higher than the price that might otherwise exist in the open market. Such transactions, if commenced, may be discontinued at any time.
The Underwriters propose to offer the Offered Shares initially at the Offering Price. After a reasonable effort has been made to sell all of the Offered Shares at the Offering Price, the Underwriters may subsequently reduce the selling price to investors from time to time in order to sell any of the Offered Shares remaining unsold. Any such reduction will not affect the proceeds received by the Company.
The obligations of the Underwriters under the Underwriting Agreement are several, and not joint, and may be terminated at their discretion upon the occurrence of certain events specified in the Underwriting Agreement including standard “litigation out”, “financial out”, “disaster out” “regulatory out” and “material adverse change out” rights of termination.
The Underwriters are obligated to take up and pay for all the Offered Shares offered by this Prospectus Supplement (not including the Over-Allotment Shares issuable upon exercise of the Over-Allotment Option) if any are purchased under the Underwriting Agreement, subject to certain exceptions. Denison has agreed in the Underwriting Agreement to reimburse the Underwriters for their legal fees and certain other expenses in connection with the Offering, in an amount not to exceed $• (exclusive of taxes and disbursements).
The Company has agreed, pursuant to the Underwriting Agreement, to indemnify the Underwriters and their respective affiliates and their respective directors, officers, employees, shareholders and agents and each other person, if any, controlling any of the Underwriters or their affiliates and against certain liabilities, including liabilities under Canadian and U.S. securities legislation in certain circumstances or to contribute to payments the Underwriters may have to make because of such liabilities.
The Company has agreed in the Underwriting Agreement that it shall not issue, negotiate or enter into any agreement to sell or issue, or announce the issue of, any equity securities of the Company for a period of 90 days from the Closing Date, without the prior written consent of CFCC, on behalf of the Underwriters, such consent to not be unreasonably withheld or delayed, other than: (i) pursuant to the Underwriting Agreement, (ii) pursuant to the grant of options or other equity-based awards (including share units) pursuant to any stock compensation plan in effect as of the date of the Underwriting Agreement; (iii) the issuance of Common Shares upon the exercise, vesting or conversion, as the case may be, of any options, RSUs, warrants, special warrants or other convertible securities of the Company outstanding as of the date of the Underwriting Agreement; or (iv) the issuance of Common Shares or securities convertible into or exchangeable for Common Shares in connection with one or more bona fide acquisitions by the Company.
The Company has agreed to use its reasonable efforts to cause each director and officer of the Company to enter into lock-up agreements in favour of the Underwriters evidencing their agreement not to, for a period of 90 days following the Closing Date, without the prior written consent of CFCC, on behalf of the Underwriters, which consent is not to be unreasonably withheld or delayed, issue, offer, sell (including any short sale), contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of or transfer, directly or indirectly any Common Shares or other securities of the Company held by them, directly or indirectly or under their control or direction, other than as permitted under the terms of the lock-up agreements.
This Prospectus Supplement and Prospectus in electronic format may be made available on the websites maintained by one or more of the Underwriters or their U.S. affiliates participating in the Offering. The Underwriters may agree to allocate a number of Common Shares to the Underwriters and their U.S. affiliates for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to the Underwriters and their U.S. affiliates that may make Internet distributions on the same basis as other allocations. Other than the Prospectus and Prospectus Supplement in electronic format, the information on these websites is not part of this Prospectus Supplement or the registration statement of which this Prospectus Supplement forms a part, has not been approved or endorsed by the Company or any Underwriter in its capacity as underwriter, and should not be relied upon by investors.
Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. At the Closing, the Offered Shares distributed under this Prospectus will be available for delivery in book-entry form or the non-certificated inventory system of CDS or, its nominee, and will be deposited with CDS on the Closing of the Offering (subject to certain limited exceptions). Purchasers of Offered Shares will receive only a customer confirmation from the Underwriter as to the number of Offered Shares subscribed for (subject to certain limited exceptions). Certificates representing the Offered Shares in registered and definitive form will be issued in certain limited circumstances. U.S. purchasers of Offered Shares are advised the closing will take place on a T+3 basis and is anticipated to complete on October 16, 2023.
Notice to Investors
European Economic Area and the United Kingdom
In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no offer of any securities which are the subject of the Offering contemplated by this Prospectus has been or will be made to the public in that Relevant State, except that an offer of such securities may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
•
to any legal entity which is a “qualified investor” as defined in the Prospectus Regulation;

•
to fewer than 150, natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), as permitted under the Prospectus Regulation, subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

•
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of securities shall require the Company or any of the Underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires Offered Shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the Underwriters and the Company that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
United Kingdom
In addition, in the United Kingdom, this Prospectus Supplement is only being distributed to, and is only directed at, persons in the United Kingdom that are Qualified Investors who are: (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”); (ii) high net worth persons falling within Article 49(2)(a) to (d) of the Order; or (iii) other such persons to whom it may lawfully be communicated or caused to be communicated, ((i) to (iii) together, the “Relevant Person”).

This Prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this document or any of its contents.
This Prospectus Supplement contains no offer to the public within the meaning of section 102B of FSMA. This Prospectus is not a prospectus for the purposes of Section 85 of the Financial Services and Markets Act 2000 (“FSMA”). Accordingly, this Prospectus has not been nor will it be approved as a prospectus by the FCA under Section 87A of the FSMA and it has not been filed with the FCA pursuant to the United Kingdom Prospectus Rules nor has it been approved by the LSE or by a person authorised for the purposes of Section 21 of FSMA. Any invitation or inducement to engage in investment activity within the meaning of Section 21 of FSMA may only be communicated or caused to be communicated in connection with the issue or sale of the securities in circumstances in which Section 21(1) of FSMA does not apply. All applicable provisions of the FSMA must be complied with in respect of anything done by any person in relation to the securities in, from or otherwise involving the United Kingdom.
Hong Kong
No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32) of Hong Kong. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.
This Prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this Prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that such person is aware of the restriction on offers of the securities described in this Prospectus and the relevant offering documents and that such person is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.
Japan
The Offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and an initial purchaser will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means, unless otherwise provided herein, any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.
Singapore
This Prospectus Supplement has not been and will not be lodged or registered with the Monetary Authority of Singapore. Accordingly, this Prospectus Supplement and any other document or material in connection with the offer or sale, or the invitation for subscription or purchase of the securities may not be issued, circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person as defined under Section 275(2), or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
•
a corporation (which is not an accredited investor as defined under Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the Offered Shares under Section 275 of the SFA except:
•
to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

•
where no consideration is given for the transfer; or

•
where the transfer is by operation of law.

WHEELER TECHNICAL REPORT
The Wheeler River Project is the largest undeveloped uranium project in the infrastructure-rich eastern portion of the Athabasca Basin region, in northern Saskatchewan. The Wheeler River Project is host to the high-grade Phoenix (the “Phoenix Deposit”) and Gryphon (the “Gryphon Deposit”) uranium deposits, discovered by Denison in 2008 and 2014, respectively.
Denison filed the technical report for the Wheeler River Project (the “Wheeler Technical Report”) on August 9, 2023, subsequent to the filing of the AIF. The Wheeler Technical Report is entitled “NI 43-101 Technical Report on the Wheeler River Project, Athabasca Basin, Saskatchewan, Canada” with an effective date of June 23, 2023 and was authored by Gordon Graham P.Eng. Encomp Engineering and Computing Professionals Inc., Mark Hatton P.Eng. Stantec Consulting Ltd., Dan Johnson P.E., RM SME WSP USA Environment and Infrastructure Inc., Gregory Newman P.Eng. Newmans Geotechnique Inc., Jeffrey Martin P.Eng. Ecometrix Incorporated, Mark Mathisen C.P.G. SLR International Corporation, William McCombe P.Eng. Hatch Ltd., David Myers P.Eng. Wood Canada Limited, Paul O’Hara P.Eng. Wood Canada Limited, Cliff Revering P.Eng. SRK Consulting (Canada) Inc., Lorne Schwartz P.Eng. Wood Canada Limited, and Geoffrey Wilkie P.Eng. CanCost Consulting Inc.
The following description of the Wheeler River Project is based on the Wheeler Technical Report, a copy of which is available on the Company’s website at denisonmines.com and on the Company’s profiles on SEDAR+ and EDGAR. The following description of the Wheeler River Project, including the conclusions, projections, estimates, and forecasts, are a summary only and are subject to the qualifications, assumptions, and exclusions set out in the Wheeler Technical Report. Readers are recommended to read the Wheeler Technical Report in its entirety.
1.   Project Description, Location, and Access
1.1.   Project Area and Location
The Wheeler River Project is located in the eastern Athabasca Basin, approximately 600 km north of Saskatoon, 260 km north of La Ronge, and 110 km southwest of Points North Landing, in northern Saskatchewan. The Wheeler River Project is comprised of a total of 19 contiguous mineral claims covering 11,720 ha. The centre of the Wheeler River Project is located approximately 35 km northeast of the Key Lake mill and 35 km southwest of the McArthur River mine along Provincial Highway 914. The Wheeler River Project straddles the boundaries of NTS map sheets 74H-5, 6, 11, and 12. The UTM coordinates of the approximate centre of the Wheeler River Project are 475,000E and 6,370,000N (NAD83, Zone 13N).
The Wheeler River Project hosts the Phoenix Deposit and Gryphon Deposit. The Gryphon Deposit is located approximately 3 km northwest of the Phoenix Deposit.
1.2.   Nature of Interest
The Wheeler River Project is held by the Wheeler River Joint Venture (“WRJV”), a contractual joint venture among Denison Mines Corp. (“DMC”), Denison Mines Inc. (“DMI”), and JCU. Denison, through DMC and DMI has an aggregate ownership in the joint venture of 90% and JCU owns 10%. Denison also owns 50% of JCU. Denison has been the operator of the Wheeler River Project since November 2004.
1.3.   Royalties and Other Encumbrances
The Wheeler River Project is subject to royalties on mineral sales and profits levied by the Province of Saskatchewan and a private 10% net profit interest (“NPI”) of which Denison is also a beneficiary.
1.4.   Environmental Liabilities
Denison has recognized certain environmental liabilities associated with the Wheeler River Project in connection with historical and current operations, including without limitation, exploration activities, camp facilities and the feasibility field test conducted at the Phoenix Deposit in 2022 and 2023.

1.5.   Permits
For the conduct of its work on the Wheeler River Project to-date, Denison has obtained all permits known to be required. The advancement of the Wheeler River Project will be subject to comprehensive permitting, approvals and licensing processes. Environmental and permitting considerations for future work are discussed in detail in Section 20 of the Wheeler Technical Report.
1.6.   Access
Access to the Wheeler River Project and deposits is by road, helicopter, or fixed-wing aircraft from Saskatoon. Vehicle access to the Wheeler River Project is by Highway 914, which terminates at the Key Lake mill. The haul road between the Key Lake and McArthur River operations lies within the eastern part of the Wheeler River Project.
In 2021, Denison resurfaced the 7.2 km access road from km36 (turn off from Highway 914) to the Phoenix site to facilitate regular vehicle travel and heavy equipment mobilization and demobilization from the site. The sand and gravel used to resurface the road were sourced in very close proximity to the Wheeler River Project. The Fox Lake Road between Key Lake and McArthur River provides access to most of the northwestern side of the Wheeler River Project. Gravel and sand roads and drill trails provide access by either four-wheel-drive or all-terrain vehicles to the rest of the Wheeler River Project.
1.7.   Proximity / Transport
Located approximately 260 km south of the Wheeler River Project, La Ronge is the nearest commercial and urban locality where most exploration supplies and services can be obtained. Daily scheduled flight services are available between Saskatoon and La Ronge.
The Wheeler River Project is well located with respect to all-weather roads and the provincial power grid. The operating Key Lake mill complex is approximately 35 km south of the Wheeler River Project.
1.8.   Climate / Operating Season
The climate is typical of the continental sub-arctic region of northern Saskatchewan, with temperatures ranging from +32°C in summer to -50°C in winter. Winters are long and cold, with mean monthly temperatures below freezing for seven months of the year. Winter snowpack averages 70 to 90 cm. Field operations are possible year-round, except for limitations imposed by lakes and swamps and the periods of break-up and freeze-up. Freezing of surrounding lakes, in most years, begins in November, and break-up occurs around the middle of May. The average frost-free period is approximately 90 days.
The average annual precipitation for the region is approximately 450 mm, of which 70% falls as rain, with more than half occurring from June to September. Snow may occur in all months but rarely falls in July or August. The prevailing annual wind direction is from the west, with a mean speed of 12 km/h.
It Is expected that any future mining operations will operate year-round. Field operations are currently conducted from Denison’s Wheeler River camp, 4 km south of the Gryphon Deposit and 3 km southwest of the Phoenix Deposit and operate year-round.
1.9.   Sufficiency of Surface Rights, Power, Water, Personnel
There are sufficient surface rights for the planned future mining operations, including sufficient land to construct various facilities, including potential waste disposal areas and the process plant.
The site generates its own power. Fuel and miscellaneous supplies are stored in the existing warehouse and tank facilities at the Wheeler River camp. Abundant water is available from the numerous lakes and rivers in the area.
To support the local economy, Denison has made a commitment to utilizing local businesses whenever possible. Many of these local businesses are also Indigenous-owned. However, given the nature of Denison’s remote operations, mining supplies and labour will need to be sourced from major centres such as Saskatoon, Regina, and possibly others.

1.10.   Topography, Elevation, Vegetation
The Wheeler River Project is characterized by a relatively flat till plain with elevations ranging from 477 to 490 masl. Throughout the area, there is a distinctive north-easterly trend to landforms resulting from the passage of Pleistocene glacial ice from the northeast to the southwest. The topography and vegetation at the Wheeler River Project are typical of the taiga forest common to the Athabasca Basin area of northern Saskatchewan.
The area is covered with overburden from 0 to 119 m in thickness. The terrain is gently rolling and characterized by forested sand and dunes. Vegetation is dominated by black spruce and jack pine, with occasional small stands of white birch occurring in more productive and well-drained areas. Lowlands are generally well drained but can contain some muskeg and poorly drained bog areas with vegetation varying from wet, open, non-treed vistas to variable density stand of primarily black spruce and tamarack, depending on moisture and soil conditions. Lichen growth is common in this boreal landscape, mostly associated with mature coniferous stands and bogs.
1.11   Significant Risks
Reference should be made to the “Risk Factors” discussed above and the factors and risks described in the Wheeler Technical Report for more information.
2.   History
2.1   Ownership History
The Wheeler River Project was staked on July 6, 1977 and was vended into an agreement on December 28, 1978, among AGIP Canada Ltd. (“AGIP”), E&B Explorations Ltd. (“E&B”), and Saskatchewan Mining Development Corporation (“SMDC”), with each holding a one-third interest. On July 31, 1984, all parties divested a 13.3% interest and allowed Denison Mines Limited, a predecessor company to Denison, to earn a 40% interest. On December 1, 1986, E&B allowed PNC Exploration (Canada) Co. Ltd. (“PNC”) to earn a 10% interest from one-half of its 20% interest. In the early 1990s, AGIP sold its 20% interest to Cameco, a successor to SMDC. In 1996, Imperial Metals Corporation, a successor to E&B, sold an 8% interest to Cameco and a 2% interest to PNC. Participating interests in 2004 were Cameco 48%, JCU 12% (a successor to PNC), and Denison 40%.
In late 2004, Denison earned a further 20% interest, after which the participating interests were Denison 60%, Cameco 30%, and JCU 10%. Since November 2004, Denison has been the operator of the WRJV.
In January 2017, Denison executed an agreement with the partners of the WRJV to fund 50% of Cameco’s ordinary share of joint venture expenses in 2017 and 2018 in exchange for a transfer of a portion of Cameco’s interest. In connection therewith, increased its interest in the Wheeler River Project, based on spending during 2017, to 63.3%.
In October 2018, Denison acquired all of Cameco’s remaining interest, as a result of which the Wheeler River Project was held by Denison (90%) and JCU (10%).
In August 2021, Denison acquired an additional 5% indirect interest in the Wheeler River Project through the acquisition of a 50% ownership interest in JCU. Denison currently has an effective 95% ownership interest in the Wheeler River Project.
2.2.   Development History
Excluding the years 1990 to 1994, exploration activities comprising airborne and ground geophysical surveys, geochemical surveys, prospecting, and diamond drilling have continuously been carried out on the Wheeler River Project from 1978 to present. Since 1979, a total of 1,006 diamond drill holes and 84 RC drill holes totalling 490,824 m have been completed on the Wheeler River Project and extensive ground and airborne surveys have been conducted over the Wheeler River Project.
To date, no production has occurred on the Wheeler River Project, and the Wheeler River Project is still at the advanced exploration stage.

3.   Geological Setting, Mineralization, and Deposit Types
3.1.   Regional, Local, and Property Geology
The Wheeler River Project is located near the southeastern margin of the Athabasca Basin in the southwest part of the Churchill Structural Province of the Canadian Shield. The Athabasca Basin is a broad, closed, and elliptically shaped cratonic basin with an area of 425 km east-west by 225 km north-south. The bedrock geology of the Athabasca basin area consists of Archean and Paleoproterozoic gneisses unconformably overlain by up to 1,500 m of flat-lying unmetamorphosed sandstones and conglomerates of the mid-Proterozoic Athabasca Group.
The Wheeler River Project is located near the transition zone between two prominent litho-structural domains within the Precambrian basement, namely the Mudjatik Domain to the west and the Wollaston Domain to the east. The Mudjatik Domain is characterized by elliptical domes of Archean granitoid orthogenesis separated by keels of metavolcanic and metasedimentary rocks. The Wollaston Domain is characterized by tight to isoclinal, northeasterly trending, doubly plunging folds developed in Paleoproterozoic metasedimentary rocks of the Wollaston Supergroup, which overlie Archean granitoid orthogenesis identical to those of the Mudjatik Domain. The area is cut by a major northeast-striking fault system of Hudsonian Age. The faults occur predominantly in the basement rocks but often extend up into the Athabasca Group due to several periods of post-depositional movement.
Local geology is very much consistent with the regional geology.
The Phoenix Deposit was discovered in 2008 and can be classified as an unconformity-associated deposit of the unconformity-hosted variety. The deposit straddles the sub-Athabasca unconformity approximately 400 m below surface and comprises three zones (A, B, C and D) which cover a strike length of about 1.1 km. No mineral resources have been estimated for either Zone C or Zone D.
The Phoenix Deposit is interpreted to be structurally controlled by the WS Shear, a prominent basement thrust fault which occurs footwall to a graphitic-pelite and hanging wall to a garnetiferous pelite and quartzite unit. A minor amount of basement, fracture-hosted mineralization occurs within local dilation zones near both ends of the deposit associated with the interpreted cross faults. The mineralization within the Phoenix Deposit is dominated by massive to semi-massive uraninite associated with an alteration assemblage comprising hematite, dravitic tourmaline, illite and chlorite. Secondary uranium minerals, including uranophane and sulphides, are trace in quantity. Average nickel, cobalt, and arsenic concentrations are at the low end of the range found in other uranium deposits in the Athabasca basin.
The Gryphon Deposit was discovered in 2014 and can be classified as an unconformity-related deposit of the basement-hosted variety. The deposit occurs within southeasterly dipping crystalline basement rocks of the Wollaston Supergroup below the regional sub-Athabasca Basin unconformity. The deposit is located from 520 to 850 m below surface, has an overall strike length of 610 m and dip length of 390 m, and varies in thickness between 2 and 70 m, depending on the number of mineralized lenses present. A series of 24 stacked lenses referred to as the A, B, C, D and E-series are controlled by reverse fault structures, which are largely conformable to the basement stratigraphy and dominant foliation. Mineralization within the Gryphon Deposit lenses is dominated by massive, semi-massive, or fracture-hosted uraninite associated with an alteration assemblage comprising hematite, dravitic tourmaline, illite, chlorite, and kaolinite. Secondary uranium minerals (including uranophane and carnotite) and sulphides are trace in quantity.
3.2.   Significant Mineralized Zones
The Phoenix Deposit can be classified as an unconformity-associated deposit of the unconformity-hosted variety. The deposit straddles the sub-Athabasca unconformity approximately 400 m below surface and comprises three zones (A, B, C) which cover a strike length of about 1.1 km. Zones A and B comprise an exceptionally high-grade core, averaging 46.0% and 22.3% U3O8, respectively. A lower-grade shell surrounds the high-grade core. The deposit is interpreted to be structurally controlled by the WS Shear, a prominent basement thrust fault which occurs footwall to a graphitic-pelite and hanging wall to a garnetiferous pelite and quartzite unit. A minor amount of basement, fracture-hosted mineralization is present, extending below the north part of Zone A. The basement mineralization at Zone A occurs within local dilation zones near both ends of the deposit associated with the interpreted cross faults.

The mineralization within the Phoenix Deposit is dominated by massive to semi-massive uraninite associated with an alteration assemblage comprising hematite, dravitic tourmaline, illite and chlorite. Secondary uranium minerals, including uranophane and sulphides, are trace in quantity. Average nickel, cobalt, and arsenic concentrations are at the low end of the range found in other uranium deposits in the Athabasca basin.
Phoenix Zones A and B exhibit elevated concentrations of certain REEs. While there is a strong correlation between the REEs and uranium mineralization, the correlation between heavy rare earth elements (“HREEs”) and the high-grade uranium domains is comparatively stronger than the correlation between high-grade uranium mineralization and light rare earth elements (“LREEs”).
The Gryphon Deposit can be classified as an unconformity-associated deposit of the basement-hosted variety. The majority of the deposit occurs within southeasterly dipping crystalline basement rocks of the Wollaston Supergroup below the regional sub-Athabasca Basin unconformity. The deposit is located from 520 to 850 m below surface and has an overall strike length of 610 m, dip length of 390 m and varies in thickness between 2 and 70 m, depending on the number of mineralized lenses present. The mineralized lenses are controlled by reverse fault structures which are largely conformable to the basement stratigraphy and dominant foliation. The A, B and C series of lenses comprise stacked, parallel lenses which plunge to the northeast along the G-Fault which occurs between hangingwall graphite-rich pelitic gneisses and a more competent pegmatite-dominated footwall. A ubiquitous zone of silicification (Quartz-Pegmatite Assemblage) straddles the G-Fault and the A, B and C series of lenses occur in the hangingwall of, within, and in the footwall of the Quartz-Pegmatite Assemblage, respectively. The D series lenses occur within the pegmatite-dominated footwall along a secondary fault zone (Basal Fault) or within extensional relay faults which link to the G-Fault. The E series lenses occur along the G-Fault, up-dip and along strike to the northeast of the A and B series lenses, within the upper basement or at the sub-Athabasca unconformity. The E series of lenses differ from the remaining sets of lenses as they are the only ones to not follow the local scale plunge of the deposit, rather the mineralization is located planar to foliation and tight to the unconformity. To date, the E series lenses are the only lenses to host unconformity mineralization at Gryphon.
Mineralization within the Gryphon Deposit lenses is dominated by massive, semi-massive or fracture-hosted uraninite associated with an alteration assemblage comprising hematite, dravitic tourmaline, illite, chlorite and kaolinite. Secondary uranium minerals, including uranophane and carnotite, are trace in quantity.
Gangue mineralogy is dominated by alteration clays (illite, kaolinite, chlorite), dravite and hematite with minor relict quartz, biotite, graphite, zircon, and ilmenite. Only trace concentrations of sulphides are noted, comprising galena, chalcopyrite, and pyrite. Notable concentrations of molybdenum and lithium are also noted within and around the mineralization, represented visually as lepidolite and molybdenite, respectively.
3.3.   Mineral Deposit Type
The Phoenix and Gryphon Deposits are classified as an Athabasca Basin unconformity-associated (also unconformity-related and -type) uranium deposit. Phoenix straddles the unconformity contact between the Athabasca sandstone and underlying basement, signifying the unconformity as a major fluid pathway for uranium mineralization. Gryphon is primarily hosted in the basement rocks, with minor portions of the deposit situated at the unconformity.
Jefferson et al. (2007) offered the following definition for the geological environment of this type of mineralization:
Unconformity-associated uranium deposits are pods, veins, and semi-massive replacements consisting of mainly uraninite, close to basal unconformities, in particular those between Proterozoic conglomeratic sandstone basins and metamorphosed basement rocks. Prospective basins in Canada are filled by thin, relatively flat-lying, and apparently unmetamorphosed but pervasively altered, Proterozoic (~1.8 to <1.55 Ga), mainly fluvial, red-bed quartzose conglomerate, sandstone, and mudstone. The basement gneiss was intensely weathered and deeply eroded with variably preserved thicknesses of reddened, clay-altered, hematitic regolith grading down through a green chloritic zone into fresh rock. The basement rocks typically comprise highly metamorphosed interleaved Archean to Paleoproterozoic granitoid and supracrustal gneiss, including graphitic metapelitic gneiss that hosts many of the uranium deposits. The bulk of the U-Pb isochron ages on uraninite are in the range of 1,600 to 1,350 Ma. Monometallic, generally basement-hosted uraninite fills veins, breccia fillings, and replacements in fault zones. Polymetallic, commonly sub-horizontal, semi-massive replacement uraninite forms lenses just above or straddling the unconformity, with variable amounts of uranium, nickel, cobalt, and arsenic, and traces of gold, platinum-group elements, copper, rare-earth elements, and iron.
The uranium deposits in the Athabasca Basin occur below, across, and immediately above the unconformity, which can lie within a few metres of surface at the rim of the Basin to over 1,000 m deep near its centre. The deposits are formed by extensive hydrothermal systems occurring at the unconformity’s structural boundary between the older and younger rock units. Major deep-seated structures are also interpreted to have played an important role in the hydrothermal process, likely acting as conduits for hot mineralized fluids that eventually pooled and crystallized in the structural traps provided by the unconformity. One of the necessary reducing fluids originates in the basement and flows along basement faults. A second oxidizing fluid originates within the Athabasca sandstone stratigraphy and migrates through the inherent porosity. In appropriate circumstances, these two fluids mix and precipitate uranium in a structural trap at or near the basal Athabasca unconformity with basement rocks.
Two end-members of the deposit model have been defined (Quirt, 2003). A sandstone-hosted egress-type model (i.e., Midwest A deposit) involved the mixing of oxidized, sandstone brine with relatively reduced fluids issuing from the basement into the sandstone. Basement-hosted, ingress-type deposits (i.e., Rabbit Lake deposit) formed by fluid-rock reactions between oxidizing sandstone brine entering basement fault zones and the local wall rock. Both types of mineralization and associated host-rock alteration occurred at sites of basement — sandstone fluid interaction where a spatially stable redox gradient/front was present.
Although either type of deposit can be high-grade, ranging in grade from a few percent to 20% U3O8, they are not volumetrically large and typically occur as narrow, linear lenses often at considerable depth. In plan view, the deposits can be 100 to 150 m long and a few metres to 30 m wide and/or thick. Egress-type deposits tend to be polymetallic (U-Ni-Co-Cu-As) and typically follow the trace of the underlying graphitic pelitic gneisses and associated faults, along the unconformity. Ingress-type, essentially monomineralic uranium deposits, can have more irregular geometry.
Unconformity-type uranium deposits are surrounded by extensive alteration envelopes. In the basement, these envelopes are generally relatively narrow but become broader where they extend upwards into the Athabasca Group for tens of metres to even 100 m or more above the unconformity. Hydrothermal alteration is variously marked by chloritization, tourmalinization (high boron, dravite), hematization (several episodes), illitization, silicification/desilicification, and dolomitization. Modern exploration for these types of deposits relies heavily on deep-penetrating geophysics and down-hole geochemistry.
Since the discovery of Key Lake in 1975/1976, the Key Lake exploration model has emphasized the occurrence of uranium mineralization proximal to the sub-Athabasca unconformity at locations where graphitic pelite units in the basement meet the basal Athabasca sandstone. The graphitic pelite units are commonly intensely sheared in contrast to the physically more competent rock types that include non-graphitic pelite, semi-pelite, psammite, meta-arkose, or granite gneiss. Airborne and ground electromagnetic systems are commonly used to map conductive graphitic pelite units versus the relatively resistive and non-conductive quartz-feldspathic rock types.
However, since the discovery of the McArthur River deposit in 1988, the McArthur River exploration model has emphasized the importance of basement quartzites occurring in proximity to uranium mineralization. Highly competent quartzites provide a strong rheological contrast to other metasediments and therefore control the sites of major thrust, reverse, and strike-slip faults. Although these faults are loci for mineralization, the poor conductivity, low magnetic susceptibilities, and specific gravity (density) values associated with quartzite, as well as other quartz-feldspathic rocks, limits the effectiveness of airborne and ground geophysical methods in mapping these basement units. This is particularly so when they are covered by hundreds of metres of Athabasca sandstone. Alteration haloes are typically larger than the deposit footprints and are characterized by changes in mineralogy and major and trace elements. Therefore, the detection of alteration halos through geophysics, primarily DC resistivity surveys, and drill core lithogeochemistry and reflectance spectrometry, have become increasingly important exploration methodologies.

Recently, basement-hosted deposits have become more recognized as a viable exploration target through the development of Eagle Point mine and the discovery of deposits such as Millennium, Triple R, and Arrow. Exploration typically requires the recognition of significant fault zones within basement metasediments (often associated with graphite) with associated clay and geochemical alteration haloes.
4.   Exploration
Excluding the years 1990 to 1994, exploration activities comprising airborne and ground geophysical surveys, geochemical surveys, prospecting, and diamond drilling have continuously been carried out on the Wheeler River Project from 1978 to present.
After the discovery of the Key Lake mine in 1975/1976, the Key Lake exploration model (Dahlkamp and Tan, 1977) has emphasized the spatial association between uranium deposition at, immediately above, or immediately below the unconformity with graphitic pelitic gneiss units in the basement subcrop under the basal Athabasca sandstone. The graphitic pelitic gneiss units are commonly intensely sheared and are highly conductive in contrast to the physically more competent adjoining rock types that include semipelitic gneiss, psammite, meta-arkose, or granitoid gneiss. From the late 1970s to the present, the Key Lake model has helped discover blind uranium deposits throughout the Athabasca Basin (Jefferson et al., 2007), although it is worth noting that the vast majority of EM conductors are unmineralized.
Following the Key Lake exploration model, EM techniques were the early geophysical methods of choice for the Wheeler River Project area from 1978 to 2004. More than 152-line km of EM conductors have been delineated on the Wheeler River Project to depths of 1,000 m through the quartz-rich Athabasca Group sandstones that are effectively transparent from an EM perspective. These conductors or conductor systems were assigned a unique designation, and follow-up exploration drilling successfully identified several zones of uranium mineralization.
Since 2004, Denison has completed ground geophysical surveys over the Wheeler River Project, including the surveys that identified the drilling target that led to the discovery of the Phoenix Deposit in 2008. In 2004, an airborne survey GEOTEM EM and magnetic survey collected data covering the entire Wheeler River Project while a FALCON airborne gravity gradiometer survey in 2005 targeted the unconformity uranium mineralization. A helicopter-borne versatile time-domain electromagnetic (“VTEM”) magnetic-radiometric survey was conducted over the Wheeler River Project in 2013 in attempt to remove noise in the interpretation of a previous survey.
5.   Drilling — Summary and Interpretation
5.1.   Overview
Diamond drilling on the Wheeler River Project is the principal method of exploration and delineation of uranium mineralization after initial geophysical surveys. Drilling can generally be conducted year-round. Since 1979, a total of 1,006 diamond drill holes and 84 reverse circulation (“RC”) drill holes totalling in excess of 490,000 m have been completed on the Wheeler River Project.
Since 2008, 315 drill holes totalling 145,982 m have delineated the Phoenix Deposit. To date, the Phoenix Deposit area has been systematically drill tested over approximately 1 km of strike length at a nominal spacing of 25 to 50 m northeast-southwest by 10 m northwest-southeast (perpendicular to strike). Delineation diamond drilling at Phoenix was primarily done with NQ sized core (47.6 mm diameter) in holes WR-249 through WR-275 and HQ sized core (63.5 mm diameter) reducing to NQ at 350 m in holes thereafter, with most holes successfully penetrating into the basement. Some additional infill holes were drilled primarily to test the spatial continuity of the mineralization. The bulk of the flat-lying high-grade mineralization is positioned at and sub-parallel to the unconformity.
5.2.   Recent Drilling (2019 to Present)
In 2019, Denison drilled wells to test the hydraulic connectivity of Phoenix Zone A and the rock mass surrounding the Phoenix Deposit on a regional scale. Fourteen holes were re-entered using historical exploration drill holes, and eighteen new holes were drilled from the surface. The program consisted of twelve regional monitoring wells, four pump/injection (“P/I”) wells, five observation wells, six local monitoring wells, two vibrating wire piezometers, one recharge well and two larger diameter commercial scale wells (“CSWs”) drilled with a mud rotary service rig. Installation of two large-diameter CSWs within the mineralized zone was completed. Both were designed to meet expected regulatory and environmental requirements to ultimately form part of the production in-situ recovery (“ISR”) well field at Phoenix. The CSWs (GWR-031 and GWR-032) were directed with a directional driller and a measurement-while-drilling operator (“MWD”) from the surface to ensure the targets were successfully intersected.
The regional monitoring wells were used to establish baseline conditions within the local and regional groundwater systems. The data collected, including groundwater levels, flow and quality, formed key inputs to groundwater models for the environmental assessment. Upon completion, the P/I wells were used to pump water from or inject water into the mineralized zone to collect hydrogeological data and identify hydraulic connectivity between test wells — validating the ability to move water, and the existence of significant permeability, within the Phoenix mineralized zone.
In the spring of 2020, Denison drilled five PQ-sized environmental monitoring wells separated by two distinct locations on the Wheeler River Project. The additional monitoring wells allowed for the collection of groundwater flow information at locations further away from the Phoenix Deposit than previously studied, providing additional data for the site groundwater model. The three-well cluster consisting of GWR-033, GWR-034, and GWR-035 targeted the MFd, MFb, and Read Formation, respectively. The two-well cluster consisting of GWR-036 and GWR-037 targeted MFc and MFd members.
In the fall of 2020, 20 drill holes were drilled at Zone A (464.8 m; 1 hole), Phoenix Zone B (2,413.5 m; 6 holes) and Zone C (4,570.2 m; 13 holes). Priority target areas included the A/B Gap (the gap between Zones A and B), and Zones Band C. Three of these drill holes at Zone C successfully extended the mineralized zone’s strike length by approximately 20 m to the southwest and delineating a potential high-grade mineralized core.
In 2021, Denison drilled wells within Mining Phase 1, in Zone A. Five CSWs, GWR-038, GWR-039, GWR-040, GWR-041 and GWR-042 spaced 5 to 10 m were drilled utilizing a dual rotary drilling rig and could be retrofitted with acid-resistant casing for future lixiviant testing. To minimize deviation, the CSWs utilized a directional driller and a real-time MWD operator from the surface. Four monitoring wells, five vibrating wire piezometers and one recharge well were drilled with a diamond drilling rig. Monitoring wells GWR-044, GWR-045, GWR-047, GWR-048, GWR-049, and GWR-050 were drilled from surface, while GWR-051, GWR-052, GWR-053 were re-entries of historical exploration drill holes. The monitoring wells varied from PQ, HQ and NQ-sized holes. They were selectively placed within Mining Phase 1 for monitoring pressure changes during hydraulic testing in the sandstone, basement and mineralized horizon in support of the 2022 FFT. The recharge well, GWR-043 located to the northeast of Phoenix Zone A was designed to dispose of formation fluids. Well GWR-045 intersected significant mineralization located on the boundary of the high-grade mineralization in Mining Phase 1 and was followed up with two exploration drill holes, WR-784 and WR-787.
In 2022, Denison drilled ten PQ-sized monitor wells with a diamond drilling rig in Zone A. They were positioned in three-spot patterns across Zone A, specifically in Mining Phases 1, 2 and 4. Wells GWR-054, GWR-062 and GWR-063 were designed to assess the vertical permeability profiles within the mineralized zone of Mining Phase 1 and to support the FFT. Wells GWR-056, GWR-059 and GWR-061 were drilled in Mining Phase 2 to target the gap in drilling around WR-273. Wells GWR-055, GWR-057, GWR-058 and GWR-060 were drilled in Mining Phase 4 to provide a better assessment of permeability variability throughout the Phoenix Deposit.
6.   Sampling, Analysis, and Data Verification
Denison has routinely used Saskatchewan Research Council (“SRC”) Geoanalytical Laboratories (“SRC Geoanalytical”) in Saskatoon, Saskatchewan for their geochemical analyses for the Wheeler River Project. Check assays were sent to SRC’s Delayed Neutron Counting laboratory (“SRC DNC”). SRC Geoanalytical’s management system operates in accordance with ISO/IEC 17025:2017 (CAN-P-4E). General requirements for the Competence of Mineral Testing and Calibration Laboratories, is compliant with CAN-P-1579 Guidelines for Mineral Analysis Testing Laboratories and is also accredited ISO/IEC 17025:2005 for the analysis of U3O8. SRC DNC follows ISO/IES17025:2017. All laboratories are independent of Denison.

Prior to 2009, all assay core samples were analyzed by the ICP1 package offered by SRC Geoanalytical. In 2009 the method was changed to ICP-MS1 in favour of a lower detection limit. Bulk density measurements were primarily determined using the water submersion/ displacement method after being coated in wax.
SRC Geoanalytical protects the integrity of sample processing at all stages, from sample storage and handling to the transmission of results. Analytical data are securely sent using electronic transmission using WINZIP encryption and password protection. Results are provided as a series of Adobe PDF files containing the official analytical results and a Microsoft Excel file containing only the analytical results. Access to SRC Geoanalytical’s premises is restricted by an electronic security system. The facilities at the main laboratory are regularly patrolled by security guards 24 hours a day.
Denison’s quality assurance (“QA”) and quality control (“QC”) program includes standards, field duplicates and blanks which are routinely inserted into the sample stream to monitor analytical accuracy, precision, and contamination. Additionally, check assays were submitted to an external laboratory (SRC DNC) to independently monitor laboratory performance.
A total of 386 USTD-series standards were analyzed with the Gryphon samples between 2014 and 2018. The analysis of the Gryphon reference samples returned U3O8 values within acceptable limits, and no accuracy issues were noted. A total of 308 blank samples were analyzed with the assay samples from the Phoenix Deposit between 2009 and 2022. Of the 308 blanks, three exceeded the upper limit of 0.013% U3O8. The failed blanks can be explained by high-grade results in the preceding samples. Most anomalous blanks returned 0.036% U3O8 which was preceded by a sample that returned 21.7% U3O8. The assay data from the failed batches were substituted with radiometric grade data on all three instances. The QAQC assessment determined that analytical results for field duplicates reported in the Wheeler Technical Report are within standard industry limits.
Denison has performed onsite permeameter analyses since 2019 using a portable gas probe permeameter where the permeability of the rock matrix is measured from the pressure decay rate of nitrogen gas. Prior to 2021, QAQC checks were performed by the University of Kyoto, Japan using a pressure decay permeameter and a TEMCO model MP-401 steady-flow gas permeameter. Results were consistent between the datasets. Samples were also sent to SNC Lavalin Geoscience and Materials laboratory (SNC laboratory) in Saskatoon for permeability analysis using water, the results of which were within one order of magnitude of pressure decay tests.
All laboratories are independent of Denison.
Since 2021, Denison has introduced QA tests before every set of permeameter tests based on the laboratory tests performed on previous years. A blank metal plate is measured as a leak check, and two reference materials are measured to ensure accuracy. The probe’s lower permeability detection limit is 10 -13 m/s.
These sampling types and approaches are typical of uranium exploration and definition drilling programs in the Athabasca Basin. The drill core handling and sampling protocols are industry standard.
7.   Mineral Processing and Metallurgical Testing
7.1.   Phoenix
Test programs included various forms of leaching tests, process plant circuit tests, and effluent and solid waste streams treatment steps conducted before and during the FS.
The following leaching testwork has been conducted on the Phoenix Deposit. The results indicate the ability to leach uranium using in-situ techniques, allow a representative recovery curve to be assembled, and indicate geochemistry requirements for subsurface remediation.
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Grinding, leaching and conventional downstream milling tests in 2014 conducted by SRC, Saskatoon, Saskatchewan

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Batch leach tests and bottle roll/agitation leach tests in 2017 conducted by Inter-Mountain Laboratories Inc. with alkaline and acidic based lixiviants

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Leach temperature tests on crushed core in 2020 conducted by SRC

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Column leach tests on blended crushed core in 2021 conducted by SRC

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Column leach and remediation tests on crushed and screened core from individual hydrogeologic units (variability) conducted by SRC in 2022

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Static uranium ore dissolution (jar) test on intact core in 2018 conducted by SRC

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Coreflood tests on intact core in 2018 to 2022 conducted by SRC

•
Feasibility field test (“FFT”) leaching and remediation in 2022 conducted by Denison.

The main objective of the FFT was to demonstrate injection of lixiviant and recovery of uranium bearing solution from the CSW test pattern. The FFT was a full-scale proof of concept of the ISR method in a thick and high-grade area of the deposit likely to be targeted for initial production.
The following process plant testwork has been conducted on the Phoenix Deposit. The results informed the criteria and design of the process plant with in-situ feed solution. Specific attention to environmental requirements for waste streams and to end-product quality.
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Four batch testing campaigns of the following circuits: stage 1 (Fe/Ra) precipitation (using NaOH and lime), stage 2 yellowcake (“YC”) precipitation, YC drying/calcining, and two stages of effluent treatment. Conducted in 2021 to 2022 by SRC.

•
Five zero valent iron (“ZVI”) tests using fixed bed columns, for selenium removal as option for third stage of the effluent treatment. Conducted in 2022 by SRC.

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Vendor tests as option for third stage of the effluent treatment for selenium removal from treated effluent, using third-party proprietary ion exchange and electroreduction (“IX/ER”) technology. Conducted in 2022.

7.2.   Gryphon
In 2017, Denison undertook a metallurgical testwork program at the SRC Geoanalytical Laboratories in Saskatoon. SRC is recognized as Accredited Testing Laboratories by the Standards Council of Canada under ISO 17025:2005 and is certified under ISO 9001:2008 for Quality Management Systems. The program was directly managed by Denison. Denison also completed a parallel test program at the Orano Service d’Études de Procédés et Analyses (“SEPA”) laboratories at Bessines-sur-Gartempe, France. SEPA is ISO 17025 certified. The objectives of the testwork programs were to further develop the optimum processing conditions and collect additional data to support engineering design. The 2017 Metallurgical test program included the following to confirm adequacy of the McClean Lake mill for processing Gryphon Ore:
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Grinding test

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Leaching tests on three composite samples to validate leaching characteristics

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Settling and filtration tests

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Solvent extraction tests

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Yellowcake Precipitation tests

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Tailings neutralization test.

8.   Mineral Resource and Mineral Reserve Estimates
8.1.   Phoenix Mineral Resource Estimates
8.1.1.   Mineral Resource Estimates
Phoenix Mineral Resource Statement, Effective Date June 23, 2023
Confidence Category	Domain	Volume (km³)	Density (g/cm³)	Tonnes (kt)	Average Grade (%U3 O8 )	Contained U3O8 (Mlb)
Measured	ZoneA_HG	6.7	3.84	25.9	50.7	28.9
	ZoneA_LG	16.5	2.33	38.3	2.3	2.0
	Total	23.2	2.77	64.2	21.8	30.9
Indicated	ZoneA_HG	8.8	3.37	29.6	42.0	27.4
	ZoneA_LG	57.9	2.33	134.8	2.0	5.8
	ZoneB_HG	4.3	2.66	11.5	22.3	5.7
	ZoneB_LG	17.1	2.34	40.1	0.9	0.8
	Total	88.1	2.45	216.0	8.3	39.7
Total Measured and Indicated		111.3	2.52	280.2	11.4	70.5
Inferred	ZoneA_Bsmt	2.4	2.34	5.6	2.6	0.3

Note:
(1)
The effective date of the mineral resource is June 23, 2023. The QP for the estimate is Mr. Cliff Revering, P.Eng., an employee of SRK.

(2)
Mineral resources are reported in accordance with CIM Definition Standards (CIM, 2014) and prepared in accordance with the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (CIM, 2019).

(3)
Mineral resources are reported at a cut-off grade of 0.1% U3O8.

(4)
Mineral resources are reported using a uranium price of US$55/lb U3O8 and total combined mining, processing and G&A operating costs of US$5.85/lb U3O8.

(5)
All figures have been rounded to reflect the relative accuracy of the estimate and may not sum due to rounding.

8.1.2.   Key Assumptions
The mineral resource statement for the Phoenix Deposit is presented assuming ISR extraction, and is reported in accordance with the CIM Definition Standards (CIM, 2014).
Due to the high-grade nature of the Phoenix Deposit, additional infill drilling related to installation of an ISR well field will provide further definition of the high-grade uranium mineralization within the deposit footprint, leading to possible changes in the estimated uranium content. However, Mr. Revering is of the opinion that, given the current drill density within the deposit, possible changes to the estimated uranium content would not be material based on the current geological understanding of the deposit.
8.1.3.   Material Impacts on Estimates
Mr. Revering is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource estimate, other than what is described in the Wheeler Technical Report.

8.2.   Phoenix Mineral Reserve Estimates
8.2.1.   Mineral Reserve Estimates
Phoenix Mineral Reserve Statement, Effective Date June 23, 2023
Confidence Category	Tonnes (kt)	Grade (% U3 O8 )	Recoverable U3O8 (Mlb)
Proven
Phase 1	6.3	24.5	3.4
Subtotal Proven	6.3	24.5	3.4
Probable
Phase 1	41.3	20.2	18.4
Phase 2	45.2	13.8	13.7
Phase 3	20.3	11.0	4.9
Phase 4	68.9	7.2	10.9
Phase 5	37.0	6.6	5.4
Subtotal Probable	212.7	1.4	53.3
Total Proven and Probable	219.0	11.7	56.7

Note:
(1)
The effective date of the mineral reserve estimate is June 23, 2023. The QP for the estimate is Mr. Dan Johnson, P.E., an employee of WSP.

(2)
Mineral reserves are estimated at a cut-off grade of 0.5% U3O8 based on the ISR mining method, using a long-term uranium price of US$50/lb U3O8 and a CA$/US$ exchange rate of 1.33. The mineral reserves are based on a mine operating cost of $0.78/lb U3O8, process operating cost of $5.20/lb U3O8, and process recovery of 99%.

(3)
A mine recovery of 80.6% has been applied to convert the mineral resources to mineral reserves. Recoverable U3O8 refers to ISR recoverable and does not account for process losses.

Estimated proven mineral reserves are based on the 2022 FFT which provided additional confidence in the ISR method and ability to recovery U3O8 within the tested region of the deposit. A stockpile of 14,400 lb U3O8 in uranium bearing solution was recovered to surface during the FFT, representing the initial ramp-up of a leach recovery curve. To calculate the proven mineral reserves, the recovery determined through computer modelling for Phase 1 was applied to the estimated in situ mass contacted by the FFT.
8.2.2.   Key Assumptions
The aggregate mine feed to the plant has been estimated to contain 56.7 Mlb U3O8. This represents 80.6% recovery of the measured and indicated mineral resource available for in-situ recovery and is the mineral reserve estimate determined from this study.
The FS analysed the varying recovery rates amongst hydrogeological units (“HGUs”) and was a significant step in the definition of ISR efficacy for this deposit. Recovery varies based on the permeability and geochemistry of the HGUs and their interaction with adjoining units. To characterize the behaviour of ISR, a hydraulic tomography model was developed to estimate permeabilities in three dimensions throughout the deposit. These values were used in a hydrogeologic simulation to calculate in-situ flows between injection and recovery wells through the HGUs. The resulting flow field was input to a geochemical model to simulate recovery per well, per HGU. This recovery result was used to revise the well layout and individual flows in the hydrogeologic model. Several iterations of this modelling system were run to realize the optimized result.
The recovery curve used as a basis for the geochemical model was obtained empirically from metallurgical testing.
8.2.3.   Material Impacts on Estimates
In determining the conversion of mineral resources to mineral reserves for the application of the novel ISR mining method of a heterogeneous unconformity style deposit, several modifying factors were considered.

These include, but were not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, and government factors. While a significant portion of the Phoenix Deposit mineral resource is classified as measured, demonstrating the highest degree of confidence in relation to geologic parameters, the cumulative assessment of all modifying factors supports the classification of probable mineral reserves for a large portion of the deposit, with a requirement of higher confidence in the modifying factors achieved through operating experience.
The proven mineral reserve quantity shown above is based on results obtained during the feasibility field test (“FFT”) in 2022. The QP considers this significant report as clear proof of ISR efficiency. The FFT performed as expected but was limited in scope for practical reasons.
8.3.   Gryphon
8.3.1   Gryphon Mineral Resource Estimates
Gryphon Mineral Resource Statement, Effective Date August 7, 2018
Confidence Category	Mineralized Domain	Tonnes (kt)	Grade (%U3 O8 )	Contained U3O8 (Mlb)
Indicated	Gryphon A1HG	148	7.6	24.7
	Gryphon A1LG	365	0.8	6.7
	Gryphon A2	262	1.0	5.5
	Gryphon A3	36	0.4	0.3
	Gryphon B1	161	1.1	3.7
	Gryphon B2	158	1.5	5.2
	Gryphon B3	59	1.3	1.7
	Gryphon C1	105	1.2	2.7
	Gryphon D1HG_HW	17	5.0	1.8
	Gryphon D1HG_MD	11	7.4	1.8
	Gryphon D1HG_FW	15	7.5	2.5
	Gryphon D1LG	153	0.6	1.9
	Gryphon D4	89	0.7	1.4
	Gryphon E2	65	1.1	1.7
Total Indicated	Gryphon	1,643	1.7	61.9
Inferred	Gryphon A4	2	0.3	0.0
	Gryphon B5	10	0.3	0.1
	Gryphon D2	5	0.4	0.0
	Gryphon D3	13	1.2	0.4
	Gryphon E1	31	1.3	0.9
	Gryphon E2	12	2.0	0.5
Total Inferred	Gryphon	73	1.2	1.9

Note:
(1)
The effective date of the mineral resource is August 7, 2018. The QP for the estimate is Mr. Mark Mathisen, C.P.G., an employee of SLR.

(2)
Mineral resources are reported in accordance with CIM Definition Standards (CIM, 2014) and prepared in accordance with CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (CIM, 2019).

(3)
Mineral resources for the Gryphon Deposit are constrained by underground mining shapes using a minimum mining width of 2 m and an incremental cut-off grade of 0.2% U3O8. The cut-off grade include considerations of a long-term uranium price of US$55/lb, US$/CA$ exchange rate of 0.75, process recovery of 97%, an underground mine operating cost of $130/t, haulage cost of $32/t, process operating cost of $280/t, G&A cost of $104/t and incremental operating cost component of $260/t for low-grade material.

(4)
High-grade mineralization was capped at 30% U3O8 and restricted at 20% U3O8 for the A1HG and capped at 20% U3O8 for the D1HG with no search restrictions.

(5)
Low-grade mineralization was capped at 20% U3O8 for the C1 domain with search restrictions applied to U3O8 grades greater than or equal to 10.0% U3O8.

(6)
Low-grade mineralization was capped at 15% U3O8 for the B1, B2, E1, and E2 domains with search restrictions applied to U3O8 grades greater than or equal to 10.0% U3O8 for the B1 domain and 5.0% U3O8 for the E2 domain.

(7)
Low-grade mineralization was capped at 10% U3O8 for the A1-A4, B3-B7, C4-C5, and D2-D4 domains with no search restrictions.

(8)
Low-grade mineralization was capped at 5% U3O8 for the D1 domain with no search restriction.

(9)
Bulk density is derived from grade using a formula based on 279 measurements from Gryphon.

(10)
Mineral resources are reported inclusive of mineral reserves

(11)
Figures may not sum due to rounding.

8.3.2.   Key Assumptions
The above table presents the mineral resource estimate for Gryphon by domain and confidence category, assuming underground mining methods and reported in accordance with CIM Definition Standards (CIM, 2014). A cut-off grade of 0.2% U3O8 for Gryphon is determined using assumptions based on historical and known mining costs of underground mines operating in the Athabasca Basin at a price of US$55/lb U3O8.
8.3.3.   Material Impacts on Estimates
Mr. Mathisen is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the mineral resource estimate, other than what is described in the Wheeler Technical Report.
8.3.4   Gryphon Mineral Reserve Estimates
Gryphon Mineral Reserve Statement, Effective Date September 1, 2018
Confidence Category	Tonnes (Mt)	Grade (% U3 O8 )	Contained U3O8 (Mlb)
Probable	1.257	1.8	49.7
Total	1.257	1.8	49.7

Note:
(1)
The effective date of the mineral reserves is September 1, 2018. The QP for the estimate is Mr. Mark Hatton, P.Eng., an employee of Stantec.

(2)
The mineral reserve estimate was prepared in accordance with the CIM Definition Standards (CIM, 2014).

(3)
Mineral reserves are stated at a processing plant feed reference point.

(4)
Mineral reserves for the Gryphon Deposit are estimated at a cut-off grade of 0.58% U3O8 based on longhole mining using a long-term uranium price of US$50/lb and a US$/CA$ exchange rate of 0.8. The mineral reserves are based on a mine operating cost of $150/t, mill operating cost of $275/t, G&A cost of $99/t, transportation cost of $50/t, milling recovery of 97%, and 7.25% fee for Saskatchewan royalties. Mineral reserves include diluting material and mining losses.

8.3.5.   Key Assumptions
The Gryphon mine production plan is based on using longhole mining methods to recover the ore located between approximately -30 and -280 metres above sea level (masl). The mineral reserve for Gryphon is estimated at 49.7 Mlb U3O8 (1.2 Mt grading at 1.8% U3O8) as summarized in the above table. The mineral reserve has been estimated by Stantec based on the resource block model prepared by RPA.
8.3.6.   Material Impacts on Estimates
The mine design and mineral reserve estimate have been completed to a level appropriate for a PFS. The mineral reserve have been classified in accordance with the CIM Definition Standards (CIM, 2014). The Gryphon block model did not include any measured mineral resource material. All mineral reserves were converted from Indicated mineral resources and are classified as probable mineral reserves. The inferred mineral resources contained within the mine design are considered as waste.

9.   Mining Operations
9.1.   Phoenix
The uranium ISR process involves the dissolution of uranium compounds from the mineralized host sands at low pH ranges using acidic solutions. The acidic solution will dissolve and mobilize the uranium, allowing the dissolved uranium to be pumped to the surface. The uranium bearing solution (“UBS”) will be transferred to the nearby process plant for uranium precipitation, drying, and packaging.
The Phoenix Deposit is amenable to the ISR of uranium with the introduction of an acidic solution. ISR is defined as the extraction of a mineral from the host rock by chemical solutions and the recovery of that mineral at the surface. ISR extraction is conducted by injecting a suitable leach solution (acidic solution) into the mineralized zone below the water table; oxidizing, complexing, and mobilizing the uranium; recovering the pregnant solution using pumping wells; and, finally, pumping the mineral bearing solution to the surface for processing (International Atomic Energy Agency, 2001).
Containment of the solution is a requirement in ISR operations to ensure recovery of the uranium and to minimize regional groundwater infiltration into the mineralized zone and associated dilution of the mining solution. As a result, artificial ground freezing around the perimeter of the mineralized zone ISR pad will be implemented creating a vertical hydraulic barrier between the ISR zone and the external natural hydrogeology. The freeze wall will be established by drilling a series of vertical cased holes from surface and across the deposit, and keying them into the basement rock. Circulation of a low temperature brine solution in the holes will remove heat from the ground, freezing the natural groundwater, and establishing an impermeable frozen wall encapsulating the deposit.
9.2.   Gryphon
The mine plan proposes two underground mining methods, longitudinal and transverse long hole stoping with cemented rock backfill (“CRF”) or hydraulic fill. A 15 m level spacing is proposed with longitudinal stopes averaging 5.9 m wide and 17 m along strike. Stope dimensions were analyzed and defined using the empirical open stope design methodology known as Mathews-Potvin or the Stability Graph Method (Hutchinson and Diederichs, 1996). Application of the method indicates the deposit is amenable to the planned longitudinal and transverse long hole stoping.
The mine plan allows Gryphon to be accessed from surface via the production shaft and the ventilation shaft, to support underground development and production. Heated fresh air will be delivered via the production shaft, with return air exhausted up the ventilation shaft.
Access from the production shaft to the mine workings will be via a single ramp located on the hangingwall. Stope overcut and undercut drifts will include 100% shotcrete coverage and 150 mm of ballast on the floor to reduce the potential for radiation exposure.
Underground production will be from the longhole stoping mining method, primarily longitudinal retreat. Mined stopes will be backfilled using a combination of rockfill, CRF, and hydraulic fill. A minimum 25 m permanent pillar will be left below the unconformity. The mine has been divided into five mining blocks, E Zone, Lower D, Upper and Lower Main, and Upper SW. Each mining block will be mined from the bottom up. Ore will be truck hauled to a rockbreaker/grizzly station and hoisted to surface. The mine is expected to produce approximately 605 t/d of ore and an average of 330 t/d of waste rock during the steady-state operating period.
The main mine dewatering system will consist of a clean water pumping system that will pump decanted water to surface via piping in the ventilation shaft.
10.   Processing and Recovery Operations
10.1   Phoenix
The process design was developed from the process plant testing campaigns, using UBS column leach tests.

Acidic lixiviant solution is prepared in the process plant and transferred to the injection solution handling system at the wellfield. Uranium bearing solution is recovered and transferred to the process plant.
In the process plant, the first step is removal of impurities such as iron and radium from the UBS as solids in the stage 1 (Fe/Ra) precipitation circuit. The solids are placed as filter cake in totes on a storage pad, for shipment offsite. Next, the purified leach solution (“PLS”) feeds the stage 2 (YC) precipitation circuit. Finally, uranyl peroxide YC product solids are dried and packaged for shipment.
The barren leach solution (BLS) from stage 2 (YC) precipitation feeds the effluent treatment circuit, comprised of three stages. The first stage (ET stage 1) neutralization precipitates most of the remaining radionuclides, so the resulting solids are placed as filter cake in totes along with the Fe/Ra cake. The second stage (ET stage 2) neutralization removes most of the remaining dissolved solids, forming a waste solids stream composed mainly of gypsum. This is pumped as slurry to a disposal pond for consolidation. The third stage (ET stage 3) is an IX/ER circuit that targets selenium removal. A small selenium-bearing waste solids stream is blended with the gypsum waste for disposal.
Reagents used to make ISR lixiviant, in the stage 1 (Fe/Ra) precipitation, stage 2 (YC) precipitation and effluent treatment stages are stored onsite. The estimated connected electrical load in the plant is 2.2 MW/2.8 MVA, and the running load is 1.6 MW/2.0 MVA.
Uranium recovery was estimated by evaluating the losses of the individual circuits and combining into an overall steady state recovery. The final mass balance recovery basis is 96.5% as shown in the following table:
Phoenix Process Plant Steady State Recovery
Item	Uranium Content (%)
Process plant feed	100.0
Fe/Ra losses	3.0
ET losses	0.5
Process plant recovery	96.5
During the ramp-up period recovery is lower resulting in a Year 1 recovery of 93.4% and a life of mine process plant recovery of 96.3%.
The majority of the Fe/Ra and ET losses end up in the process precipitate solids (“PPS”). Preliminary estimate for recovery of uranium from the PPS is 90%. The recovery from the PPS increases the overall Phoenix recovery by 2.7%. The life of mine recovery is summarized in the following table.
Phoenix Life of Mine Recovery
Item	Uranium Recovery (%)
Process plant recovery	96.3
Process precipitate solids recovery	2.7
Overall Phoenix recovery	99.0
10.2.   Gryphon
The PFS plan assumes that Gryphon ore will be transported to the McClean Lake mill for processing. The mill is currently processing material from the Cigar Lake mine; however, it has additional licensed processing capacity to a total annual production of up to 24 Mlb U3O8.
The Wheeler River Project’s mine plan for Gryphon aligns well with expected available capacity at the McClean Lake mill. Proposed Gryphon Deposit production scenarios do not exceed McClean Lake’s production capacity given certain assumptions regarding future production from the Cigar Lake mine. Gryphon ore is expected to be milled in parallel to Cigar Lake Phase 2 production, assumed to be up to 15 Mlb/a U3O8, allowing for Gryphon ore processing at a peak of 9 Mlb/a U3O8.

Processing the Gryphon Deposit will require certain modifications to the McClean Lake mill. These modifications include expansion of the leaching circuit, the addition of a filtration system to complement the counter current decantation (“CCD”) circuit capacity, the installation of an additional tailings thickener, and expansion of the acid plant. Various other upgrades will also be required throughout the mill to permit production at the full 24 Mlb/a U3O8 licensed capacity.
11.   Infrastructure, Permitting, and Compliance Activities
11.1.   Phoenix
11.1.1.   Infrastructure
The Phoenix site layout is reasonably compact around the deposit in order to limit environmental disturbance. The natural terrain of the area is used to advantage where practical, also reducing the impact of the project. Modular or temporary facilities are used where practical to reduce impact and simplify site closure.
The site is organized into radiological areas for control purposes. The wellfield, plant and nearest ponds are considered radiation areas. Radiation areas are areas that potentially contribute significantly to the dose of a worker. These areas include site locations where radioactive materials may be used or stored. Unauthorized persons are prohibited from entering radiation areas. The main site road borders this zone to the south- and north-east forming a tertiary barrier downhill of the production area. Monitoring ponds, gypsum pads and clean mine waste pads are located outside the road to the northeast. The camp and operations facilities south of the production area are deemed non-radiation areas. Non-Radiation areas are areas where no radioactive materials are used or stored.
The infrastructure includes a gravel road from Highway 914 to site and an electrical power line from existing SaskPower distribution. A new airstrip and domestic and construction waste management areas are also included in site infrastructure plans.
Water is drawn from Whitefish Lake to the east. Well water is also available which will be used to prepare potable water in the treatment plant near the camp. Domestic wastewater is sent to a mechanical treatment plant which produces water usable in the wellfield, and solids that are disposed in the industrial landfill.
A 12/16 MVA substation is located at the highest point west of the wellfield. The total estimated connected load is 11.8 MW/14.4 MVA, and running load is 7.8 MW/9.6 MVA. Propane storage is included for building and process heating.
The camp is designed for 100 occupants and for expansion to 150.
11.1.2.   Permitting and Compliance
Environmental studies associated with the Wheeler River Project for the Phoenix ISR operation are significantly advanced. Baseline environmental studies have been completed with sufficient rigor to support development and submission of a Draft Environmental Impact Statement (“EIS”), and associated technical documents, to the provincial and federal regulators. Based on the information and related evaluation and assessment of effects, Denison believes that the ISR operation can be constructed, operated, and decommissioned in a manner that is not likely to cause significant residual adverse effects to the biophysical or human environments either individually or cumulatively. Importantly, the FS has accounted for engineering design and mitigation measures identified through the environmental assessment (“EA”) process.
In addition to the EA process, Denison will be required to obtain a permit from the Saskatchewan Ministry of Environment and a Licence from the Canadian Nuclear Safety Commission (“CNSC”). While some overlap between the EA process and licensing/permitting is possible, generally licensing and permitting is expected to be competed following the EA process.
In 2021, Denison announced the adoption of the Indigenous Peoples policy (“IPP”). The IPP reflects Denison’s recognition of the important role of Canadian business in the process of reconciliation with Indigenous Peoples in Canada and outlines Denison’s commitment to take action towards advancing reconciliation. The IPP was developed based on Denison’s experiences with, as well as feedback and guidance from, Indigenous communities with whom Denison is actively engaged. This approach was designed to ensure the IPP appropriately captures a mutual vision for reconciliation. The IPP identifies five key areas of action that support the ongoing development of a continuously evolving reconciliation action plan (“RAP”): Engagement; Empowerment; Environment; Employment; and Education. Through the RAP, Denison is striving to interweave the principles of reconciliation throughout all areas of the company’s operations.
Since 2016, Denison has engaged with Interested Parties to develop meaningful relationships and facilitate a collaborative approach to engagement and the advancement of the Wheeler River Project. Denison has developed and implemented an engagement plan to guide and structure such engagement activities. Engagement activities for Interested Parties are tailored to comply with both federal and provincial regulatory legislation and, importantly, meet the expectations of the parties. While the engagement to date has focused on the Phoenix Project, the activities are also generally relevant to the Gryphon Project. Engagement to date has been extensive, and Denison’s approach with respect to consultation has been thorough and responsive to the requests of the public, Indigenous groups, and regulatory agencies.
To formalize Denison’s early commitment to work together, Memoranda of Understanding were signed with several groups in 2018. More recently, various funding agreements have been reached with Indigenous communities and organizations to provide capacity for Interested Parties to actively participate in the environmental assessment process. Through these engagement commitments and processes Denison is able to identify key concerns from Interested Parties and develop plans to respond to and/or to resolve them.
Denison has also been working towards the finalization of impact-benefit type agreements with certain Indigenous groups to further formalize support for the planned activities at site. These agreements focus on a number of areas, such as financial arrangements, business and procurement, environmental considerations, future regulatory processes, and employment considerations.
11.2.   Gryphon
11.2.1.   Infrastructure
Gryphon is approximately 3 km northwest of the Phoenix Deposit. Access to the Gryphon site will be via a 2 km road extension from the Phoenix site development. It will also be accessible by the airstrip northeast of the Phoenix Deposit. Production from the Gryphon site will be trucked to the existing McClean Lake mill to the northeast, via existing Provincial Highway 914, including approximately 50 km of new road between the McArthur River mine and the Cigar Lake mine.
A conceptual layout of the plan view of the Gryphon site surface facilities included in the Wheeler Technical Report shows the relative scale and nominal footprint size of major infrastructure items, including shafts, ore stockpile, waste rock storage, backfill plant, water treatment plant, water treatment and management ponds, fuel and propane storage, explosive storage and operations centre. It is assumed the Phoenix camp will be used during Gryphon mine development and production.
11.2.2.   Permitting and Compliance
Although the current EIS and licensing efforts are not focused on the Gryphon Project, significant baseline information has been gathered through the environmental programs completed since 2016. It is likely that additional and confirmatory baseline data collection will be required to complete the environmental approval process for the Gryphon Project. As a result of a change in Federal legislation in 2019, the Gryphon Project will undergo an EA to meet the requirements of the Saskatchewan Environmental Assessment Act; however, no Federal EA will be required. Additional regulatory approvals will be similar to those of the Phoenix ISR operation whereby a Provincial permit and a CNSC licence will be prerequisites ahead of Gryphon Project construction and operation.
Consultation for Phoenix is relevant to Gryphon; however, as Gryphon moves forward, consultation specific to Gryphon will be required.
The decommissioning and reclamation plan for Gryphon will need to be reviewed and developed in more detail as the Gryphon Project is advanced.

Based on the existing understanding of the proposed Gryphon Project, there are no environmental fatal flaws identified and there is no reason to assume the Gryphon Project could not successfully complete an environmental assessment which could be acceptable to the federal and provincial regulatory regimes and the Gryphon Project’s stakeholders.
12.   Capital and Operating Costs
12.1.   Phoenix
12.1.1.   Capital Costs
The estimated initial capital cost of the Phoenix Project is $419.4 million expressed in first-quarter 2023 Canadian dollars. This estimate falls under the AACE International Recommended Practice No. 47R-11 Class 3 Classification Guideline, with an expected accuracy to be within -15%/+25% of the Phoenix Project’s final cost, including contingency. The costs include construction of the initial ground freezing plant and wells, the first phase of production wells, and the ISR process plant and infrastructure required for first production.
Additional pre-commitment costs of $67.4 million are necessary following this FS to advance the Phoenix Project definition for regulatory purposes, and specifically to support a licence to construct satisfying the Canadian Uranium Mines and Mills Regulations SOR/2000-206. Once a licence to construct has been obtained the Phoenix Project will be considered de-risked sufficiently to enable the final investment decision (“FID”). The pre-commitment work includes engineering advancement, additional testwork, early procurement items, grid power design and execution, and management of these activities. Some of this work is in progress.
Sustaining capital is estimated to be $234.1 million and considers expansion of the wellfield and ground freezing system, and development of the injection solution system as the wellfield advances, expansion of the gypsum storage pad and modification to the process plant to accommodate well remediation.
Phoenix Initial Capital Cost Estimate
Area	Description	Cost ($M)
Direct Cost
	Mining	63.0
	In-situ leach process plant	102.6
	Surface facilities	14.7
	Utilities	34.8
	Electrical	19.1
	Civil and earthworks	39.6
Total Direct Cost		273.8
Indirect Cost
	Indirect costs	70.5
	Owner’s costs	32.7
Total Indirect Cost		103.2
	Contingency	42.6
Total Capital Costs		419.4

Note: Figures may not sum due to rounding.
12.1.2.   Operating Costs
The operating costs over the life of mine (“LOM”) is estimated at $478.1 million. Average operating costs are estimated at $8.51/lb U3O8 produced.

Phoenix Operating Costs
Cost Area	Total Cost ($M)	Cost ($/lb U3 O8 )	Percentage of Total (%)
Mining	44.4	0.79	9
Processing	294.8	5.25	62
Transport to converter	13.7	0.24	3
Site support / G&A	125.1	2.23	26
Total	478.1	8.51	100
Total US$		6.28
U3O8 Sales (Mlb)		56.1

Note: Figures may not sum due to rounding.
12.1.3.   Economic Analysis
Certain information and statements contained in this section are forward-looking in nature and are subject to known and unknown risks, uncertainties, and other factors, many of which cannot be controlled or predicted and may cause actual results to differ materially from those presented here. Forward-looking statements include, but are not limited to, statements with respect to the economic and study parameters of the Phoenix Project; mineral reserves; the cost and timing of any development of the Phoenix Project; the proposed mine plan and mining strategy; processing method and rates and production rates; projected metallurgical recovery rates; infrastructure requirements; capital, operating and sustaining cost estimates; uranium marketability and commercial terms; the projected LOM and other expected attributes of the Phoenix Project; the net present value (“NPV”), internal rate of return (“IRR”) and payback period of capital; future uranium prices and currency exchange rates; government regulations and permitting timelines; estimates of reclamation obligations; requirements for additional capital; environmental risks; and general business and economic conditions.
The financial analysis was carried out using a discounted cash flow (“DCF”) methodology. Net annual cash flows were estimated to project yearly cash inflows (or revenues) and subtract projected cash outflows (such as capital and operating costs, royalties, and taxes). These annual cash flows were assumed to occur at mid-year and were discounted back to mid Year -2, date of FID to proceed with construction. Discounted cash flows were totalled to determine the NPV of the Phoenix Project at a discount rate of 8%.
The financial evaluation of Phoenix generates positive before and after-tax results. The results show a base case after-tax NPV of $1.43 billion at an 8% discount rate, an IRR of 82.3% and a payback period 11 months.
The Phoenix Project is most sensitive to fluctuations in the U3O8 price and feed grades and less sensitive to changes in capital costs and least sensitive to changes in operating costs.
12.2.   Gryphon
12.2.1.   Capital Costs
The estimated initial capital cost for the Gryphon Project is $737.4 million expressed in third-quarter 2022 Canadian dollars. Costs developed from first principles in the 2018 study were escalated by 36% based on the Chemical Engineering Plant Cost Index for equipment and materials. Labour, subcontract, equipment rental and contractor indirects were escalated by 10%, and other materials were escalated by 20%.
This estimate falls under the AACE International Recommended Practice No. 47R-11 Class 4 Classification Guideline, with an expected accuracy to be within -15% to -30% and +20% to +50% of Gryphon Project’s final cost including contingency. The costs include shaft construction, underground development and mobile equipment, and McClean Lake mill upgrades.

Gryphon Initial Capital Cost Estimate
Area	Area Description	Cost ($M)
Direct Cost
	Shafts	222.4
	Surface facilities	63.0
	Underground	63.9
	Utilities	5.3
	Electrical	5.4
	Civil and earthworks	16.0
	McClean Lake mill upgrade	67.9
	Off-site infrastructure	43.7
Total Direct Cost		487.6
Indirect Cost
	Indirect costs	76.5
	Owner’s costs	25.6
Total Indirect Cost		102.1
	Contingency	147.7
Total Capital Cost		737.4

(1)
Note: Figures may not sum due to rounding.

Additional pre-commitment costs of $56.5 million are necessary to advance the Gryphon project definition for regulatory purposes, and specifically to support a licence to construct satisfying the Canadian Uranium Mines and Mills Regulations SOR/2000-206. Upon receipt of licence to construct, Gryphon will be considered de-risked sufficiently to enable the FID. The pre-commitment work includes an FS and environmental assessment, engineering advancement including recommended activities in Section 26, additional testwork, early procurement items, grid power design and execution, and management of these activities.
Sustaining capital is estimated to be $98.7 million and considers underground development, construction and equipment.
12.2.2.   Operating Costs
The operating costs over the LOM is estimated at $843.2 million. Average operating costs are estimated at $17.27/lb U3O8 produced.
Gryphon Operating Costs
Cost Area	Total Cost ($M)	Cost ($/lb U3 O8 )		$/t Processed
Mining	334.3	6.85		265.85
McClean Lake mill	427.6	8.76		340.08
Transport to converter	12.9	0.27		10.30
Site Support / G&A	68.3	1.40		54.32
Total	843.2	17.27		670.55
Total US$		12.75
U3O8 Sales (Mlb)			48.8

Note: Figures may not sum due to rounding.

12.2.3.   Economic Analysis
Certain information and statements contained in this section are forward-looking in nature and are subject to known and unknown risks, uncertainties, and other factors, many of which cannot be controlled or predicted and may cause actual results to differ materially from those presented here. Forward-looking statements include, but are not limited to, statements with respect to the economic and study parameters of the Gryphon Project; mineral reserves; the cost and timing of any development of the Gryphon Project; the proposed mine plan and mining strategy; processing method and rates and production rates; projected metallurgical recovery rates; infrastructure requirements; capital, operating and sustaining cost estimates; uranium marketability and commercial terms; the projected LOM and other expected attributes of the Gryphon Project; the NPV, IRR and payback period of capital; future uranium prices and currency exchange rates; government regulations and permitting timelines; estimates of reclamation obligations; requirements for additional capital; environmental risks; and general business and economic conditions.
The financial analysis was carried out using a DCF methodology. Net annual cash flows were estimated to project yearly cash inflows (or revenues) and subtract projected cash outflows (such as capital and operating costs, royalties, and taxes). These annual cash flows were assumed to occur at mid-year and were discounted back to mid Year -4, date of FID to proceed with construction. Discounted cash flows were totalled to determine the NPV of the Gryphon Project at a discount rate of 8%.
The financial evaluation of the Gryphon Project using the updated cost estimate generates positive before and after-tax results. The results show a base case after-tax NPV of $864.2 million at a 8% discount rate, an IRR of 37.6% and a payback period of 22 months.
The Gryphon Project is most sensitive to fluctuations in the U3O8 price and feed grades and less sensitive to changes in capital costs and least sensitive to changes in operating costs.
13.   Current and Contemplated Exploration, Development, and Production Activities
13.1.   Phoenix
The results of the FS indicate that Denison’s proposed uranium project is technically feasible and economically viable under the assumptions presented in the Wheeler Technical Report. The FS is considered sufficiently reliable to guide Denison in a decision to advance to the next phase of project development through front-end engineering design and detailed design to advance the Phoenix Project to a point where the project is de-risked sufficiently to enable the FID. This includes field and laboratory testing, front-end engineering and design, detailed design, and early commitments for long-lead items to enable design and planning.
13.2.   Gryphon
Pursuant to the Wheeler Technical Report, the qualified persons who have reviewed the Gryphon Project have set out a recommended program to prepare the Gryphon Project to be advanced to the feasibility study stage of analysis. This includes infill and delineation drilling to advance the understanding of geology, mineralization controls and mineral resource for the Gryphon Deposit, further metallurgical testwork to further validate the performance of processing Gryphon ore at the McClean Lake mill, geotechnical requirements and recommendations for further advancement of the Gryphon Project in subsequent stages, feasibility hydrogeological testing at Gryphon, and the collection of additional environmental baseline information.
AGENT FOR SERVICE OF PROCESS
Byeong Min An, a director of the Company, resides outside of Canada and has appointed the following agent for service of process in Canada:
Name of Person	Name and Address of Agent
Byeong Min An, Director	Blakes Vancouver Services Inc. c/o Blake, Cassels & Graydon LLP Suite 3500, The Stack, 1133 Melville Street, Vancouver, British Columbia, V6E 4E5, Canada

Dan Johnson and Mark B. Mathisen, two of the authors of the Wheeler Technical Report, and Errol P. Lawrence, one of the authors of the Waterbury PEA Report, also reside outside of Canada.
Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or that resides outside of Canada, even if the party has appointed an agent for service of process.
LEGAL MATTERS
Certain legal matters in connection with the Offering will be passed upon on behalf of the Company by Blake, Cassels & Graydon LLP, with respect to matters of Canadian law, and Troutman Pepper Hamilton Sanders LLP, with respect to matters of U.S. law and on behalf of the Underwriters by McMillan LLP. Certain legal matters of US law in connection with the Offering will be passed upon by Troutman Pepper Hamilton Sanders LLP. As of the date of this Prospectus Supplement, the partners and associates of Blake, Cassels & Graydon LLP, Troutman Pepper Hamilton Sanders LLP and McMillan LLP beneficially own, directly or indirectly, in the aggregate less than 1% of the issued and outstanding Common Shares.
INTEREST OF EXPERTS
The scientific and technical information contained in the AIF, the Annual MD&A and this Prospectus Supplement were reviewed and approved by Chad Sorba, P.Geo., Director Technical Services of the Company, and Andy Yackulic, P. Geo., Director Exploration of the Company, each a “Qualified Person” as defined in NI 43-101.
The Wheeler Technical Report entitled “NI 43-101 Technical Report on the Wheeler River Project, Athabasca Basin, Saskatchewan, Canada” with an effective date of June 23, 2023 was authored by Gordon Graham P.Eng. Encomp Engineering and Computing Professionals Inc., Mark Hatton P.Eng. Stantec Consulting Ltd., Dan Johnson P.E., RM SME WSP USA Environment and Infrastructure Inc., Gregory Newman P.Eng. Newmans Geotechnique Inc., Jeffrey Martin P.Eng. Ecometrix Incorporated, Mark Mathisen C.P.G. SLR International Corporation, William McCombe P.Eng. Hatch Ltd., David Myers P.Eng. Wood Canada Limited, Paul O’Hara P.Eng. Wood Canada Limited, Cliff Revering P.Eng. SRK Consulting (Canada) Inc. (“SRK”), Lorne Schwartz P.Eng. Wood Canada Limited, and Geoffrey Wilkie P.Eng. CanCost Consulting Inc. Each of the authors, and their respective firms, are independent in accordance with the requirements of NI 43-101.
The Waterbury PEA Report entitled “Preliminary Economic Assessment for Tthe Heldeth Túé (J Zone) Deposit, Waterbury Lake Property, Northern Saskatchewan, Canada” dated December 23, 2020 was authored by Gordon Graham, P.Eng. of EngComp Engineering & Computing Professionals Inc. (“EngComp”), Alan Sexton, P.Geo. of GeoVector Management Inc. (“GeoVector”), Allan Armitage, Ph.D., P.Geo. of SGS Canada Inc., Errol Lawrence, P.Geo. of Petrotek Corporation, Oy Leuangthong, Ph.D., P.Eng. of SRK, Cliff Revering, P.Eng. of SRK, Geoff Wilkie, P.Eng. of CANCOST Consulting Inc., Larry Smith, P.Eng. of Lawrence, Devon, Smith & Associates Ltd., Chuck Edwards, P.Eng. of Chuck Edwards Extractive Metallurgy Consulting, and Pamela Bennett, M.Sc. of Bennett Environmental Consulting. Each of the authors, and their respective firms, are independent in accordance with the requirements of NI 43-101.
SLR Consulting (Canada) Ltd., formerly Roscoe Postle Associates Inc. (“SLR”), which was retained to independently review and audit the mineral reserves and mineral resources in accordance with the requirements of NI 43-101, prepared the following technical reports: (a) the technical report entitled “Technical Report on the Denison Mines Inc. Uranium Properties, Saskatchewan, Canada” dated November 21, 2005, as revised February 16, 2006 by Richard E. Routledge, M.Sc., P.Geo. and James W. Hendry, P.Eng.; (b) the technical report entitled “Technical Report on the Mineral Resource Estimate for the McClean North Uranium Deposits, Saskatchewan” dated January 31, 2007 by Richard E. Routledge, M.Sc., P.Geo.; and (c) the technical report entitled “Technical Report on the Sue D Uranium Deposit Mineral Resource Estimate, Saskatchewan, Canada” dated March 31, 2006 by Richard E Routledge, M.Sc., P.Geo. and James W. Hendry, P.Eng. SLR is independent in accordance with the requirements of NI 43-101.
The technical report entitled “Technical Report with an Updated Mineral Resource Estimate for the Midwest Property, Northern Saskatchewan, Canada” dated March 26, 2018 was authored by Dale Verran,

MSc, Pr.Sci.Nat., formerly of the Company, and Chad Sorba, P.Geo, of the Company and G. David Keller, PGeo, formerly of SRK, and Oy Leuangthong, PEng, of SRK. Each of Messrs. Keller and Leuangthong and SRK are independent in accordance with the requirements of NI 43-101.
To the knowledge of Denison as of the date hereof, each of aforementioned individuals in this section, and their respective partners, employees and consultants who participated in the preparation of the aforementioned reports, or who were in a position to influence the outcome of such reports, are the registered or beneficial owner, directly or indirectly, of less than one percent of the outstanding Common Shares.
INDEPENDENT AUDITOR
The Company’s Independent Registered Public Accounting Firm is KPMG LLP, Chartered Professional Accountants, located at 333 Bay Street, Suite 4600, Toronto, Ontario, Canada, M5H 2S5. KPMG LLP have confirmed with respect to Denison that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and also that they are independent accountants with respect to Denison under all relevant US professional and regulatory standards.
TRANSFER AGENT AND REGISTRAR
The Company’s transfer agent and registrar is Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1 and 510 Burrard Street, 2nd Floor, Vancouver, British Columbia V6C 3B9.
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION
Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus or a prospectus supplement relating to the securities purchased by a purchaser and any amendments thereto. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revision of the price or damages if the Prospectus or Prospectus Supplement relating to the securities purchased by a purchaser and any amendments thereto contain a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal advisor. Rights and remedies may also be available to purchasers under U.S. law; purchasers may wish to consult with a U.S. lawyer for particulars of these rights.
ELIGIBILITY FOR INVESTMENT
In the opinion of Blake, Cassels & Graydon LLP, Canadian counsel to the Company, and McMillan LLP, Canadian counsel to the Underwriters, provided that on the Closing Date the Offered Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes TSX and the NYSE American), the Offered Shares acquired pursuant to this Prospectus Supplement on the Closing Date will be, at that time, qualified investments under the Tax Act for trusts governed by registered retirement savings plans (“RRSPs”), registered retirement income funds (“RRIFs”), tax-free savings accounts (“TFSAs”), registered education savings plans (“RESPs”), deferred profit sharing plans, registered disability savings plans (“RDSPs”), and first home savings accounts (“FHSAs”), each as defined in the Tax Act.
Notwithstanding that the Offered Shares may be qualified investments for a trust governed by a TFSA, RRSP, RRIF, RDSP, RESP or FHSA, a holder of a TFSA, RDSP or FHSA, an annuitant of an RRSP or RRIF, or a subscriber of an RESP, as applicable, will be subject to a penalty tax under the Tax Act with respect to the Offered Shares if the Offered Shares are “prohibited investments” for the TFSA, RRSP, RRIF, RDSP, RESP or FHSA. An Offered Share will not be a prohibited investment for a trust governed by a TFSA, RRSP, RRIF, RDSP, RESP or FHSA provided that the annuitant under the RRSP or RRIF, the holder of the TFSA, RDSP or FHSA or the subscriber of the RESP, as the case may be, deals at arm’s length with the

Company for purposes of the Tax Act, and does not have a “significant interest” (as defined in the Tax Act for purposes of the prohibited investment rules) in the Company. In addition, an Offered Share will not be a prohibited investment if the Offered Share is “excluded property” (as defined in the Tax Act for purposes of the prohibited investment rules) for the TFSA, RRSP, RRIF, RDSP, RESP or FHSA. Holders, annuitants and subscribers should consult their own tax advisors with respect to whether the Offered Shares would be “prohibited investments” in their particular circumstances.
ENFORCEMENT OF CIVIL LIABILITIES
We are a company incorporated under the OBCA. Some of our directors and officers, and the experts named in this Prospectus Supplement, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets may be, and a substantial portion of the Company’s assets are, located outside the United States. We have appointed an agent for service of process in the United States (as set forth below), but it may be difficult for holders of securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. We have been advised that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States, would likely be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of the liability predicated solely upon U.S. federal securities laws.
We have filed with the SEC, concurrently with our U.S. Registration Statement of which this Prospectus Supplement and Prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed C T Corporation System, 28 Liberty Street, New York, New York 10005, as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of securities under this Prospectus Supplement.

This short form prospectus is a base shelf prospectus. This short form prospectus has been filed under legislation in each of the provinces and territories of Canada, that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except in cases where an exemption from such delivery requirements is available
This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.
Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Denison Mines Corp., at 40 University Avenue, Suite 1100, Toronto, Ontario, M5J 1T1, telephone: 416-979-1991 and are also available electronically at www.sedar.com.
SHORT FORM BASE SHELF PROSPECTUS
New Issue September 16, 2021
DENISON MINES CORP.
C$250,000,000
Common Shares
Subscription Receipts
Units
Debt Securities
Share Purchase Contracts
Warrants
This prospectus relates to the offering for sale from time to time, during the 25-month period that this prospectus, including any amendments hereto, remains effective, of the securities of Denison Mines Corp. (the “Company” or “Denison”) listed above in one or more series, issuances or sales of outstanding securities, with a total offering price of such securities, in the aggregate, of up to C$250,000,000 (or the equivalent thereof in United States dollars or one or more foreign currencies or composite currencies). The securities may be sold by the Company. The securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the sale and set forth in an accompanying prospectus supplement.
The common shares of the Company (the “Common Shares”) are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “DML” and listed on the NYSE American LLC (“NYSE American”) under the symbol “DNN”. On September 15, 2021, being the last full trading day prior to the date hereof, the closing price of the Common Shares on the TSX was C$2.22 and on the NYSE American was US$1.79. Unless otherwise specified in an applicable prospectus supplement, any subscription receipts, units, debt securities, share purchase contracts and warrants we may issue will not be listed on any securities or stock exchange or on any automated dealer quotation system. There is currently no market through which these securities, other than our Common Shares, may be sold and purchasers may not be able to resell such securities purchased under this short form prospectus. This may affect the pricing of our securities, other than our Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. See “Risk Factors”.
No underwriter or agent has been involved in the preparation of this prospectus or performed any review of the contents of this prospectus.
All applicable information permitted under securities legislation to be omitted from this prospectus that has been so omitted will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus. Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the securities to which the prospectus supplement pertains. You should read this prospectus and any applicable prospectus supplement carefully before you invest in any securities issued pursuant to this prospectus.

The Company’s securities may be sold pursuant to this prospectus through underwriters or dealers or directly or through agents designated from time to time at amounts and prices and other terms determined by us, including by way of an “at-the-market distribution” as defined in National Instrument 44-102 — Shelf Distributions (an “ATM Distribution”). In connection with any underwritten offering of securities, excluding an ATM Distribution, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the securities offered. Such transactions, if commenced, may discontinue at any time. A purchaser who acquires securities forming part of the underwriters’ over-allocation position acquires those securities under this prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. No underwriter of an ATM Distribution, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed under the ATM Distribution prospectus, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the securities. See “Plan of Distribution”.
A prospectus supplement will set out the names of any underwriters, dealers or agents involved in the sale of our securities, the amounts, if any, to be purchased by underwriters, the plan of distribution for such securities, including the anticipated net proceeds to the Company from the sale of such securities, the amounts and prices at which such securities are sold and, if applicable, the compensation of such underwriters, dealers or agents.
Investment in the securities being offered is highly speculative and involves significant risks that you should consider before purchasing such securities. You should carefully review the risks outlined in this prospectus (including any prospectus supplement) and in the documents incorporated by reference as well as the information under the heading “Cautionary Note Regarding Forward-Looking Statements” and consider such risks and information in connection with an investment in the securities. See “Risk Factors”.
We are permitted under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and are audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), however, are also subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.
Owning our securities may subject you to tax consequences both in Canada and the United States. Such tax consequences are not fully described in this prospectus and may not be fully described in any applicable prospectus supplement. You should read the tax discussion in any prospectus supplement with respect to a particular offering and consult your own tax advisor with respect to your own particular circumstances.
Your ability to enforce civil liabilities under the U.S. federal securities laws may be affected adversely because we are organized under the laws of Ontario, Canada, some of our officers and directors and some or all of the experts named in this prospectus are Canadian residents, and the underwriters, dealers or agents named in any prospectus supplement may be residents of a country other than the United States, and a substantial portion of our assets are located outside of the United States.
NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.
The registered and head office of Denison is located at 1100 — 40 University Avenue, Toronto, Ontario, M5J 1T1, Canada.
Jun Gon Kim, a director of the Company, resides outside of Canada and has appointed Blakes Vancouver Services Inc., c/o Blake, Cassels & Graydon LLP, 595 Burrard Street, P.O. Box 49314, Suite 2600, Three Bentall Centre, Vancouver, British Columbia, V7X 1L3, Canada as the agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process. See “Agent for Service of Process”.
The short form base shelf prospectus of the Company dated June 2, 2020 has been withdrawn.
Investors should rely only on the information contained in or incorporated by reference into this prospectus and any applicable prospectus supplement. We have not authorized anyone to provide investors with different information. Information contained on our website shall not be deemed to be a part of this prospectus (including any applicable prospectus supplement) or incorporated by reference and should not be relied upon by prospective investors for the purpose of determining whether to invest in the securities. We will not make an offer of these securities in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in this prospectus is accurate as of any date other than the date on the face page of this prospectus, the date of any applicable prospectus supplement, or the date of any documents incorporated by reference herein. The Company’s business, operating results, financial condition and prospects may have changed since the date of this prospectus.

i

ABOUT THIS PROSPECTUS
You should rely only on the information contained or incorporated by reference in this prospectus or any applicable prospectus supplement and on the other information included in any registration statement of which this prospectus forms a part. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell or seeking an offer to buy the securities offered pursuant to this prospectus in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus or any applicable prospectus supplement is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this prospectus or any applicable prospectus supplement or of any sale of our securities pursuant thereto. Our business, financial condition, results of operations and prospects may have changed since those dates.
Market data and certain industry forecasts used in this prospectus or any applicable prospectus supplement and the documents incorporated by reference in this prospectus or any applicable prospectus supplement were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, and we do not make any representation as to the accuracy of such information.
In this prospectus and in any prospectus supplement, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “Denison” or the “Company”, refer to Denison Mines Corp. together with our subsidiaries.
This prospectus is part of a registration statement on Form F-10 (the “U.S. Registration Statement”) relating to the securities that the Company has filed or will file with the SEC. Under the U.S. Registration Statement, the Company may, from time to time, sell securities described in this prospectus in one or more offerings up to an aggregate offering amount of C$250,000,000. This prospectus, which constitutes part of the U.S. Registration Statement, provides you with a general description of the securities that the Company may offer. Each time the Company sells securities under the U.S. Registration Statement, it will provide a prospectus supplement that will contain specific information about the terms of that offering of securities. A prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement together with additional information described under the heading “Documents Incorporated by Reference” herein and therein. This prospectus does not contain all of the information set forth in the U.S. Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, or the exhibits that are part of the U.S. Registration Statement. Investors in the United States should refer to the U.S. Registration Statement and the exhibits thereto for further information with respect to the Company and the securities.
CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING DISCLOSURE REQUIREMENTS AND ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES
We are permitted under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with IFRS as issued by the International Accounting Standards Board and are audited in accordance with the standards of PCAOB, however, are also subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.
The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports the mineral reserves and mineral resources of the projects it has an interest in according to Canadian standards. Technical disclosure regarding our properties included herein and in the documents incorporated herein by reference has not been prepared in accordance with the requirements of U.S. securities laws.

Unless otherwise indicated, all mineral reserve and mineral resource estimates included in this prospectus and the documents incorporated by reference herein have been prepared in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical disclosure requirements for mining registrants that were included in SEC Industry Guide 7. As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multijurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to the SEC Modernization Rules which differ from the requirements of NI 43-101 and the CIM Standards.
As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Standards that are required under NI 43-101. While the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, U.S. investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are “substantially similar” to CIM Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Corporation may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.
The mineral resource and mineral reserve figures referred to in this prospectus and the documents incorporated therein by reference are estimates and no assurances can be given that the indicated levels of uranium will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Any inaccuracy or future reduction in such estimates could have a material adverse impact on the Company.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION
Certain information contained in this prospectus and the documents incorporated by reference herein concerning the business, operations and financial performance and condition of Denison constitutes forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation.

Generally, the use of words and phrases like “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or the negatives and/or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” “be taken”, “occur”, “be achieved” or “has the potential to” and similar expressions are intended to identify forward-looking information.
Forward-looking information involves known and unknown risks, uncertainties, material assumptions and other factors that may cause actual results or events to differ materially from those expressed or implied by such forward-looking statements.
Denison believes that the expectations and assumptions reflected in this forward-looking information are reasonable, but no assurance can be given that these expectations will prove to be correct. Forward-looking information should not be unduly relied upon. This information speaks only as of the date of this prospectus, and Denison will not necessarily update this information, unless required to do so by securities laws.
Examples of Forward-Looking Information
This prospectus and the documents incorporated by reference herein contain forward-looking information in a number of places, including statements pertaining to Denison’s:
•
expectations regarding raising capital and uses of capital;

•
operational and business outlook, including exploration, evaluation and development plans and objectives;

•
plans for capital expenditure programs, exploration and development expenditures and reclamation costs and timing;

•
results of its Wheeler River prefeasibility study and plans with respect to the environmental assessment and feasibility study process;

•
results of its Waterbury PEA Report (as defined herein) and related plans and objectives;

•
expectations regarding holding physical uranium for long-term investment;

•
expectations regarding future uranium prices and/or applicable foreign exchange rates;

•
expectations regarding the process for and receipt of regulatory approvals, permits and licenses under governmental and other applicable regulatory regimes;

•
estimates of its mineral reserves and mineral resources;

•
the realization of mineral reserve and mineral resource estimates;

•
expectations about 2021 and future uranium market prices, production costs and global uranium supply and demand;

•
expectations regarding ongoing joint ventures and joint arrangements and Denison’ share of the same;

•
expectations regarding additions to its mineral reserves and resources through acquisitions and exploration;

•
expectations regarding the toll milling of Cigar Lake ores, and the relationships with its contractual partners with respect thereto;

•
future royalty and tax payments and rates; and

•
expectations regarding possible impacts of litigation and regulatory actions.

Statements relating to “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral resources described can be profitably produced in the future.
Material Risks
Denison’s actual results could differ materially from those anticipated. Management has identified the following risk factors which could have a material impact on the Company or the trading price of its Common Shares:

•
the capital intensive nature of mining industry and the uncertainty of funding;

•
global financial conditions, including market reaction to COVID-19;

•
operational risks related to the COVID-19 pandemic, including the ability to keep essential operational staff in place;

•
the speculative nature of exploration and development projects;

•
Denison’s history of negative cash flow which may continue into the future;

•
the imprecision of mineral reserve and resource estimates;

•
the risks of, and market impacts on, developing mineral properties;

•
risks associated with the selection of a novel mining method;

•
dependence on obtaining licenses, and other regulatory and policy risks;

•
uncertainty regarding engagement with First Nations and Métis;

•
environment, health and safety risks;

•
lack of public market for uranium and global demand and international trade restrictions;

•
the impact of uranium price volatility on the valuation of Denison’s assets, including its investments in uranium, mineral reserves and mineral resources, and the market price of its Common Shares;

•
uncertainty regarding public acceptance of nuclear energy and competition from other energy sources;

•
volatility in the market price of the Company’s Common Shares;

•
devaluation of any physical uranium held by the Company, and risk of losses, due to fluctuations in the price of uranium and/or foreign exchange rates;

•
dependence on other operators of the Company’s projects;

•
reliance on third-party uranium storage facilities;

•
reliance on contractors, experts, auditors and other third parties;

•
the risk of failure to realize benefits from transactions;

•
the risk of Denison’s inability to exploit, expand and replace its mineral reserves and mineral resources;

•
competition for properties;

•
risk of challenges to property title and/or contractual interests in Denison’s properties;

•
the risk of failure by Denison to meet its obligations to its creditors;

•
change of control restrictions;

•
uncertainty as to reclamation and decommissioning liabilities and timing;

•
potential for technical innovation rendering Denison’s products and services obsolete;

•
liabilities inherent in mining operations and the adequacy of insurance coverage;

•
the ability of Denison to ensure compliance with anti-bribery and anti-corruption laws;

•
the uncertainty regarding risks posed by climate change;

•
the reliance of the Company on its information systems and the risk of cyberattacks on those systems;

•
dependence on key personnel;

•
potential conflicts of interest for the Company’s directors who are engaged in similar businesses;

•
limitations of disclosure and internal controls;

•
the potential influence of Denison’s largest Shareholder, Korea Electric Power Corporation (“KEPCO”) and its subsidiary, Korea Hydro & Nuclear Power (“KHNP”);

•
risks associated with future sales of Common Shares by existing shareholders;

•
the risk of dilution from future equity or debt financings;

•
risks associated with the Company’s use of proceeds from the sale of its securities;

•
the history of the Company with respect to not paying dividends and anticipation of not paying dividends in the foreseeable future;

•
absence of a market through which the Company’s securities, other than Common Shares, may be sold;

•
risks related to dilution to existing shareholders if stock options or share purchase warrants are exercised; and

•
risks related to the liquidity of the Common Shares.

The risk factors listed above are discussed in more detail later in this prospectus (see “Risk Factors”). The risk factors discussed in this prospectus are not, and should not be construed as being, exhaustive.
Material assumptions
The forward looking statements in this prospectus and the documents incorporated by reference herein are based on material assumptions, including the following, which may prove to be incorrect:
•
our budget, including expected levels of exploration, evaluation and operations activities and costs, as well as assumptions regarding market conditions and other factors upon which we have based our income and expenditure expectations;

•
assumptions regarding the timing and use of our cash resources;

•
our ability to, and the means by which we can, raise additional capital to advance other exploration and evaluation objectives;

•
financial markets will not in the long term be adversely impacted by the COVID-19 pandemic;

•
our operations and key suppliers are essential services, and our employees, contractors and subcontractors will be available to continue operations;

•
our ability to obtain all necessary regulatory approvals, permits and licenses for our planned activities under governmental and other applicable regulatory regimes;

•
our expectations regarding the demand for, and supply of, uranium, the outlook for long-term contracting, changes in regulations, public perception of nuclear power, and the construction of new and ongoing operation of existing nuclear power plants;

•
our expectations regarding spot and long-term prices and realized prices for uranium;

•
our expectations that our holdings of physical uranium will be helpful in securing project financing and/or in securing long-term uranium supply agreements in the future;

•
our expectations regarding tax rates, currency exchange rates, and interest rates;

•
our decommissioning and reclamation obligations and the status and ongoing maintenance of agreements with third parties with respect thereto;

•
our mineral reserve and resource estimates, and the assumptions upon which they are based;

•
our, and our contractors’, ability to comply with current and future environmental, safety and other regulatory requirements and to obtain and maintain required regulatory approvals; and

•
our operations are not significantly disrupted by political instability, nationalization, terrorism, sabotage, pandemics, social or political activism, breakdown, natural disasters, governmental or political actions, litigation or arbitration proceedings, equipment or infrastructure failure, labour shortages, transportation disruptions or accidents, or other development or exploration risks.

DOCUMENTS INCORPORATED BY REFERENCE
Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada.
Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Denison at 40 University Avenue, Suite 1100, Toronto, Ontario, M5J 1T1, Canada, telephone: 416-979-1991 or by accessing the disclosure documents through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”), at www.sedar.com. Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”), at www.sec.gov. Our filings through SEDAR and EDGAR are not incorporated by reference in this prospectus except as specifically set forth herein.
The following documents, filed with the securities commissions or similar regulatory authorities in certain provinces and each of the territories of Canada and filed with, or furnished to, the SEC are specifically incorporated by reference into, and form an integral part of, this prospectus:
•
the annual information form for the fiscal year ended December 31, 2020, dated as of March 26, 2021 (the “AIF”);

•
the audited annual consolidated financial statements of the Company as at and for the years ended December 31, 2020 and 2019, together with the notes thereto, management’s report on internal control over financial reporting, and the reports of Independent Registered Public Accounting Firms thereon (the “Annual Financial Statements”);

•
management’s discussion and analysis of financial condition and results of operations of the Company for the year ended December 31, 2020, dated March 4, 2021 (the “Annual MD&A”);

•
the unaudited interim consolidated financial statements of the Company as at June 30, 2021 and for the three and six months ended June 30, 2021 and 2020, together with the notes thereto;

•
management’s discussion and analysis of financial condition and results of operations of the Company as at June 30, 2021 and for the three and six months ended June 30, 2021 and 2020, dated August 5, 2021 (the “Interim MD&A”);

•
the management information circular of the Company dated March 23, 2021 regarding the annual general meeting of shareholders of the Company held on May 6, 2021;

•
material change report dated February 12, 2021 regarding the Company’s announcement of a bought deal offering of units of the Company for aggregate gross proceeds of approximately USD$25 million (the “February Offering”) and a bought deal private placement of flow-through Common Shares for total gross proceeds of approximately CAD$8 million (the “2021 FT Offering”);

•
material change report dated March 17, 2021 regarding the Company’s announcement of a bought deal offering of units of the Company for aggregate gross proceeds of approximately USD$75 million (the “March Offering”); and

•
material change report dated June 24, 2021 regarding the Company’s announcement of the binding agreement with UEX Corporation (“UEX”) to acquire 50% ownership of JCU (Canada) Exploration Company, Limited (“JCU”) for cash consideration of $20.5 million (the “JCU Transaction”), following UEX’s expected acquisition of JCU from Overseas Uranium Resources Development Co., Ltd. (“OURD”).

Any documents of the type described in Section 11.1 of Form 44-101F1 — Short Form Prospectus (“Form 44-101F1”) filed by the Company with a securities commission or similar authority in any province of Canada subsequent to the date of this prospectus and prior to the expiry of this prospectus, or the completion of the issuance of securities pursuant hereto, will be deemed to be incorporated by reference into this prospectus.
Any template version of any “marketing materials” (as such term is defined in National Instrument 44-101 — Short Form Prospectus Distributions (“NI 44-101”)) filed by the Company after the date of a prospectus supplement and before the termination of the distribution of the securities offered pursuant to such prospectus supplement (together with this prospectus) is deemed to be incorporated by reference in such prospectus supplement.

In addition, to the extent that any document or information incorporated by reference into this prospectus is included in any report on Form 6-K, Form 40-F or Form 20-F (or any respective successor form) that is filed with or furnished to the SEC after the date of this prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the U.S. Registration Statement of which this prospectus forms a part. In addition, the Company may incorporate by reference into this prospectus, or the U.S. Registration Statement of which it forms a part, other information from documents that the Company will file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act, if and to the extent expressly provided therein. A prospectus supplement containing the specific terms of any offering of our securities will be delivered to purchasers of our securities together with this prospectus and will be deemed to be incorporated by reference in this prospectus as of the date of the prospectus supplement and only for the purposes of the offering of our securities to which that prospectus supplement pertains.
Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, in any prospectus supplement hereto or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of material fact or an omission to state a material fact that is required to be stated or is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
Upon our filing of a new annual information form and the related annual financial statements and management’s discussion and analysis with applicable securities regulatory authorities during the duration of this prospectus, the previous annual information form, the previous annual financial statements and management’s discussion and analysis and all interim financial statements, supplemental information, material change reports and information circulars filed prior to the commencement of our financial year in which the new annual information form is filed will be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of our securities under this prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis and material change report being filed by us with the applicable securities regulatory authorities during the duration of this prospectus, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of securities under this prospectus.
References to our website in any documents that are incorporated by reference into this prospectus do not incorporate by reference the information on such website into this prospectus, and we disclaim any such incorporation by reference.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus forms a part: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) powers of attorney from our directors and officers included on the signature pages of the registration statement; (iii) the consent of each of KPMG LLP and PricewaterhouseCoopers LLP; (iv) the consent of each “qualified person” for the purposes of NI 43-101 listed on the Exhibit Index of the registration statement; and (v) the form of debt indenture. A copy of the form of warrant indenture or warrant agency agreement, subscription receipt agreement or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the U.S. Exchange Act.
FINANCIAL AND EXCHANGE RATE INFORMATION
The annual consolidated financial statements of the Company incorporated by reference in this prospectus have been prepared in accordance with IFRS as issued by the International Accounting Standards

Board (IASB) and are reported in Canadian dollars. They may not be comparable to financial statements of United States companies.
Unless otherwise indicated, all references to “$”, “C$” or “dollars” in this prospectus refer to Canadian Dollars. References to “US$” or “U.S.$” in this prospectus refer to U.S. Dollars.
The following table sets forth (i) the rate of exchange for the U.S. dollar, expressed in Canadian dollars, in effect at the end of the periods indicated; (ii) the average exchange rates for the U.S. dollar, expressed in Canadian dollars, during such periods; and (iii) the high and low exchange rates for the U.S. dollar, expressed in Canadian dollars, during such periods, each based on the daily rate of exchange as reported by the Bank of Canada for the conversion of one U.S. dollar into Canadian dollars:
	US$ to C$ Fiscal Year Ended December 31		US$ to C$ 6 Months Ended June 30
	2020	2019	2021	2020
Rate at the end of period	1.2732	1.2988	1.2394	1.3628
Average rate during period	1.3415	1.3269	1.2470	1.3651
Highest rate during period	1.4496	1.3600	1.2828	1.4496
Lowest rate during period	1.2718	1.2988	1.2040	1.2970
The daily average exchange rate on September 15, 2021 as reported by the Bank of Canada for the conversion of U.S. dollars into Canadian dollars was US$1.00 equals C$1.2651 (C$1.00 = US$0.7905).
THE COMPANY
The following description of the Company is, in some instances, derived from selected information about us contained in the documents incorporated by reference into this prospectus. This description does not contain all of the information about us and our properties and business that you should consider before investing in any securities. You should carefully read the entire prospectus and the applicable prospectus supplement, including the section titled “Risk Factors” that immediately follows this description of the Company, as well as the documents incorporated by reference into this prospectus and the applicable prospectus supplement, before making an investment decision.
Name, Address and Incorporation
Denison was formed by articles of amalgamation as International Uranium Corporation (“IUC”) effective May 9, 1997 pursuant to the Business Corporations Act (Ontario) (the “OBCA”). On December 1, 2006, IUC combined its business and operations with Denison Mines Inc. (“DMI”), by plan of arrangement under the OBCA (the “IUC Arrangement”). Pursuant to the IUC Arrangement, all of the issued and outstanding shares of DMI were acquired in exchange for IUC’s shares. Effective December 1, 2006, IUC’s articles were amended to change its name to “Denison Mines Corp.”
Through its 2013 acquisitions of JNR Resources Inc. (“JNR”) and Fission Energy Corp. (“Fission”) and its 2014 acquisition of International Enexco Limited, Denison increased its project portfolio in Canada, primarily in the Athabasca Basin region in northern Saskatchewan.
In 2015 and 2016, Denison completed transactions to further its objective of focusing its business on the Company’s core assets in the Athabasca Basin region, completing the sale of its interest in the Gurvan Saihan Joint Venture (“GSJV”) in Mongolia to Uranium Industry a.s. (“UI”) in 2015 (the “Mongolia Transaction”) and completing a transaction with GoviEx Uranium Inc. (“GoviEx”) in 2016 to combine their respective African uranium mineral interests, with GoviEx acquiring Denison’s uranium mineral interests in Zambia, Mali and Namibia (the “Africa Transaction”).
On August 3, 2021, Denison completed the JCU Transaction, acquiring 50% ownership of JCU from UEX.
The registered and head office of Denison is located at 1100 — 40 University Avenue, Toronto, Ontario, M5J 1T1, Canada.

The Company is a reporting issuer in all of the provinces and territories of Canada. The Company’s Common Shares are listed on the TSX under the symbol “DML” and the NYSE American under the symbol “DNN”.
Denison’s Executive Officers
The following table sets out the names and the provinces or states and countries of residence of each of the executive officers of Denison as of the date hereof, their respective positions and offices held with Denison and their principal occupations during the five preceding years.
Name and Province and Country of Residence	Position with Denison and Employment for Past Five Years
David Cates Ontario, Canada	President and Chief Executive Officer since 2015; prior: Vice President Finance, Tax and Chief Financial Officer from 2013.
Gabriel McDonald Ontario, Canada	Executive Vice President and Chief Financial Officer, with Denison since 2015; prior: Director of Financial Reporting at IAMGOLD Corporation from 2015, Senior Manager at PricewaterhouseCoopers LLP from 2008.
David Bronkhorst Saskatchewan, Canada	Vice President Operations since 2019; prior: Vice President, Mining, Projects and Technology at Cameco Corporation until retirement in 2016.
Amanda Willett British Columbia, Canada	Vice President Legal since June 2020 and Corporate Secretary since June 2016; prior: Corporate Counsel from June 2016; Senior Associate at Blake, Cassels & Graydon LLP in Vancouver from 2011.
Elizabeth Sidle Ontario, Canada	Appointed Vice President Finance in September 2021. Previously served as Director of Finance for Denison since 2016.
The executive officers of Denison, as a group, beneficially own, or control or direct, directly or indirectly, 1,682,103 Common Shares, or less than one percent of the Common Shares as of the date of this prospectus. No single officer beneficially owns or controls or directs, directly or indirectly, one percent or more of the Common Shares as of the date of this AIF. The information as to Common Shares beneficially owned or directed by the officers, not being within the knowledge of the Company, has been obtained from SEDI or furnished by each such individual.
Cease Trade Orders, Bankruptcies, Penalties or Sanctions
No officer of the Company:
(a)
is, as at the date of this prospectus, or has, within the previous ten-year period, been a director or executive officer of a company (including Denison) that:

(i)
was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued (A) while that person was acting in such capacity or (B) after that person ceased to act in such capacity but which resulted from an event that accrued while that person was acting in that capacity; or

(ii)
became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets (A) while that person was acting in such capacity or (B) within a year of that person ceasing to act in such capacity, or

(b)
has, within the previous ten-year period, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold such person’s assets; or

(c)
is, or has been, subject to any penalties or sanctions (i) imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in making an investment decision.
Conflicts of Interest
Some of Denison’s officers are also directors of other natural resource companies and, consequently, there exists the possibility for such officers to be in a position of conflict relating to any future transactions or relationships between Denison and such other companies or common third parties. However, the Company is unaware of any such pending or existing conflicts between these parties. Any decision made by any of such officers involving the Company are made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies and their obligations to act in the best interests of Denison’s shareholders.
None of the present officers of the Company, and no associate or affiliate of any of them, has any material interest in any transaction of the Company or in any proposed transaction which has materially affected or will materially affect the Company.
Inter-Corporate Relationships
The chart below illustrates the Company’s inter-corporate relationships of its active subsidiaries as at the date hereof:
Denison Asset Overview
Uranium Exploration and Development
Denison’s uranium exploration properties are principally held directly by the Company or indirectly through DMI, Denison Waterbury Corp. and Denison AB Holdings Corp. Denison’s key assets in the Athabasca Basin in Northern Saskatchewan are:
•
An effective 95% interest in, and operator of, the Wheeler River project, which is host to the Phoenix and Gryphon uranium deposits — together representing the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region.

•
A 66.90% interest in, and operator of, the Waterbury Lake project, which includes the Tthe Heldeth Túé (formerly J Zone) and Huskie uranium deposits.

•
A 22.50% interest in the McClean Lake uranium processing facility and uranium deposits, through its interest in the McClean Lake Joint Venture (“MLJV”) operated by Orano Canada Inc. (“Orano Canada”).

•
A 25.17% interest in the Midwest uranium project, operated by Orano Canada, which is host to the Midwest Main and Midwest A deposits.

•
An extensive portfolio of exploration properties in the Athabasca Basin.

Denison also acquired 50% ownership of JCU from UEX on August 3, 2021. JCU holds a portfolio of twelve uranium project joint venture interests in Canada, including a 10% interest in the Wheeler River project (with Denison owning 90% directly), a 30.099% interest in the Millennium project (with Cameco Corporation owning 69.901%), a 33.8123% interest in the Kiggavik project (with Orano Canada owning 66.1877%), and a 34.4508% interest in the Christie Lake project (with UEX owning 65.5492%).
Services
Denison provides mine care and maintenance services to third party customers through Denison’s Closed Mines group (formerly Denison Environmental Services).
Toll Milling
Denison is a party to a toll-milling arrangement through its 22.50% interest in the MLJV, whereby ore is processed for the Cigar Lake Joint Venture at the McClean Lake processing facility (the “Cigar Toll Milling”). In February 2017, Denison completed a financing (the “APG Transaction”) with Anglo Pacific Group PLC (“APG”) and its wholly owned subsidiary Centaurus Royalties Ltd. for gross proceeds to Denison of C$43.5 million. The APG Transaction consists of certain contractual obligations of Denison to forward to APG the cash proceeds of future toll milling revenue earned by the Company related to the processing of the specified Cigar Lake ore through the McClean Lake mill. Monetizing a portion of Denison’s future share of the Cigar Toll Milling provided Denison with the financial flexibility to advance its interests in the Athabasca Basin, including the Wheeler River project. Denison retains a 22.5% strategic ownership stake in the MLJV and McClean Lake processing facility.
COVID-19 Pandemic Impacts and Outlook
The outbreak of COVID-19 has disrupted and is expected to continue to disrupt the Company’s business and operational plans. The length or severity of these disruptions are unknown at this point in time. For example, on March 20, 2020, the Company announced a decision to temporarily suspend the formal Environmental Assessment (“EA”) process for the Wheeler River project and other discretionary activities due to the significant social and economic disruption that emerged as a result of the onset of COVID-19 pandemic and the Company’s commitment to ensure employee safety, support public health efforts to limit transmission of COVID-19, and exercise prudent financial discipline. The Company identified the EA process as a key element of the Wheeler River project’s critical path. Accordingly, the decision to temporarily suspend the formal EA process is expected to impact the project development schedule outlined in the technical report entitled “Prefeasibility Study Report for the Wheeler River Uranium Project Saskatchewan, Canada” dated October 30, 2018 (the “Wheeler PFS Report”).
Certain of the Company’s field operations resumed in 2020, including ISR field testing activities focused on the Phoenix uranium deposit (“Phoenix”) at Wheeler River and an exploration field program at Wheeler River. Additionally, Wheeler River project evaluation, and EA support activities continued in 2020, and the formal EA process resumed in January 2021.
In order to ensure the Company’s operations comply with all applicable health and safety guidelines associated with the COVID-19 pandemic, all operating procedures have been reviewed and adapted to incorporate, where applicable, physical distancing and enhanced hygiene protocols, as well as special travel protocols designed by Denison for northern Saskatchewan. Denison continues to monitor its health and safety guidelines with respect to the pandemic and may further alter or suspend operations as appropriate or necessary.
Uranium Holdings
In March 2021, Denison successfully completed the March Offering. The majority of the net proceeds of the offering were anticipated to fund the strategic purchase of uranium concentrates (“U3O8”) to be held by

Denison as a long-term investment, which is intended to support the potential future financing of the advancement and/or construction of Wheeler River. As at June 30, 2021, the Company has completed the purchase of 2,300,000 pounds of U3O8 at a weighted average price of US$29.58 per pound U3O8 and has committed to the purchase of an additional 200,000 pounds of U3O8 at a weighted average price of US$30.50 per pound U3O8.
The U3O8 acquired to-date with the proceeds of the March Offering is stored at ConverDyn, GP (“ConverDyn”) and Cameco Corporation (“Cameco”). The holdings at both facilities are comingled with other uranium held by the respective storage providers at their facilities. The Company receives a monthly statement confirming its uranium holdings directly from the storage facility operator.
ConverDyn is a general partnership between affiliates of Honeywell International Inc. and General Atomics, which provides conversion services to various customers, including utilities operating nuclear power plants globally. The conversion services are performed at ConverDyn’s conversion plant located in Metropolis, Illinois, USA. In order to carry out the conversion services, ConverDyn maintains holdings of U3O8 on site for itself and its customers.
Cameco is a publicly listed Canadian company that is involved in uranium mining and provides nuclear fuel services to nuclear power utilities globally. Denison’s uranium holdings at Cameco are held in Ontario at the Cameco facilities located in Port Hope and/or Blind River.
The nuclear industry is highly regulated with rigorous controls in place to regulate all movements of physical uranium throughout the nuclear fuel cycle. The storage facilities with whom the Company has contracted are globally important market participants in the nuclear industry for which considerable reliance is placed by global nuclear power utilities. The risk of total loss of Denison’s uranium holdings is considered to be very low.
The Company has experience with the management of uranium holdings, and the risks related thereto, in part due to its prior role as manager of Uranium Participation Corporation (“UPC”). Until its acquisition by the Sprott Physical Uranium Trust in 2021, UPC was a TSX-listed corporation that acquired and held physical uranium, all of which was stored at licensed storage facilities including ConverDyn and Cameco. The Company also consults with a reputable insurance broker to determine sufficiency of its insurance overall and has made an initial determination that obtaining insurance against total loss of its uranium holdings is not economic nor appropriate given the scale of the uranium holdings relative to the overall value of the Company’s assets. The Company assesses its overall insurance policy coverages on an annual basis, and the decision to insure all or a portion of the uranium holdings could change as a result of any such reassessment.
Litigation
Mongolia Arbitration
Pursuant to the terms of the Amended and Restated Share Purchase Agreement between Denison and UI dated November 25, 2015 (the “GSJV Purchase Agreement”) with respect to the Mongolia Transaction, the Company sold its interest in the GSJV effective December 1, 2015. In connection with the closing the Company received US$1,250,000 and retained rights to receive additional proceeds from contingent payments of up to US$12,000,000, for total consideration of up to US$13,250,000. The contingent payments are payable as follows: (1) US$5,000,000 within 60 days of the issuance of a mining licence for an area covered by any of the four principal exploration licences held by the GSJV, being the Hairhan, Haraat, Gurvan Saihan and Ulzit projects (the “First Project”); (2) US$5,000,000 within 60 days of the issuance of a mining licence for an area covered by any of the other exploration licences held by the GSJV (the “Second Project”); and (3) US$1,000,000 within 365 days following the production of an aggregate of 1,000 pounds U3O8 from the operation of each of the First Project and Second Project, respectively, for potential aggregate proceeds of US$2,000,000.
The issuance by the Mongolian government of mining licence certificates for the Hairhan, Haraat, Gurvan Saihan and Ulzit projects in 2016 triggered an obligation for UI to make an aggregate of US$10,000,000 of contingent payments to Denison by November 16, 2016.

Pursuant to an extension agreement entered into between the Company and UI in January 2017 (the “Extension Agreement”), the payment due date for the contingent payments was extended from November 16, 2016 to July 16, 2017. As consideration for the extension, UI agreed to pay interest on the contingent payments at a rate of 5% per year, payable monthly up to July 16, 2017 and agreed to pay a US$100,000 installment amount towards the balance of contingent payments. The first payment under the Extension Agreement was due on or before January 31, 2017. The required payments were not made and UI is in breach of the GSJV Purchase Agreement and the Extension Agreement.
On February 24, 2017, the Company served notice to UI that UI was in default of its obligations under the GSJV Agreement and the Extension Agreement and that the contingent payments and all interest payable thereon were immediately due and payable. On December 12, 2017, the Company filed a Request for Arbitration under the Arbitration Rules of the London Court of International Arbitration in conjunction with the default of UI’s obligations under the GSJV and Extension agreements. In response, UI counterclaimed (the “Counterclaim”) against the Company alleging various breaches of the GSJV Purchase Agreement and fraudulent and negligent misrepresentation. The Company views the Counterclaim as frivolous and without merit. Hearings in front of the three-person arbitration panel were held in December 2019. The final award was rendered by an arbitration panel on July 27, 2020, with the panel finding in favour of Denison and ordering UI to pay the Company US$10,000,000 plus interest at a rate of 5% per annum from November 16, 2016, plus certain legal and arbitration costs. Denison and UI have exchanged correspondence, and award recovery options are being considered.

RISK FACTORS
Investing in our securities is speculative and involves a high degree of risk due to the nature of our business and the present stage of its development. The following risk factors, as well as risks currently unknown to us, could materially adversely affect our future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company, or its business, property or financial results, each of which could cause purchasers of our securities to lose part or all of their investment. The risks set out below are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects. Before deciding whether to invest in any securities of the Company, investors should consider carefully the risks discussed below, the risks incorporated by reference in this prospectus (including subsequently filed documents incorporated by reference) and those described in a prospectus supplement relating to a specific offering of securities.
Risks Relating to the Company and the Mining Industry
Capital Intensive Industry and Uncertainty of Funding
The exploration and development of mineral properties and any operation of mines and facilities requires a substantial amount of capital and the ability of the Company to proceed with any of its plans with respect thereto depends on its ability to obtain financing through joint ventures, equity financing, debt financing or other means.
At the time of each of the Company’s October 2020 bought deal offering of 51,347,321 Common Shares, December 2020 private placement of 1,081,959 Common Shares issued as “flow-through shares” as defined in the Income Tax Act (Canada), February Offering, 2021 FT Offering, March Offering and the at-the-market issuances of its Common Shares, the Company’s intended use of proceeds were as described for each such offering. However, in connection with the amended purchase agreement between UEX and OURD relating to the acquisition of JCU by UEX, and the acquisition of 50% of JCU by the Company in connection therewith, the Company redirected a portion of the proceeds of the February Offering to fund the JCU acquisition. In addition, the Company’s ability to achieve its other stated plans and objectives of its prior offerings could change as a result of a number of internal and external factors, such as continued or new impacts of COVID-19 on society and the Company’s operations, unfavourable changes in the spot market for physical uranium, and/or the impact that results from continued exploration and evaluation activities may have on the Company’s future evaluation and development plans and anticipated costs and timelines. Because of the number and variability of factors that will determine the use of such proceeds, the Company’s ultimate use might vary substantially from its planned use. There is no assurance that the proceeds from such prior offerings will be sufficient to meet the stated objectives or are not redirected to other business objectives at the discretion of the Company’s management and the Board.
To fund additional activities, including future exploration, evaluation, development and construction activities, the Company anticipates that it will require additional financing. General market conditions, volatile uranium markets, a claim against the Company, a significant disruption to the Company’s business or operations or other factors may make it difficult to secure financing necessary to fund the substantial capital that is typically required in order to continue to advance a mineral project, such as the Wheeler River project or Waterbury Lake project, through the testing, permitting and feasibility processes to a production decision or to place a property, such as the Wheeler River project or Waterbury Lake project, into commercial production. Similarly, there is no certainty that the Company will be able to fund additional exploration, evaluation or development of the Company’s projects or acquisition of new projects at any particular time.
There is no assurance that the Company will be successful in obtaining required financing as and when needed on acceptable terms, and failure to obtain such additional financing could result in the delay or indefinite postponement of any or all of the Company’s exploration, development or other growth initiatives, or otherwise have a material adverse impact on the Company’s financial condition and/or ability to continue as a going concern.
COVID-19 Outbreaks
The COVID-19 pandemic has caused, and may cause further, disruptions to the Company’s business and operational plans. Such disruptions may result from (i) restrictions that governments and communities impose to address the COVID-19 outbreak, (ii) restrictions that the Company and its contractors and subcontractors impose to ensure the safety of employees and others, (iii) shortages of employees and/or unavailability of contractors and subcontractors, and/or (iv) interruption of supplies from third parties upon which the Company relies. It is presently not possible to predict the likelihood, extent or duration of any such disruption, and the impact, which could be rapid and unexpected, could be materially adverse to the Company’s business, financial condition and results of operations. These disruptions may severely impact the Company’s ability to carry out its business plans for 2021 and beyond.
Global Financial Conditions
Global financial conditions are subject to volatility arising from international geopolitical developments and global economic phenomenon, as well as general financial market turbulence, including the significant market reaction to the onset of the COVID-19 pandemic in 2020, resulting in a significant reduction in in many major market indices, and continuing market uncertainty and volatility. Access to public financing and credit can be negatively impacted by the effect of these events on Canadian and global credit markets. The health of the global financing and credit markets may impact the ability of Denison to obtain equity or debt financing in the future and the terms at which financing or credit is available to Denison. These instances of volatility and market turmoil could adversely impact Denison’s operations and the trading price of the Common Shares.
Speculative Nature of Exploration and Development
Exploration for minerals and the development of mineral properties is speculative and involves significant uncertainties and financial risks that even a combination of careful evaluation, experience and technical knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored prove to return the discovery of a commercially mineable deposit and/or are ultimately developed into producing mines. As at the date hereof, many of Denison’s projects are preliminary in nature and mineral resource estimates include inferred mineral resources, which are considered too speculative geologically to have the economic considerations applied that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Major expenses may be required to properly evaluate the prospectivity of an exploration property, to develop new ore bodies and to estimate mineral resources and establish mineral reserves. There is no assurance that the Company’s uranium deposits are commercially mineable.
Imprecision of Mineral Reserve and Resource Estimates
Mineral reserve and resource figures are estimates, and no assurances can be given that the estimated quantities of uranium are in the ground and could be produced, or that Denison will receive the prices assumed in determining its mineral reserves. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry best practices. Valid estimates made at a given time may significantly change when new information becomes available. While Denison believes that the Company’s estimates of mineral reserves and mineral resources are well established and reflect management’s best estimates, by their nature, mineral reserve and resource estimates are imprecise and depend, to a certain extent, upon statistical inferences and geological interpretations, which may ultimately prove inaccurate. Furthermore, market price fluctuations, as well as increased capital or production costs or reduced recovery rates, may render mineral reserves and resources uneconomic and may ultimately result in a restatement of mineral reserves and resources. The evaluation of mineral reserves or resources is always influenced by economic and technological factors, which may change over time.
Risks of, and Market Impacts on, Developing Mineral Properties
Denison’s uranium production is dependent in part on the successful development of its known ore bodies, discovery of new ore bodies and/or revival of previously existing mining operations. It is impossible to ensure that Denison’s current exploration and development programs will result in profitable commercial mining operations. Where the Company has been able to estimate the existence of mineral resources and mineral reserves, such as for the Wheeler River project, substantial expenditures are still required to establish economic feasibility for commercial development and to obtain the required environmental approvals, permits and assets necessary to commence commercial operations.
Development projects are subject to the completion of successful feasibility studies, engineering studies and environmental assessments, the issuance of necessary governmental permits and the availability of adequate financing. The economic feasibility of development projects is based upon many factors, including, among others: the accuracy of mineral reserve and resource estimates; metallurgical recoveries; capital and operating costs of such projects; government regulations relating to prices, taxes, royalties, infrastructure, land tenure, land use, importing and exporting, and environmental protection; political and economic climate; and uranium prices, which are historically cyclical.
Subject to the availability of capital, if a feasibility study is completed for the Wheeler River project, such feasibility study, and any estimates of mineral reserves and mineral resources, development costs, operating costs and estimates of future cash flow contained therein, will be based on Denison’s interpretation of the information available at that time. Development projects have no operating history upon which to base developmental and operational estimates. Particularly for development projects, economic analyses and feasibility studies contain estimates based upon many factors, including estimates of mineral reserves, the interpretation of geologic and engineering data, anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of uranium from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual capital and operating costs and economic returns will differ significantly from those estimated for a project prior to production. For example, the capital and operating cost projections and related economic indicators in the Wheeler PFS Report and the technical report entitled “Preliminary Economic Assessment for Tthe Heldeth Túé (J Zone) Deposit, Waterbury Lake Property, Northern Saskatchewan, Canada” dated December 23, 2020 (the “Waterbury PEA Report”) may vary significantly from the capital and operating costs and economic returns estimated by a final feasibility study or actual expenditures.
The decision as to whether a property, such as Wheeler River or Waterbury Lake, contains a commercial mineral deposit and should be brought into production will depend upon the results of exploration and evaluation programs and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense and risk.
It is not unusual in the mining industry for new mining operations to take longer than originally anticipated to bring into production, and to require more capital than anticipated. Any of the following events, among others, could affect the profitability or economic feasibility of a project or delay or stop its advancement: unavailability of necessary capital, unexpected problems during the start-up phase delaying production, unanticipated changes in grade and tonnes of ore to be mined and processed, unanticipated adverse geological conditions, unanticipated metallurgical recovery problems, incorrect data on which engineering assumptions are made, unavailability of labour, increased costs of processing and refining facilities, unavailability of economic sources of power and water, unanticipated transportation costs, changes in government regulations (including regulations with respect to the environment, prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, environmental, etc.), fluctuations in uranium prices, and accidents, labour actions and force majeure events.
The ability to sell and profit from the sale of any eventual mineral production from a property will be subject to the prevailing conditions in the applicable marketplace at the time of sale. The demand for uranium and other minerals is subject to global economic activity and changing attitudes of consumers and other end-users’ demand.
Many of these factors are beyond the control of a mining company and therefore represent a market risk which could impact the long term viability of Denison and its operations.
Denison has a History of Negative Operating Cash Flow
Denison has a history of negative operating cash flow for recent past financial reporting periods. In addition, the Company has committed a portion of its short to medium term cash flows in connection with the APG Transaction. Denison anticipates that it will continue to have negative operating cash flow until such time, if at all, its Wheeler River project goes into production. To the extent that Denison has negative operating cash flow in future periods, Denison may need to allocate a portion of its cash reserves or other financial or non-financial assets to fund such negative cash flow. Denison may also be required to raise additional funds through the issuance of equity or debt securities. There can be no assurance that additional capital or other types of financing will be available when needed or that these financings will be on terms favourable to Denison or its existing shareholders.
Risks Associated with the Selection of Novel Mining Methods
As disclosed in the Wheeler PFS Report and the Waterbury PEA Report, Denison has selected the ISR mining method for production at the Phoenix and THT deposits, respectively. While test work completed to date indicates that ground conditions and the mineral reserves estimated to be contained within the deposit are amenable to extraction by way of ISR, actual conditions could be materially different from those estimated based on the Company’s technical studies completed to-date. Technical studies in support of the ISR mining method have been focused at the Phoenix deposit at the Wheeler River Project, accordingly, study of the applicability of the ISR mining method for the THT deposit at the Waterbury Lake Project is not as advanced as that completed at the Phoenix deposit. While industry best practices have been utilized in the development of its estimates, actual results from the application of the ISR mining method may differ significantly. Denison will need to complete substantial additional work to further advance and/or confirm its current estimates and projections for the use of the ISR mining method in the Athabasca Basin. As a result, it is possible that actual costs and economic returns of any mining operations may differ materially from Denison’s best estimates.
Dependence on Obtaining Licenses, and other Regulatory and Policy Risks
Uranium mining and milling operations and exploration activities, as well as the transportation and handling of the products produced, are subject to extensive regulation by federal, provincial and state governments including the Saskatchewan Government and the Canadian Nuclear Safety Commission. Such regulations relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response, and other matters. Compliance with such laws and regulations is currently, and has historically, increased the costs of exploring, drilling, developing, constructing, operating and closing Denison’s mines and processing facilities. It is possible that the costs, delays and other effects associated with such laws and regulations may impact Denison’s decision with respect to exploration and development properties, including whether to proceed with exploration or development, or that such laws and regulations may result in Denison incurring significant costs to remediate or decommission properties that do not comply with applicable environmental standards at such time.
The development of mines and related facilities is contingent upon governmental approvals that are complex and time consuming to obtain and which involve multiple governmental agencies. Environmental and regulatory review has become a long, complex and uncertain process that can cause potentially significant delays. Obtaining these government approvals includes among other things, obtaining environmental assessments and engaging with interested parties. See “Engagement with First Nations and Métis” for more information regarding Denison’s community engagement. In addition, future changes in governments, regulations and policies, such as those affecting Denison’s mining operations and uranium transport and international trade, could materially and adversely affect Denison’s results of operations and financial condition in a particular period or its long-term business prospects.
The ability of the Company to obtain and maintain permits and approvals and to successfully explore and evaluate properties and/or develop and operate mines may be adversely affected by real or perceived impacts associated with its activities that affect the environment and human health and safety at its projects and in the surrounding communities. The real or perceived impacts of the activities of other mining companies, locally or globally, may also adversely affect our ability to obtain and maintain permits and approvals. The Company is uncertain as to whether all necessary permits will be obtained or renewed on acceptable terms or in a timely manner. Any significant delays in obtaining or renewing such permits or licences in the future could have a material adverse effect on Denison.
Denison expends significant financial and managerial resources to comply with such laws and regulations. Denison anticipates it will have to continue to do so as the historic trend toward stricter government regulation may continue. Because legal requirements are frequently changing and subject to interpretation, Denison is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. While the Company has taken great care to ensure full compliance with its legal obligations, there can be no assurance that the Company has been or will be in full compliance with all of these laws and regulations, or with all permits and approvals that it is required to have.
Failure to comply with applicable laws, regulations and permitting requirements, even inadvertently, may result in enforcement actions. These actions may result in orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions, which may have a material adverse effect on the Company. Companies engaged in uranium exploration, evaluation, mining or milling activities may be required to compensate others who suffer loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
Denison suspended certain activities at Wheeler River during 2020, including the EA process, which is on the critical path to achieving the project development schedule outlined in the Wheeler PFS Report. An important part of the EA process involves extensive engagement and consultation with various interested parties. Accordingly, the decision to suspend the EA was motivated by the significant social and economic disruptions that emerged at the onset of the COVID-19 pandemic, and other fiscal prudence measures. While the EA process has resumed, the Company is not currently able to estimate the impact to the project development schedule, cost estimates or other project development assumptions and projections outlined in the Wheeler PFS Report, and users are specifically cautioned against relying on the estimates provided therein regarding the start of pre-production activities in 2021 and first production in 2024.
Engagement with First Nations and Métis
First Nations and Métis rights, entitlements and title claims may impact Denison’s ability and that of its joint venture partners to pursue exploration, development and mining at its Saskatchewan properties. Pursuant to historical treaties, First Nations in northern Saskatchewan ceded title to most traditional lands but continue to assert title to the minerals within the lands. Métis people have not signed treaties; they assert Aboriginal rights throughout Saskatchewan, including Aboriginal title over most if not all of the Company’s project lands.
Managing relations with the local First Nations and Métis communities and governments is a matter of paramount importance to Denison. Engagement with, and consideration of the rights of, potentially affected Indigenous peoples may require accommodations, including undertakings regarding funding, contracting, environmental practices, employment and other matters and can be time consuming and challenging. This may affect the timetable and costs of exploration, evaluation and development of the Company’s projects.
The Company’s relationships with various interested parties are critical to ensure the future success of its existing operations and the construction and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on parties impacted by such activities. Adverse publicity relating to the mining industry generated by non-governmental organizations and others could have an adverse effect on the Company’s reputation or financial condition and may impact its relationship with interested parties. While the Company is committed to operating in a socially responsible manner, there is no guarantee that the Company’s efforts in this regard will be successful or mitigate this potential risk.
The inability of the Company to maintain positive relationships with interested parties, including local First Nations and Métis, may result in additional obstacles to permitting, increased legal challenges, or other disruptions to the Company’s exploration, development and production plans, and could have a significant adverse impact on the Company’s share price and financial condition.
Environmental, Health and Safety Risks
Denison has expended significant financial and managerial resources to comply with environmental protection laws, regulations and permitting requirements in each jurisdiction where it operates, and anticipates that it will be required to continue to do so in the future as the historical trend toward stricter environmental regulation may continue. The uranium industry is subject to, the worker health, safety and environmental risks associated with all mining businesses, including potential liabilities to third parties for environmental damage, and to additional risks uniquely associated with uranium mining and processing. The possibility of more stringent regulations exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining and processing sites, and other environmental matters each of which could have a material adverse effect on the costs or the viability of a particular project.
Denison’s facilities operate under various operating and environmental permits, licences and approvals that contain conditions that must be met, and Denison’s right to pursue its development plans is dependent upon receipt of, and compliance with, additional permits, licences and approvals. Failure to obtain such permits, licenses and approvals and/or meet any conditions set forth therein could have a material adverse effect on Denison’s financial condition or results of operations.
Although the Company believes its operations are in compliance, in all material respects, with all relevant permits, licences and regulations involving worker health and safety as well as the environment, there can be no assurance regarding continued compliance or ability of the Company to meet stricter environmental regulation, which may also require the expenditure of significant additional financial and managerial resources.
Mining companies are often targets of actions by non-governmental organizations and environmental groups in the jurisdictions in which they operate. Such organizations and groups may take actions in the future to disrupt Denison’s operations. They may also apply pressure to local, regional and national government officials to take actions which are adverse to Denison’s operations. Such actions could have an adverse effect on Denison’s ability to advance its projects and, as a result, on its financial position and results.
Acquisition of Physical Uranium
The majority of the net proceeds of the March Offering were anticipated to fund the strategic purchase of U3O8 to be held by Denison as a long-term investment, which is intended to support the potential future financing of the advancement and/or construction of Wheeler River. This strategy is subject to a number of risks and there is no assurance that the strategy will be successful. Specific risks include the following:
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The Company intends to hold the physical uranium for long-term investment. During this term, the value of Denison’s uranium holdings will fluctuate and accordingly the Company will be subject to losses should it ultimately determine to sell the uranium at prices lower than the acquisition cost. In addition, the Company may incur income statement losses, should uranium prices decrease or foreign exchange rates fluctuate unfavourably in future financial periods.

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The Company intends to use the physical uranium, in part, to support the potential financing of the development of the Wheeler River project. There is no assurance that the physical uranium may be pledged as security for any potential financing, that the full value of the uranium held will be recognized by any party providing financing or that the Company’s ownership of the physical uranium will enhance the Company’s ability to access future project financing. Further, should the purchased uranium be used as security for a future financing, there is a risk that it would no longer be available for sale by the Company to meet any other objectives described for use of the proceeds of the March Offering.

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The Company may be required to sell a portion or all of the physical uranium accumulated to funds its operations should other forms of financing not be available to fund the Company’s capital requirements.

Global Demand and International Trade Restrictions
The international nuclear fuel industry, including the supply of uranium concentrates, is relatively small compared to other minerals, and is generally highly competitive and heavily regulated. Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies. In addition, the international marketing of uranium is subject to governmental policies and certain trade restrictions. For example, the supply and marketing of uranium from Russia is limited by international trade agreements.

Over the past two years, policy related reviews in the United States have impacted the nuclear fuel market. In 2018, certain uranium producers filed a petition with the U.S. Department of Commerce to investigate the import of uranium into the U.S. under Section 232 of the 1962 Trade Expansion Act. In July 2019 the U.S. President ultimately concluded that uranium imports do not threaten national security and no trade actions were implemented; however, a further review of the nuclear supply chain in the U.S. was ordered and the Nuclear Fuels Working Group convened to review the matter recommended that the U.S. build a strategic uranium reserve with a budget of US$150 million per year in each of the next 10 years for uranium purchases from U.S. producers. In December 2020, the U.S. Congress passed a Bill that included funding for the first year of the acquisitions for the strategic reserve of uranium. This long-awaited resolution ended a period of uncertainty and disruption in the nuclear fuel market. Similarly, a 2020 extension to the Russian Suspension Agreement ended a period of uncertainty in the uranium market regarding potential changes to restrictions on Russian uranium supplies entering the United States.
The uncertainty surrounding these trade matters are believed to have impacted the uranium purchasing activities of nuclear utilities, especially in the U.S., and consequently negatively impacted the market price of uranium and the uranium industry as a whole.
In general, trade agreements, governmental policies and/or trade restrictions are beyond the control of Denison and may affect the supply of uranium available for use in markets like the United States and Europe, which are currently the largest markets for uranium in the world. Similarly, trade restrictions or foreign policy have the potential to impact the ability to supply uranium to developing markets, such as China and India. If substantial changes are made to regulations affecting the global marketing and supply of uranium, the Company’s business, financial condition and results of operations may be materially adversely affected.
No Public Market for Uranium
There is no public market for the sale of uranium. The uranium futures market on the New York Mercantile Exchange does not provide for physical delivery of uranium, only cash on settlement, and that trading forum does not offer a formal market but rather facilitates the introduction of buyers to sellers. The Company may not be able to acquire uranium or, once acquired or produced, sell uranium at a desired price level for a number of weeks or months. The pool of potential purchasers and sellers is limited, and each transaction may require the negotiation of specific provisions. Accordingly, a purchase or sale cycle may take several weeks or months to complete. In addition, as the supply of uranium is limited, the Company may experience additional difficulties purchasing uranium in the event that it is a significant buyer. If the Company determines to sell any physical uranium that it has acquired or produced, it may likewise experience difficulties in finding purchasers that are able to accept a material quantity of physical uranium. The inability to purchase and sell on a timely basis in sufficient quantities could have a material adverse effect on the securities of the Company.
The Company has entered into commitments to purchase a further 200,000 pounds of U3O8 with the proceeds of the March Offering. Such commitments are generally subject to conditions in favour of both the vendor and the Company, and there is no certainty that the purchases contemplated by such commitments will be completed.
Volatility and Sensitivity to Market Prices
The value of the Company’s investments in uranium and its estimates of mineral resources, mineral reserves and the viability of future production for its projects is heavily influenced by long and short term market prices of U3O8. Historically, these prices have seen significant fluctuations, and have been and will continue to be affected by numerous factors beyond Denison’s control. Such factors include, among others: demand for nuclear power, political, economic and social conditions in uranium producing and consuming countries, public and political response to nuclear incidents, reprocessing of used reactor fuel and the re-enrichment of depleted uranium, sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants, uranium supplies from other secondary sources, and production levels and costs of production from primary uranium suppliers.
Uranium prices failing to reach or sustain projected levels can impact operations by requiring a reassessment of the economic viability of the Company’s projects, and such reassessment alone may cause substantial delays and/or interruptions in project development, which could have a material adverse effect on the results of operations and financial condition of Denison.
Public Acceptance of Nuclear Energy and Competition from Other Energy Sources
Growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a clean means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, including the risk of a nuclear incident, the industry is subject to public opinion risks that could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are, to some extent, interchangeable with nuclear energy, particularly over the longer term. Technical advancements in, and government subsidies for, renewable and other alternate forms of energy, such as wind and solar power, could make these forms of energy more commercially viable and put additional pressure on the demand for uranium concentrates. Sustained lower prices of alternate forms of energy may result in lower demand for uranium concentrates.
Current estimates project increases in the world’s nuclear power generating capacities, primarily as a result of a significant number of nuclear reactors that are under construction, planned, or proposed in China, India and various other countries around the world. Market projections for future demand for uranium are based on various assumptions regarding the rate of construction and approval of new nuclear power plants, as well as continued public acceptance of nuclear energy around the world. The rationale for adopting nuclear energy can be varied, but often includes the clean and environmentally friendly operation of nuclear power plants, as well as the affordability and round-the-clock reliability of nuclear power. A change in public sentiment regarding nuclear energy could have a material impact on the number of nuclear power plants under construction, planned or proposed, which could have a material impact on the market’s and the Company’s expectations for the future demand for uranium and the future price of uranium.
Reliance on Other Operators
At some of its properties, Denison is not the operator and therefore is not in control of all of the activities and operations at the site. As a result, Denison is and will be, to a certain extent, dependent on the operators for the nature and timing of activities related to these properties and may be unable to direct or control such activities.
As an example, Orano Canada is the operator and majority owner of the McClean Lake and Midwest joint ventures in Saskatchewan, Canada. The McClean Lake mill employs unionized workers who work under collective agreements. Orano Canada, as the operator, is responsible for most operational and production decisions and all dealings with unionized employees. Orano Canada may not be successful in its attempts to renegotiate the collective agreements, which may impact mill and mining operations. Similarly, Orano Canada is responsible for all licensing and dealings with various regulatory authorities. Orano Canada maintains the regulatory licences in order to operate the McClean Lake mill, all of which are subject to renewal from time to time and are required in order for the mill to operate in compliance with applicable laws and regulations. Any lengthy work stoppages, or disruption to the operation of the mill or mining operations as a result of a licensing matter or regulatory compliance, may have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.
Reliance on Facilities
Any uranium purchased by the Company, in particular with the proceeds of the March Offering, will be stored at one or more licensed uranium conversion facilities (“Facilities”), each owned by different third-party organizations. As the number of duly licensed Facilities is limited, there can be no assurance that storage arrangements that are commercially beneficial to the Company will continue to be readily available. Failure to negotiate commercially reasonable storage terms with the Facilities may have a material adverse effect on the financial condition of the Company.
By holding its investments in uranium with licensed Facilities, the Company is exposed to the credit risks of any such Facilities and their operators. There is no guarantee that the Company can fully recover all of its investments in uranium held with the Facilities. Failure to recover all uranium holdings could have a material adverse effect on the financial condition of the Company.
Any loss or damage of the uranium may not be fully covered or absolved by contractual arrangements with the Facilities or the Company’s insurance arrangements, and the Company may be financially and legally responsible for losses and/or damages not covered by indemnity provisions or insurance. Such responsibility could have a material adverse effect on the financial condition of the Company.
Reliance on Contractors and Experts
In various aspects of its operations, Denison relies on the services, expertise and recommendations of its service providers and their employees and contractors, whom often are engaged at significant expense to the Company. For example, the decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend in large part upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified third party engineers and/or geologists. In addition, while Denison emphasizes the importance of conducting operations in a safe and sustainable manner, it cannot exert absolute control over the actions of these third parties when providing services to Denison or otherwise operating on Denison’s properties. Any material error, omission, act of negligence or act resulting in environmental pollution, accidents or spills, industrial and transportation accidents, work stoppages or other actions could adversely affect the Company’s operations and financial condition.
Foreign Exchange Rates
The Company maintains its accounting records and reports its financial position and results in Canadian dollars. Fluctuations in the U.S. currency exchange rate relative to the Canadian currency could significantly impact the Company, including its financial results, operations or the trading value of its securities, as a result of various factors including: (a) the anticipated acquisition of physical uranium, pursuant to the March Offering, will generally require settlement in U.S. dollars; (b) any storage costs from the Facilities for storage of such uranium could be payable in U.S. dollars or other non-Canadian currency and (c) the price of uranium is quoted in U.S. dollars, and a decrease in value of USD would result in a relative decrease in the valuation of uranium and the associated market value from a Canadian currency perspective. In addition, the Company’s outstanding common share purchase warrants (issued pursuant to the February Offering and the March Offering) have a USD denominated exercise price, and fluctuations in relative currency exchange rates will impact the Canadian dollar value of any proceeds raised from future exercises of such warrants. Exchange rate fluctuations, and any potential negative consequences thereof, are beyond the Company’s control.
Benefits Not Realized From Transactions
Denison’s has completed a number of transactions over the last several years, including without limitation the Mongolia Transaction, the Africa Transaction, the optioning of the Moore Lake property to Skyharbour Resources Ltd., the acquisition of an 80% interest in the Hook-Carter property from ALX Resources Corp., the acquisition of an interest in the Moon Lake property from CanAlaska Uranium Ltd., entering into the APG Transaction, the acquisition of Cameco Corporation’s minority interest in the Wheeler River joint venture. Denison has also recently acquired a 50% ownership interest in JCU. Despite Denison’s belief that these transactions, and others which may be completed in the future, will be in Denison’s best interest and benefit the Company and Denison’s shareholders, Denison may not realize the anticipated benefits of such transactions or realize the full value of the consideration paid or received to complete the transactions. This could result in significant accounting impairments or write-downs of the carrying values of mineral properties or other assets and could adversely impact the Company and the price of its Common Shares.
Inability to Exploit, Expand and Replace Mineral Reserves and Mineral Resources
Denison’s mineral reserves and resources at its Wheeler River, Waterbury Lake, McClean Lake and Midwest projects are Denison’s material future sources of possible uranium production. Unless other mineral reserves or resources are discovered or acquired, Denison’s sources of future production for uranium concentrates will decrease over time if its current mineral reserves and resources are exploited or otherwise depleted. There can be no assurance that Denison’s future exploration, development and acquisition efforts will be successful in replenishing its mineral reserves and resources. In addition, while Denison believes that many of its properties demonstrate development potential, there can be no assurance that they can or will be successfully developed and put into production in future years.
Competition for Properties
Significant competition exists for the limited supply of mineral lands available for acquisition. Participants in the mining business include large established companies with long operating histories. In certain circumstances, the Company may be at a disadvantage in acquiring new properties as competitors may have greater financial resources and more technical staff. Accordingly, there can be no assurance that the Company will be able to compete successfully to acquire new properties or that any such acquired assets would yield resources or reserves or result in commercial mining operations.
Property Title Risk
The Company has investigated its rights to explore and exploit all of its material properties and, to the best of its knowledge, those rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to its detriment. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties, including the Canadian federal, provincial and local governments, as well as by First Nations and Métis.
There is also a risk that Denison’s title to, or interest in, its properties may be subject to defects or challenges. If such defects or challenges cover a material portion of Denison’s property, they could have a material adverse effect on Denison’s results of operations, financial condition, reported mineral reserves and resources and/or long-term business prospects.
Ability to Maintain Obligations under Credit Facility and Other Debt
The 2020 credit facility with the Bank of Nova Scotia (the “Credit Facility”) has a term of one year, and will need to be renewed on or before January 31, 2022. There is no certainty what terms of any renewal may be, or any assurance that such renewal will be made available to Denison.
Denison is required to satisfy certain financial covenants in order to maintain its good standing under the Credit Facility. Denison is also subject to a number of restrictive covenants under the Credit Facility and the APG Transaction, such as restrictions on Denison’s ability to incur additional indebtedness and sell, transfer or otherwise dispose of material assets. Denison may from time to time enter into other arrangements to borrow money in order to fund its operations and expansion plans, and such arrangements may include covenants that have similar obligations or that restrict its business in some way.
Events may occur in the future, including events out of Denison’s control, which could cause Denison to fail to satisfy its obligations under the Credit Facility, APG Transaction or other debt instruments. In such circumstances, the amounts drawn under Denison’s debt agreements may become due and payable before the agreed maturity date, and Denison may not have the financial resources to repay such amounts when due. The Credit Facility and APG Transaction are secured by DMI’s main properties by a pledge of the shares of DMI. If Denison were to default on its obligations under the Credit Facility, APG Transaction or other secured debt instruments in the future, the lender(s) under such debt instruments could enforce their security and seize significant portions of Denison’s assets.
Change of Control Restrictions
The APG Transaction and certain other of Denison’s agreements contain provisions that could adversely impact Denison in the case of a transaction that would result in a change of control of Denison or certain of its subsidiaries. In the event that consent is required from our counterparty and our counterparty chooses to withhold its consent to a merger or acquisition, then such party could seek to terminate certain agreements with Denison, including certain agreements forming part of the APG Transaction, or require Denison to buy the counterparty’s rights back from them, which could adversely affect Denison’s financial resources and prospects. If applicable, these restrictive contractual provisions could delay or discourage a change in control of our company that could otherwise be beneficial to Denison or its shareholders.

Decommissioning and Reclamation
As owner of the Elliot Lake decommissioned sites and part owner of the McClean Lake mill, McClean Lake mines, the Midwest uranium project and certain exploration properties, and for so long as the Company remains an owner thereof, the Company is obligated to eventually reclaim or participate in the reclamation of such properties. Most, but not all, of the Company’s reclamation obligations are secured, and cash and other assets of the Company have been reserved to secure this obligation. Although the Company’s financial statements record a liability for the asset retirement obligation, and the security requirements are periodically reviewed by applicable regulatory authorities, there can be no assurance or guarantee that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained on the Company’s financial statements.
As Denison’s properties approach or go into decommissioning, regulatory review of the Company’s decommissioning plans may result in additional decommissioning requirements, associated costs and the requirement to provide additional financial assurances. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required from Denison in the future by regulatory authorities.
Technical Innovation and Obsolescence
Requirements for Denison’s products may be affected by technological changes in nuclear reactors, enrichment and used uranium fuel reprocessing. These technological changes could reduce the demand for uranium. In addition, Denison’s competitors may adopt technological advancements that give them an advantage over Denison.
Mining and Insurance
Denison’s business is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions, wildfires, earthquakes, pit wall failures and cave-ins) and encountering unusual or unexpected geological conditions. Many of the foregoing risks and hazards could result in damage to, or destruction of, Denison’s mineral properties or processing facilities in which it has an interest; personal injury or death; environmental damage, delays in or interruption of or cessation of exploration, development, production or processing activities; or costs, monetary losses and potential legal liability and adverse governmental action. In addition, due to the radioactive nature of the materials handled in uranium exploration, mining and processing, as applicable, additional costs and risks are incurred by Denison and its joint venture partners on a regular and ongoing basis.
Although Denison maintains insurance to cover some of these risks and hazards in amounts it believes to be reasonable, such insurance may not provide adequate coverage in the event of certain circumstances. No assurance can be given that such insurance will continue to be available, that it will be available at economically feasible premiums, or that it will provide sufficient coverage for losses related to these or other risks and hazards.
Denison may be subject to liability or sustain loss for certain risks and hazards against which it cannot insure or which it may reasonably elect not to insure because of the cost. This lack of insurance coverage could result in material economic harm to Denison.
Anti-Bribery and Anti-Corruption Laws
The Company is subject to anti-bribery and anti-corruption laws, including the Corruption of Foreign Public Officials Act (Canada) and the United States Foreign Corrupt Practices Act of 1977, as amended. Failure to comply with these laws could subject the Company to, among other things, reputational damage, civil or criminal penalties, other remedial measures and legal expenses which could adversely affect the Company’s business, results from operations, and financial condition. It may not be possible for the Company to ensure compliance with anti-bribery and anti-corruption laws in every jurisdiction in which its employees, agents, sub-contractors or joint venture partners are located or may be located in the future.

Climate Change
Due to changes in local and global climatic conditions, many analysts and scientists predict an increase in the frequency of extreme weather events such as floods, droughts, forest and brush fires and extreme storms. Such events could materially disrupt the Company’s operations, particularly if they affect the Company’s sites, impact local infrastructure or threaten the health and safety of the Company’s employees and contractors. In addition, reported warming trends could result in later freeze-ups and warmer lake temperatures, affecting the Company’s winter exploration programs at certain of its projects. Any such event could result in material economic harm to Denison.
The Company is focused on operating in a manner designed to minimize the environmental impacts of its activities; however, environmental impacts from mineral exploration and mining activities are inevitable. Increased environmental regulation and/or the use of fiscal policy by regulators in response to concerns over climate change and other environmental impacts, such as additional taxes levied on activities deemed harmful to the environment, could have a material adverse effect on Denison’s financial condition or results of operations.
Information Systems and Cyber Security
The Company’s operations depend upon the availability, capacity, reliability and security of its information technology (“IT”) infrastructure, and its ability to expand and update this infrastructure as required, to conduct daily operations. Denison relies on various IT systems in all areas of its operations, including financial reporting, contract management, exploration and development data analysis, human resource management, regulatory compliance and communications with employees and third parties.
These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber-attacks, as well as network and/or hardware disruptions resulting from incidents such as unexpected interruptions or failures, natural disasters, fire, power loss, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures.
The ability of the IT function to support the Company’s business in the event of any such occurrence and the ability to recover key systems from unexpected interruptions cannot be fully tested. There is a risk that, if such an event actually occurs, the Company’s continuity plans may not be adequate to immediately address all repercussions of the disaster. In the event of a disaster affecting a data centre or key office location, key systems may be unavailable for a number of days, leading to inability to perform some business processes in a timely manner. As a result, the failure of Denison’s IT systems or a component thereof could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.
Although to date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future. Unauthorized access to Denison’s IT systems by employees or third parties could lead to corruption or exposure of confidential, fiduciary or proprietary information, interruption to communications or operations or disruption to the Company’s business activities or its competitive position. Further, disruption of critical IT services, or breaches of information security, could have a negative effect on the Company’s operational performance and its reputation. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority.
The Company applies technical and process controls in line with industry-accepted standards to protect information, assets and systems; however, these controls may not adequately prevent cyber-security breaches. There is no assurance that the Company will not suffer losses associated with cyber-security breaches in the future, and may be required to expend significant additional resources to investigate, mitigate and remediate any potential vulnerabilities. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Dependence on Key Personnel and Qualified and Experienced Employees
Denison’s success depends on the efforts and abilities of certain senior officers and key employees. Certain of Denison’s employees have significant experience in the uranium industry, and the number of individuals with significant experience in this industry is small. While Denison does not foresee any reason why such officers and key employees will not remain with Denison, if for any reason they do not, Denison could be adversely affected. Denison has not purchased key man life insurance for any of these individuals. Denison’s success also depends on the availability of and its competitiveness for qualified and experienced employees to work in Denison’s operations and Denison’s ability to attract and retain such employees. In addition, Denison’s ability to keep essential operating staff in place may also be challenged as a result of potential COVID-19 outbreaks or quarantines.
Conflicts of Interest
Some of the directors and officers of Denison are also directors of other companies that are similarly engaged in the business of acquiring, exploring and developing natural resource properties. Such associations may give rise to conflicts of interest from time to time. In particular, one of the consequences would be that corporate opportunities presented to a director or officer of Denison may be offered to another company or companies with which the director or officer is associated, and may not be presented or made available to Denison. The directors and officers of Denison are required by law to act honestly and in good faith with a view to the best interests of Denison, to disclose any interest which they may have in any project or opportunity of Denison, and, where applicable for directors, to abstain from voting on such matter. Conflicts of interest that arise will be subject to and governed by the procedures prescribed in the Company’s Code of Ethics and by the OBCA.
Disclosure and Internal Controls
Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of reporting, including financial reporting and financial statement preparation.
Potential Influence of KEPCO and KHNP
Effective December 2016, KEPCO indirectly transferred the majority of its interest in Denison to KHNP Canada. Denison and KHNP Canada subsequently entered into an amended and restated strategic relationship agreement effective September 19, 2017 (the “KHNP SRA”) (on substantially similar terms as the original strategic relationship agreement between Denison and KEPCO), pursuant to which KHNP Canada is contractually entitled to representation on the Company’s board of directors (the “Board”). Provided KHNP Canada holds over 5% of the Common Shares, it is entitled to nominate one director for election to the Board at any shareholder meeting.
KHNP Canada’s shareholding level gives it a large vote on decisions to be made by shareholders of Denison, and its right to nominate a director may give KHNP Canada influence on decisions made by Denison’s Board. Although KHNP Canada’s director nominee will be subject to duties under the OBCA to act in the best interests of Denison as a whole, such director nominee is likely to be an employee of KHNP and he or she may give special attention to KHNP’s or KEPCO’s interests as indirect Shareholders. The interests of KHNP and KEPCO, as indirect Shareholders, may not always be consistent with the interests of other Shareholders.
The KHNP SRA also includes provisions granting KHNP Canada a right of first offer for certain asset sales and the right to be approached to participate in certain potential acquisitions. The right of first offer and participation right of KHNP Canada may negatively affect Denison’s ability or willingness to entertain certain business opportunities, or the attractiveness of Denison as a potential party for certain business transactions. KEPCO’s large indirect shareholding block may also make Denison less attractive to third parties considering an acquisition of Denison if those third parties are not able to negotiate terms with KEPCO or KHNP Canada to support such an acquisition.
United States investors may not be able to obtain enforcement of civil liabilities against the Company
The enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by the fact that the Company is governed by the OBCA, that the majority of the Company’s officers and directors are residents of Canada, and that all, or a substantial portion, of their assets and the Company’s assets are located outside the United States. It may not be possible for investors to effect service of process within the United States on certain of its directors and officers or enforce judgments obtained in the United States courts against the Company or certain of the Company’s directors and officers based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States.
There is some doubt as to whether a judgment of a United States court based solely upon the civil liability provisions of United States federal or state securities laws would be enforceable in Canada against the Company or its directors and officers. There is also doubt as to whether an original action could be brought in Canada against the Company or its directors and officers to enforce liabilities based solely upon United States federal or state securities laws.
If the Company is characterized as a passive foreign investment company, U.S. holders may be subject to adverse U.S. federal income tax consequences
U.S. investors should be aware that they could be subject to certain adverse U.S. federal income tax consequences in the event that the Company is classified as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. The determination of whether the Company is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the Company’s income, expenses and assets from time to time and the nature of the activities performed by the Company’s officers and employees. The Company may be a PFIC in one or more prior tax years, in the current tax year and in subsequent tax years. Prospective investors should carefully read the discussion below under the heading “Material United States Federal Income Tax Considerations for U.S. Holders” and the tax discussion in any applicable prospectus supplement for more information and consult their own tax advisors regarding the likelihood and consequences of the Company being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making certain elections that may mitigate certain possible adverse U.S. federal income tax consequences that may result in an inclusion in gross income without receipt of such income.
As a foreign private issuer, the Company is subject to different U.S. securities laws and rules than a U.S. domestic issuer, which may limit the information publicly available to U.S. investors
The Company is a foreign private issuer under applicable U.S. federal securities laws and, therefore, is not required to comply with all of the periodic disclosure and current reporting requirements of the U.S. Exchange Act and related rules and regulations. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although it will be required to file with or furnish to the SEC the continuous disclosure documents that the Company is required to file in Canada under Canadian securities laws. In addition, the Company’s officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, the Company’s securityholders may not know on as timely a basis when its officers, directors and principal shareholders purchase or sell securities of the Company as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the U.S. Exchange Act.
The Company could lose its foreign private issuer status in the future, which could result in significant additional costs and expenses to the Company
In order to maintain its current status as a foreign private issuer, 50% or more of the Company’s Common Shares must be directly or indirectly owned of record by non-residents of the United States unless the

Company also satisfies one of the additional requirements necessary to preserve this status. The Company may in the future lose its foreign private issuer status if a majority of the Common Shares are owned of record in the United States and the Company fails to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to the Company under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs the Company incurs as a Canadian foreign private issuer eligible to use the multijurisdictional disclosure system. If the Company is not a foreign private issuer, it would not be eligible to use the multijurisdictional disclosure system or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.
Risks Related to Our Securities
Market Price of Common Shares
The market price of Denison’s securities may experience wide fluctuations that may not necessarily be related to the financial condition, operating performance, underlying asset values or prospects of the Company. These factors include macroeconomic developments in North America and globally, market perceptions of the attractiveness of particular industries — including mining and nuclear energy — and volatile trading due to unpredictable general market or trading sentiments. The market price of the Company’s securities may be affected by many other variables that are not directly related to our success and are, therefore, not within our control, including other developments that affect the market for all resource sector securities, the breadth of the public market for the Common Shares and the attractiveness of alternative investments.
The market price of Denison’s securities are also likely to increase or decrease in response to a number of events and factors, including: our operating performance and the performance of competitors and other similar companies; volatility in uranium prices; the arrival or departure of key personnel; the number of Common Shares to be publicly traded after an offering pursuant to any prospectus supplement; the public’s reaction to the Company’s press releases, material change reports, other public announcements and our filings with the various securities regulatory authorities; changes in earnings estimates or recommendations by research analysts who track the trading of Denison’s Common Shares or the shares of other companies in the resource sector; public sentiment regarding nuclear energy or uranium mining; changes in general economic and/or political conditions; acquisitions, strategic alliances or joint ventures involving us or our competitors; and the other risk factors listed herein.
Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies. For example, the trading price of the Common Shares increased significantly during 2021. The market price of the Common Shares may increase or decline even if the Company’s operating results, underlying asset values or prospects have not changed. Financial market factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted, and the trading price of the Common Shares may be materially adversely affected.
Other factors unrelated to the performance of Denison that may have an effect on the price of the securities of Denison include the lessening (or increasing) in trading volume, exclusion (or inclusion) in market indices, and general investor interest in Denison’s securities. Similarly, changes in the liquidity of Denison’s Common Shares may limit the ability of some institutions to invest in (or divest of) Denison’s securities, and a substantial decline in the liquidity and/or price of the securities of Denison that persists for a significant period of time could cause Denison’s securities to be delisted from an exchange. If an active market for the securities of Denison does not continue, the liquidity of an investor’s investment may be limited and the price of the securities of the Company may decline such that investors may lose their entire investment in the Company. As a result of any of these factors, the market price of the securities of Denison at any given point in time may not accurately reflect the long-term value of Denison. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. Denison may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources

Future Sales of Common Shares by Existing Shareholders
Sales of a large number of Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair the Company’s ability to raise capital through future sales of Common Shares. In particular, to the knowledge of the Company, KHNP Canada holds approximately 7.23% of the issued and outstanding Common Shares. If KHNP Canada decides to liquidate all or a significant portion of its position, it could adversely affect the price of the Common Shares.
Dilution from Further Issuances
While active in exploring for new uranium discoveries in the Athabasca Basin region, Denison’s present focus is on advancing the Wheeler River project to a development decision, with the potential to become the next large-scale uranium producer in Canada. Denison will require additional funds to further such activities.
Denison may sell additional equity securities (including through the sale of securities convertible into Common Shares) and may issue additional debt or equity securities to finance its exploration, evaluation, development, construction and other operations, acquisitions or other projects. Denison is authorized to issue an unlimited number of Common Shares. Denison cannot predict the size of future sales and issuances of debt or equity securities or the effect, if any, that future sales and issuances of debt or equity securities will have on the market price of the Common Shares. Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares. With any additional sale or issuance of equity securities, investors may suffer dilution of their voting power and it could reduce the value of their investment.
Use of Proceeds
While detailed information regarding the use of proceeds from the sale of our securities will be described in the applicable prospectus supplement, we will have broad discretion over the use of the net proceeds from an offering of our securities. Because of the number and variability of factors that will determine our use of such proceeds, the Company’s ultimate use might vary substantially from its planned use. You may not agree with how we allocate or spend the proceeds from an offering of our securities. We may pursue acquisitions, collaborations or other opportunities that do not result in an increase in the market value of our securities, including the market value of our Common Shares, and that may increase our losses.
No Dividends
We have not declared or paid any regular dividends on our Common Shares. Our current business plan requires that for the foreseeable future, any future earnings be reinvested to finance the growth and development of our business. We do not intend to pay cash dividends on the Common Shares in the foreseeable future. We will not declare or pay any cash dividends until such time as our cash flow exceeds our capital requirements and will depend upon, among other things, conditions then existing including earnings, financial condition, restrictions in financing arrangements, business opportunities and conditions and other factors, or our Board determines that our shareholders could make better use of the cash.
Market for Securities
There is currently no market through which our securities, other than our Common Shares, may be sold and, unless otherwise specified in the applicable prospectus supplement, our subscription receipts, units, debt securities, share purchase contracts or warrants will not be listed on any securities or stock exchange or any automated dealer quotation system. As a consequence, purchasers may not be able to resell subscription receipts, units, debt securities, share purchase contracts or warrants purchased under this prospectus. This may affect the pricing of our securities, other than our Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. There can be no assurance that an active trading market will develop for the aforementioned securities, or if developed, that such a market will be sustained at the price level at which it was offered. The liquidity of the trading market in those securities, and the market price quoted of those securities, may be adversely affected by, among other things:

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changes in the overall market for those securities;

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changes in our financial performance or prospects;

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changes or perceived changes in our creditworthiness;

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the prospects for companies in the industry generally;

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the number of holders of those securities;

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the interest of securities dealers in making a market for those securities; and

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prevailing interest rates.

There can be no assurance that fluctuations in the trading price will not materially adversely impact our ability to raise equity funding without significant dilution to our existing shareholders, or at all.
Unsecured Debt Securities
Unless otherwise indicated in the applicable prospectus supplement, the debt securities will be unsecured and will rank equally in right of payment with all of our other existing and future unsecured debt. The debt securities will be effectively subordinated to all of our existing and future secured debt to the extent of the assets securing such debt. If we are involved in any bankruptcy, dissolution, liquidation or reorganization, the secured debt holders would, to the extent of the value of the assets securing the secured debt, be paid before the holders of unsecured debt securities, including the debt securities. In that event, a holder of debt securities may not be able to recover any principal or interest due to it under the debt securities. See “Description of Debt Securities”.
Liquidity of Common Shares
Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Company’s Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the TSX or the NYSE American or achieve listing on any other public listing exchange.
Dilution from Exercise of Outstanding Stock Options and Warrants or Settlement of Share Units
The Company has stock options and warrants issued, representing a right to receive Common Shares upon their exercise. In addition, the Company has share units issued, representing a right to receive Common Shares on vesting and satisfaction of the settlement conditions. The exercise of the stock options or warrants or the settlement of the share units and the subsequent resale of such Common Shares in the public market could adversely affect the prevailing market price and the Company’s ability to raise equity capital in the future at a time and price which deems it appropriate. The Company may also enter into commitments in the future which would require the issuance of additional Common Shares or may grant share purchase warrants and the Company is expected to grant additional stock options and share units. Any share issuances from the Company’s treasury will result in immediate dilution to existing Shareholders’ percentage interest in the company.

USE OF PROCEEDS
Unless we otherwise indicate in a prospectus supplement, we currently intend to use the net proceeds from any sale of our securities to advance business objectives outlined in this prospectus and the documents incorporated by reference herein, for working capital requirements and for exploration and development of the Company’s mineral property interests, including but not limited to the development of the Wheeler River project through to the envisioned start of commercial production.
The Company had negative operating cash flow in recent past financial reporting periods. To the extent that the Company has negative cash flow in future periods, the Company may need to deploy a portion of proceeds from any sale of our securities to fund such negative cash flow.
In order to raise additional funds to finance future growth opportunities, we may, from time to time, issue securities. More detailed information regarding the use of proceeds from the sale of securities, including any determinable milestones at the applicable time, will be described in a prospectus supplement. We may also, from time to time, issue securities otherwise than pursuant to a prospectus supplement to this prospectus.
CONSOLIDATED CAPITALIZATION
There have been no material changes in our consolidated share or debt capital since June 30, 2021, the date of our financial statements for the most recently completed financial period.
PRIOR SALES
Information in respect of our Common Shares that we issued within the previous 12-month period, including Common Shares that we issued either upon the exercise of options, or which were granted under our Stock Option Plan, or any other equity compensation plan, will be provided as required in a prospectus supplement with respect to the issuance of securities pursuant to such prospectus supplement.
TRADING PRICE AND VOLUME
The Company’s Common Shares are listed and posted for trading on the TSX under the symbol “DML” and NYSE American under the symbol “DNN”. Trading price and volume of the Company’s securities will be provided as required for all of our Common Shares, as applicable, in each prospectus supplement to this prospectus.

DESCRIPTION OF SHARE CAPITAL
The authorized share capital of the Company consists of an unlimited number of Common Shares. As of the date of this prospectus, there were 807,100,979 Common Shares issued and outstanding.
In addition, as of the date of this prospectus, there were 11,387,195 Common Shares issuable upon the exercise of outstanding stock options at a weighted average exercise price of C$0.8378, and 55,011,475 Common Shares issuable upon the exercise of outstanding Common Share purchase warrants at a weighted average exercise price of US$2.1782 and 7,750,258 Common Shares issuable upon the conversion of outstanding share units, for a total of 881,249,907 Common Shares on a fully-diluted basis.
All of our Common Shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and entitlement to any dividends declared by the Company. The holders of our Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of shareholders (other than meetings at which only holders of another class or series of shares are entitled to vote). Each Common Share carries the right to one vote. In the event of the liquidation, dissolution or winding-up of the Company, the holders of our Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the payment by the Company of all of its liabilities. The holders of our Common Shares are entitled to receive any dividends declared by the Company in respect of the Common Shares, subject to the rights of holders of other classes ranking in priority to our Common Shares with respect to the payment of dividends, on a pro rata basis. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions. Any alteration of the rights attached to our Common Shares must be approved by at least two-thirds of the Common Shares voted at a meeting of our shareholders. Provisions as to the modification, amendment or variation of such rights or provisions are contained in our bylaws and in the OBCA. See “Risk Factors”.
DESCRIPTION OF SUBSCRIPTION RECEIPTS
Denison may issue subscription receipts separately or in combination with one or more other securities. The subscription receipts will entitle holders thereof to receive, upon satisfaction of certain Release Conditions (as defined herein) and for no additional consideration, Common Shares, warrants or any combination thereof. Subscription receipts will be issued pursuant to one or more subscription receipt agreements (each, a “Subscription Receipt Agreement”), each to be entered into between the Company and an escrow agent (the “Escrow Agent”) that will be named in the relevant prospectus supplement. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. If underwriters or agents are used in the sale of any subscription receipts, one or more of such underwriters or agents may also be a party to the Subscription Receipt Agreement governing the subscription receipts sold to or through such underwriter or agent.
The following description sets forth certain general terms and provisions of subscription receipts that may be issued hereunder and is not intended to be complete. The statements made in this prospectus relating to any Subscription Receipt Agreement and subscription receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Subscription Receipt Agreement. Prospective investors should refer to the Subscription Receipt Agreement relating to the specific subscription receipts being offered for the complete terms of the subscription receipts. Denison will file a copy of any Subscription Receipt Agreement relating to an offering of subscription receipts with the securities commissions or similar regulatory authorities in applicable Canadian offering jurisdictions and in the United States, after it has been entered into, and such Subscription Receipt Agreement will be available electronically on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
General
The prospectus supplement and the Subscription Receipt Agreement for any subscription receipts that the Company may offer will describe the specific terms of the subscription receipts offered. This description may include, but may not be limited to, any of the following, if applicable:
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the designation and aggregate number of subscription receipts being offered;

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the price at which the subscription receipts will be offered;

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the designation, number and terms of the Common Shares, warrants or a combination thereof to be received by the holders of subscription receipts upon satisfaction of the Release Conditions (as defined herein), and any procedures that will result in the adjustment of those numbers;

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the conditions that must be met in order for holders of subscription receipts to receive, for no additional consideration, the Common Shares, warrants or a combination thereof (the “Release Conditions”);

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the procedures for the issuance and delivery of the Common Shares, warrants or a combination thereof to holders of subscription receipts upon satisfaction of the Release Conditions;

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whether any payments will be made to holders of subscription receipts upon delivery of the Common Shares, warrants or a combination thereof upon satisfaction of the Release Conditions;

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the identity of the Escrow Agent;

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the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of subscription receipts, together with interest and income earned thereon (collectively, the “Escrowed Funds”), pending satisfaction of the Release Conditions;

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the terms and conditions pursuant to which the Escrow Agent will hold Common Shares, warrants or a combination thereof pending satisfaction of the Release Conditions;

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the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Company upon satisfaction of the Release Conditions;

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if the subscription receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commissions in connection with the sale of the subscription receipts;

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procedures for the refund by the Escrow Agent to holders of subscription receipts of all or a portion of the subscription price of their subscription receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;

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any contractual right of rescission to be granted to initial purchasers of subscription receipts in the event that this prospectus, the prospectus supplement under which subscription receipts are issued or any amendment hereto or thereto contains a misrepresentation;

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any entitlement of Denison to purchase the subscription receipts in the open market by private agreement or otherwise;

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whether the Company will issue the subscription receipts as global securities and, if so, the identity of the depository for the global securities;

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whether the Company will issue the subscription receipts as bearer securities, as registered securities or both;

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provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms of the subscription receipts, including upon any subdivision, consolidation, reclassification or other material change of the Common Shares, warrants or other Denison securities, any other reorganization, amalgamation, merger or sale of all or substantially all of the Company’s assets or any distribution of property or rights to all or substantially all of the holders of Common Shares;

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whether the Company will apply to list the subscription receipts on a securities exchange or automated interdealer quotation system;

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material U.S. and Canadian federal income tax consequences of owning the subscription receipts; and

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any other material terms or conditions of the subscription receipts.

Original purchasers of subscription receipts will have a contractual right of rescission against the Company in respect of the purchase and conversion of the subscription receipt. The contractual right of rescission will entitle such original purchasers to receive the amount paid on original purchase of the subscription receipt and the additional amount paid upon conversion, if any, upon surrender of the underlying securities gained thereby, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion takes place within 180 days of the date of the purchase of the subscription receipt under this prospectus; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the subscription receipt under this prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act (Ontario) or otherwise at law.
Rights of Holders of Subscription Receipts Prior to Satisfaction of Release Conditions
The holders of subscription receipts will not be, and will not have the rights of, shareholders of Denison. Holders of subscription receipts are entitled only to receive Common Shares, warrants or a combination thereof on exchange of their subscription receipts, plus any cash payments, all as provided for under the Subscription Receipt Agreement and only once the Release Conditions have been satisfied. If the Release Conditions are not satisfied, holders of subscription receipts shall be entitled to a refund of all or a portion of the subscription price thereof and all or a portion of the pro rata share of interest earned or income generated thereon, as provided in the Subscription Receipt Agreement.
Escrow
The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to the Company (and, if the subscription receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the subscription receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of subscription receipts will receive a refund of all or a portion of the subscription price for their subscription receipts, plus their pro rata entitlement to interest earned or income generated on such amount, if provided for in the Subscription Receipt Agreement, in accordance with the terms of the Subscription Receipt Agreement. Common Shares or warrants may be held in escrow by the Escrow Agent and will be released to the holders of subscription receipts following satisfaction of the Release Conditions at the time and under the terms specified in the Subscription Receipt Agreement.
Modifications
The Subscription Receipt Agreement will specify the terms upon which modifications and alterations to the subscription receipts issued thereunder may be made by way of a resolution of holders of subscription receipts at a meeting of such holders or consent in writing from such holders. The number of holders of subscription receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement.
The Subscription Receipt Agreement will also specify that the Company may amend any Subscription Receipt Agreement and the subscription receipts, without the consent of the holders of the subscription receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of the holders of outstanding subscription receipts or as otherwise specified in the Subscription Receipt Agreement.
DESCRIPTION OF UNITS
Denison may issue units, which may consist of one or more Common Shares, warrants or any combination of securities as is specified in the relevant prospectus supplement. In addition, the relevant prospectus supplement relating to an offering of units will describe all material terms of any units offered, including, as applicable:
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the designation and aggregate number of units being offered;

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the price at which the units will be offered;

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the designation, number and terms of the securities comprising the units and any agreement governing the units;

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the date or dates, if any, on or after which the securities comprising the units will be transferable separately;

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whether the Company will apply to list the units on a securities exchange or automated interdealer quotation system;

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material U.S. and Canadian federal income tax consequences of owning the units, including how the purchase price paid for the units will be allocated among the securities comprising the units; and

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any other material terms or conditions of the units.

DESCRIPTION OF DEBT SECURITIES
In this description of debt securities, “we”, “us”, “our” or “the Company” refers to Denison Mines Corp., but not to its subsidiaries. This section describes the general terms that will apply to any debt securities issued pursuant to this prospectus. We may issue debt securities in one or more series under an indenture, or the indenture, to be entered into between us and one or more trustees. The indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”) and the OBCA. A copy of the form of the indenture will be filed with the SEC as an exhibit to the registration statement of which this prospectus forms a part. The following description sets forth certain general terms and provisions of the debt securities and is not intended to be complete. For a more complete description, prospective investors should refer to the indenture and the terms of the debt securities. If debt securities are issued, we will describe in the applicable prospectus supplement the particular terms and provisions of any series of the debt securities and a description of how the general terms and provisions described below may apply to that series of the debt securities. Prospective investors should rely on information in the applicable prospectus supplement and not on the following information to the extent that the information in such prospectus supplement is different from the following information.
We may issue debt securities and incur additional indebtedness other than through the offering of debt securities pursuant to this prospectus.
General
The indenture will not limit the aggregate principal amount of debt securities that we may issue under the indenture and will not limit the amount of other indebtedness that we may incur. The indenture will provide that we may issue debt securities from time to time in one or more series and may be denominated and payable in U.S. dollars, Canadian dollars or any foreign currency. Unless otherwise indicated in the applicable prospectus supplement, the debt securities will be our unsecured obligations. The indenture will also permit us to increase the principal amount of any series of the debt securities previously issued and to issue that increased principal amount.
The applicable prospectus supplement for any series of debt securities that we offer will describe the specific terms of the debt securities and may include, but is not limited to, any of the following:
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the title of the debt securities;

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the aggregate principal amount of the debt securities;

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the percentage of principal amount at which the debt securities will be issued;

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whether payment on the debt securities will be senior or subordinated to our other liabilities or obligations;

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whether the payment of the debt securities will be guaranteed by one or more affiliates or associates of the Company;

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the date or dates, or the methods by which such dates will be determined or extended, on which we may issue the debt securities and the date or dates, or the methods by which such dates will be determined or extended, on which we will pay the principal and any premium on the debt securities and the portion (if less than the principal amount) of debt securities to be payable upon a declaration of acceleration of maturity;
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whether the debt securities will bear interest, the interest rate (whether fixed or variable) or the method of determining the interest rate, the date from which interest will accrue, the dates on which we will pay interest and the record dates for interest payments, or the methods by which such dates will be determined or extended;

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the place or places we will pay principal, premium, if any, and interest and the place or places where debt securities can be presented for registration of transfer or exchange;

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whether and under what circumstances we will be required to pay any additional amounts for withholding or deduction for Canadian taxes with respect to the debt securities, and whether and on what terms we will have the option to redeem the debt securities rather than pay the additional amounts;

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whether we will be obligated to redeem or repurchase the debt securities pursuant to any sinking or purchase fund or other provisions, or at the option of a holder and the terms and conditions of such redemption;

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whether we may redeem the debt securities at our option and the terms and conditions of any such redemption;

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the denominations in which we will issue any registered debt securities, if other than denominations of U.S.$1,000 and any multiple of U.S.$l,000 and, if other than denominations of U.S.$5,000, the denominations in which any unregistered debt security shall be issuable;

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whether we will make payments on the debt securities in a currency or currency unit other than U.S. dollars or by delivery of our Common Shares or other property;

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whether payments on the debt securities will be payable with reference to any index or formula;

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whether we will issue the debt securities as global securities and, if so, the identity of the depositary for the global securities;

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whether we will issue the debt securities as unregistered securities (with or without coupons), registered securities or both;

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the periods within which and the terms and conditions, if any, upon which we may redeem the debt securities prior to maturity and the price or prices of which and the currency or currency units in which the debt securities are payable;

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any changes or additions to events of default or covenants;

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the applicability of, and any changes or additions to, the provisions for defeasance described under “Defeasance” below;

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whether the holders of any series of debt securities have special rights if specified events occur;

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any mandatory or optional redemption or sinking fund or analogous provisions;

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the terms, if any, for any conversion or exchange of the debt securities for any other securities;

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rights, if any, on a change of control;

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provisions as to modification, amendment or variation of any rights or terms attaching to the debt securities;

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material U.S. and Canadian federal income tax consequences of owning the debt securities;

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any other terms, conditions, rights and preferences (or limitations on such rights and preferences) including covenants and events of default which apply solely to a particular series of the debt securities being offered which do not apply generally to other debt securities, or any covenants or events of default generally applicable to the debt securities which do not apply to a particular series of the debt securities.

If any debt securities being offered will be guaranteed by one or more affiliates or associates of the Company, (i) the prospectus supplement relating to such offering will include the credit supporter disclosure required by section 12.1 of Form 44-101F1 or, if applicable, will disclose that the Company is relying on an exemption in item 13 of Form 44-101F1 from providing such credit supporter disclosure, and (ii) the prospectus supplement relating to such offering will include certificates signed by each credit supporter as required by section 5.12 of National Instrument 41-101 — General Prospectus Requirements. The Company has filed with this prospectus the undertaking required by paragraph 4.2(a)(ix) of NI 44-101 to file the periodic and timely disclosure of each credit supporter similar to the disclosure required under section 12.1 of Form 44-101F1 for so long as the securities being distributed are issued and outstanding, unless the Company is relying on an exemption in item 13 of Form 44-101F1 from providing such credit supporter disclosure.
Unless stated otherwise in the applicable prospectus supplement, no holder of debt securities will have the right to require us to repurchase the debt securities and there will be no increase in the interest rate if we become involved in a highly leveraged transaction or we have a change of control.
We may issue debt securities bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, and offer and sell these securities at a discount below their stated principal amount. We may also sell any of the debt securities for a foreign currency or currency unit, and payments on the debt securities may be payable in a foreign currency or currency unit. In any of these cases, we will describe certain Canadian federal and U.S. federal income tax consequences and other special considerations in the applicable prospectus supplement.
We may issue debt securities with terms different from those of debt securities previously issued and, without the consent of the holders thereof, we may reopen a previous issue of a series of debt securities and issue additional debt securities of such series (unless the reopening was restricted when such series was created).
Original purchasers of debt securities which are convertible into or exchangeable for other securities of the Company will be granted a contractual right of rescission against the Company in respect of the purchase and conversion or exchange of such debt security. The contractual right of rescission will entitle such original purchasers to receive the amount paid on original purchase of the debt security and the amount paid upon conversion or exchange, upon surrender of the underlying securities gained thereby, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion or exchange takes place within 180 days of the date of the purchase of the convertible or exchangeable security under this prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible or exchangeable security under this prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act (Ontario) or otherwise at law.
Debt Securities in Global Form
The Depositary and Book-Entry
Unless otherwise specified in the applicable prospectus supplement, a series of the debt securities may be issued in whole or in part in global form as a “global security” and will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the applicable prospectus supplement relating to that series. Unless and until exchanged, in whole or in part, for the debt securities in definitive registered form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.
The specific terms of the depositary arrangement with respect to any portion of a particular series of the debt securities to be represented by a global security will be described in the applicable prospectus supplement relating to such series. We anticipate that the provisions described in this section will apply to all depositary arrangements.
Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the debt securities represented by the global security to the accounts of such persons, designated as “participants”, having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of the debt securities or by us if such debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form.
So long as the depositary for a global security or its nominee is the registered owner of the global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of the debt securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of the debt securities in definitive form and will not be considered the owners or holders thereof under the indenture.
Any payments of principal, premium, if any, and interest, if any, on global securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such debt securities. None of us, the trustee or any paying agent for the debt securities represented by the global securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.
We expect that the depositary for a global security or its nominee, upon receipt of any payment of principal, premium, if any, or interest, if any, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name”, and will be the responsibility of such participants.
Discontinuance of Depositary’s Services
If a depositary for a global security representing a particular series of the debt securities is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue such series of the debt securities in definitive form in exchange for a global security representing such series of the debt securities. If an event of default under the indenture has occurred and is continuing, debt securities in definitive form will be printed and delivered upon written request by the holder to the trustee. In addition, we may at any time and in our sole discretion determine not to have a series of the debt securities represented by a global security and, in such event, will issue a series of the debt securities in definitive form in exchange for all of the global securities representing that series of debt securities.
Debt Securities in Definitive Form
A series of the debt securities may be issued in definitive form, solely as registered securities, solely as unregistered securities or as both registered securities and unregistered securities. Registered securities will be issuable in denominations of U.S.$1,000 and integral multiples of U.S.$1,000 and unregistered securities will be issuable in denominations of U.S.$5,000 and integral multiples of U.S.$5,000 or, in each case, in such other denominations as may be set out in the terms of the debt securities of any particular series. Unless otherwise indicated in the applicable prospectus supplement, unregistered securities will have interest coupons attached.
Unless otherwise indicated in the applicable prospectus supplement, payment of principal, premium, if any, and interest, if any, on the debt securities (other than global securities) will be made at the office or agency of the trustee, or at our option we can pay principal, interest, if any, and premium, if any, by check mailed or delivered to the address of the person entitled at the address appearing in the security register of the trustee or electronic funds wire or other transmission to an account of the person entitled to receive payments. Unless otherwise indicated in the applicable prospectus supplement, payment of interest, if any, will be made to the persons in whose name the debt securities are registered at the close of business on the day or days specified by us.
At the option of the holder of debt securities, registered securities of any series will be exchangeable for other registered securities of the same series, of any authorized denomination and of a like aggregate principal amount and tenor. If, but only if, provided in an applicable prospectus supplement, unregistered securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of any series may be exchanged for registered securities of the same series, of any authorized denominations and of a like aggregate principal amount and tenor. In such event, unregistered securities surrendered in a permitted exchange for registered securities between a regular record date or a special record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable on such date for payment of interest in respect of the registered security issued in exchange for such unregistered security, but will be payable only to the holder of such coupon when due in accordance with the terms of the indenture. Unless otherwise specified in an applicable prospectus supplement, unregistered securities will not be issued in exchange for registered securities.
The applicable prospectus supplement may indicate the places to register a transfer of the debt securities in definitive form. Except for certain restrictions set forth in the indenture, no service charge will be payable by the holder for any registration of transfer or exchange of the debt securities in definitive form, but we may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.
We shall not be required to:
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issue, register the transfer of or exchange any series of the debt securities in definitive form during a period beginning at the opening of business 15 days before any selection of securities of that series of the debt securities to be redeemed and ending on the relevant redemption date if the debt securities for which such issuance, registration or exchange is requested may be among those selected for redemption;

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register the transfer of or exchange any registered security in definitive form, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part;

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exchange any unregistered security called for redemption except to the extent that such unregistered security may be exchanged for a registered security of that series and like tenor; provided that such registered security will be simultaneously surrendered for redemption with written instructions for payment consistent with the provisions of the indenture; or

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issue, register the transfer of or exchange any of the debt securities in definitive form which have been surrendered for repayment at the option of the holder, except the portion, if any, thereof not to be so repaid.

Events of Default
Unless otherwise specified in the applicable prospectus supplement relating to a particular series of debt securities, the following is a summary of events which will, with respect to any series of the debt securities, constitute an event of default under the indenture with respect to the debt securities of that series:
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we fail to pay principal of, or any premium on, any debt security of that series when it is due and payable;

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we fail to pay interest or any additional amounts payable on any debt security of that series when it becomes due and payable, and such default continues for 30 days;

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we fail to make any required sinking fund or analogous payment for that series of debt securities;

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we fail to observe or perform any of the covenants described in the section above “Merger, Amalgamation or Consolidation” for a period of 30 days;

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we fail to comply with any of our other agreements in the indenture that affect or are applicable to the debt securities for 60 days after written notice by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of the outstanding debt securities of any series affected thereby;

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a default (as defined in any indenture or instrument under which we or one of our subsidiaries has at the time of the indenture relating to this prospectus or will thereafter have outstanding any indebtedness) has occurred and is continuing, or we or any of our subsidiaries has failed to pay principal amounts with respect to such indebtedness at maturity and such event of default or failure to pay has resulted in such indebtedness under such indentures or instruments being declared due, payable or otherwise being accelerated, in either event so that an amount in excess of the greater of U.S.$5,000,000 and 2% of our shareholders’ equity will be or become due, payable and accelerated upon such declaration or prior to the date on which the same would otherwise have become due, payable and accelerated, or the accelerated indebtedness, and such acceleration will not be rescinded or annulled, or such event of default or failure to pay under such indenture or instrument will not be remedied or cured, whether by payment or otherwise, or waived by the holders of such accelerated indebtedness, then (i) if the accelerated indebtedness will be as a result of an event of default which is not related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, it will not be considered an event of default for the purposes of the indenture governing the debt securities relating to this prospectus until 30 days after such indebtedness has been accelerated, or (ii) if the accelerated indebtedness will occur as a result of such failure to pay principal or interest or as a result of an event of default which is related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, then (A) if such accelerated indebtedness is, by its terms, non-recourse to us or our subsidiaries, it will be considered an event of default for purposes of the indenture governing the debt securities relating to this prospectus; or (B) if such accelerated indebtedness is recourse to us or our subsidiaries, any requirement in connection with such failure to pay or event of default for the giving of notice or the lapse of time or the happening of any further condition, event or act under such indenture or instrument in connection with such failure to pay or event of default will be applicable together with an additional seven days before being considered an event of default for the purposes of the indenture relating to this prospectus;

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certain events involving our bankruptcy, insolvency or reorganization; and

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any other event of default provided for in that series of debt securities.

A default under one series of debt securities will not necessarily be a default under another series. The trustee may withhold notice to the holders of the debt securities of any default, except in the payment of principal or premium, if any, or interest, if any, if in good faith it considers it in the interests of the holders to do so.
If an event of default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the debt securities of that series, subject to any subordination provisions, may require us to repay immediately:
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the entire principal and interest and premium, if any, of the debt securities of the series; or

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if the debt securities are discounted securities, that portion of the principal as is described in the applicable prospectus supplement.

If an event of default relates to events involving our bankruptcy, insolvency or reorganization, the principal of all debt securities will become immediately due and payable without any action by the trustee or any holder. Subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of the affected series can rescind this accelerated payment requirement. If debt securities are discounted securities, the applicable prospectus supplement will contain provisions relating to the acceleration of maturity of a portion of the principal amount of the discounted securities upon the occurrence or continuance of an event of default.
Other than its duties in case of a default, the trustee is not obligated to exercise any of the rights or powers that it will have under the indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. If they provide this reasonable indemnity, the holders of a majority in aggregate principal amount of any series of debt securities may, subject to certain limitations, direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for any series of debt securities.

We will be required to furnish to the trustee a statement annually as to our compliance with all conditions and covenants under the indenture and, if we are not in compliance, we must specify any defaults. We will also be required to notify the trustee as soon as practicable upon becoming aware of any event of default.
No holder of a debt security of any series will have any right to institute any proceeding with respect to the indenture, or for the appointment of a receiver or a trustee, or for any other remedy, unless:
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the holder has previously given to the trustee written notice of a continuing event of default with respect to the debt securities of the affected series;

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the holders of at least 25% in principal amount of the outstanding debt securities of the series affected by an event of default have made a written request, and the holders have offered reasonable indemnity, to the trustee to institute a proceeding as trustee; and

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the trustee has failed to institute a proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of the series affected by an event of default a direction inconsistent with the request, within 60 days after their notice, request and offer of indemnity.

However, such above-mentioned limitations do not apply to a suit instituted by the holder of a debt security for the enforcement of payment of the principal of or any premium, if any, or interest on such debt security on or after the applicable due date specified in such debt security.
Defeasance
When we use the term “defeasance”, we mean discharge from some or all of our obligations under the indenture. Unless otherwise specified in the applicable prospectus supplement, if we deposit with the trustee sufficient cash or government securities to pay the principal, interest, if any, premium, if any, and any other sums due to the stated maturity date or a redemption date of the debt securities of a series, then at our option:
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we will be discharged from the obligations with respect to the debt securities of that series; or

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we will no longer be under any obligation to comply with certain restrictive covenants under the indenture, and certain events of default will no longer apply to us.

If this happens, the holders of the debt securities of the affected series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of debt securities and the replacement of lost, stolen or mutilated debt securities. These holders may look only to the deposited fund for payment on their debt securities.
To exercise our defeasance option, we must deliver to the trustee:
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an opinion of counsel in the United States to the effect that the holders of the outstanding debt securities of the affected series will not recognize a gain or loss for U.S. federal income tax purposes as a result of a defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance had not occurred;

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an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of the outstanding debt securities of the affected series will not recognize income, or a gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of a defeasance and will be subject to Canadian federal, provincial or territorial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case had the defeasance not occurred; and

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a certificate of one of our officers and an opinion of counsel, each stating that all conditions precedent provided for relating to defeasance have been complied with.

If we are to be discharged from our obligations with respect to the debt securities, and not just from our covenants, the U.S. opinion must be based upon a ruling from or published by the United States Internal Revenue Service or a change in law to that effect.
In addition to the delivery of the opinions described above, the following conditions must be met before we may exercise our defeasance option:

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no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing for the debt securities of the affected series;

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we are not an “insolvent person” within the meaning of applicable bankruptcy and insolvency legislation; and

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other customary conditions precedent are satisfied.

Modification and Waiver
Modifications and amendments of the indenture may be made by us and the trustee with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification. However, without the consent of each holder affected, no modification may:
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change the stated maturity of the principal of, premium, if any, or any installment of interest, if any, on any debt security;

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reduce the principal, premium, if any, or rate of interest, if any, or any obligation to pay any additional amounts;

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reduce the amount of principal of a debt security payable upon acceleration of its maturity;

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change the place or currency of any payment;

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affect the holder’s right to require us to repurchase the debt securities at the holder’s option;

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impair the right of the holders to institute a suit to enforce their rights to payment;

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adversely affect any conversion or exchange right related to a series of debt securities;

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change the percentage of debt securities required to modify the indenture or to waive compliance with certain provisions of the indenture; or

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reduce the percentage in principal amount of outstanding debt securities necessary to take certain actions.

The holders of a majority in principal amount of outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive, insofar as only that series is concerned, past defaults under the indenture and compliance by us with certain restrictive provisions of the indenture. However, these holders may not waive a default in any payment on any debt security or compliance with a provision that cannot be modified without the consent of each holder affected.
We may modify the indenture without the consent of the holders to:
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evidence our successor under the indenture;

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add covenants or surrender any right or power for the benefit of holders;

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add events of default;

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provide for unregistered securities to become registered securities under the indenture and make other such changes to unregistered securities that in each case do not materially and adversely affect the interests of holders of outstanding securities;

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establish the forms of the debt securities;

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appoint a successor trustee under the indenture;

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add provisions to permit or facilitate the defeasance or discharge of the debt securities as long as there is no material adverse effect on the holders;

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cure any ambiguity, correct or supplement any defective or inconsistent provision, make any other provisions in each case that would not materially and adversely affect the interests of holders of outstanding securities and related coupons, if any;

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comply with any applicable laws of the United States and Canada in order to effect and maintain the qualification of the indenture under the Trust Indenture Act; or

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change or eliminate any provisions where such change takes effect when there are no securities outstanding under the indenture.

Governing Law
The indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York.
The Trustee
The trustee under the indenture or its affiliates may provide banking and other services to us in the ordinary course of their business.
The indenture will contain certain limitations on the rights of the trustee, as long as it or any of its affiliates remains our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. If the trustee or any affiliate has or acquires any conflicting interest, within the meaning of the Trust Indenture Act, the trustee must either eliminate the conflicting interest or resign within 90 days.
Resignation of Trustee
The trustee may resign or be removed with respect to one or more series of the debt securities and a successor trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as trustee with respect to different series of debt securities, each such trustee shall be a trustee of a trust under the indenture separate and apart from the trust administered by any other such trustee, and any action described herein to be taken by the “trustee” may then be taken by each such trustee with respect to, and only with respect to, the one or more series of debt securities for which it is trustee.
Consent to Service
In connection with the indenture, we will designate and appoint C T Corporation System, 28 Liberty Street, New York, New York 10005, as our authorized agent upon which process may be served in any suit or proceeding arising out of or relating to the indenture or the debt securities that may be instituted in any U.S. federal or New York state court located in the Borough of Manhattan, in the City of New York, or brought by the trustee (whether in its individual capacity or in its capacity as trustee under the indenture), and will irrevocably submit to the non-exclusive jurisdiction of such courts.
Enforceability of Judgments
Since all or substantially all of our assets, as well as the assets of some of our directors and officers, are outside the United States, any judgment obtained in the United States against us or certain of our directors or officers, including judgments with respect to the payment of principal on the debt securities, may not be collectible within the United States.
We have been advised that the laws of the Province of Ontario permit an action to be brought in a court of competent jurisdiction in the Province of Ontario to recognize a judgment a court of competent jurisdiction of the State of New York. An Ontario court would give judgment based upon an in personam judgment of a New York Court without reconsideration of the merits if: (a) the New York Court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of Ontario (and submission by us in the indenture to the jurisdiction of the New York Court will be sufficient for that purpose); (b) the New York judgment is final and conclusive and for a sum certain; (c) the defendant was properly served with originating process from the New York Court; and (d) the New York law that led to the judgment is not contrary to public policy, as that term would be applied by an Ontario Court. The enforceability of a New York judgment in Ontario will be subject to the requirements that: (i) an action to enforce the New York judgment must be commenced in the Ontario Court within any applicable limitation period; (ii) the Ontario Court has discretion to stay or decline to hear an action on the New York judgment if the New York judgment is under appeal or there is another subsisting judgment in any jurisdiction relating to the same cause of action; (iii) the Ontario Court will render judgment only in Canadian dollars; and (iv) an action in the Ontario Court on the New York judgment may be affected by bankruptcy, insolvency or other laws of general application limiting the enforcement of creditors’ rights generally. The enforceability of a New York judgment in Ontario will be subject to the following defenses: (i) the New York judgment was obtained by fraud or in a manner contrary to the principles of natural justice; (ii) the New York judgment is for a claim which under the law of Ontario would be characterized as based on a foreign revenue, expropriatory, penal or other public law; (iii) the New York judgment is contrary to the public policy of Ontario or to an order made by the Attorney General of Ontario under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments referred to in these statutes; and (iv) the New York judgment has been satisfied or is void or voidable under New York law.
We have been advised that there is doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of U.S. courts, of civil liabilities predicated solely upon the U.S. federal securities laws.
DESCRIPTION OF SHARE PURCHASE CONTRACTS
The Company may issue share purchase contracts, representing contracts obligating holders to purchase from or sell to the Company, and obligating the Company to purchase from or sell to the holders, a specified number of Common Shares at a future date or dates, and including by way of instalment.
The price per Common Share and the number of Common Shares may be fixed at the time the share purchase contracts are issued or may be determined by reference to a specific formula or method set forth in the share purchase contracts. The Company may issue share purchase contracts in accordance with applicable laws and in such amounts and in as many distinct series as it may determine.
The share purchase contracts may be issued separately or as part of units consisting of a share purchase contract and beneficial interests in debt obligations of third parties, securing the holders’ obligations to purchase the Common Shares under the share purchase contracts, which are referred to in this prospectus as share purchase units. The share purchase contracts may require the Company to make periodic payments to the holders of the share purchase units or vice versa, and these payments may be unsecured or refunded and may be paid on a current or on a deferred basis. The share purchase contracts may require holders to secure their obligations under those contracts in a specified manner.
Holders of share purchase contracts are not shareholders of the Company. The particular terms and provisions of share purchase contracts offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the applicable prospectus supplement filed in respect of such share purchase contracts. This description will include, where applicable: (i) whether the share purchase contracts obligate the holder to purchase or sell, or both purchase and sell, Common Shares and the nature and amount of those securities, or the method of determining those amounts; (ii) whether the share purchase contracts are to be prepaid or not or paid in instalments; (iii) any conditions upon which the purchase or sale will be contingent and the consequences if such conditions are not satisfied; (iv) whether the share purchase contracts are to be settled by delivery, or by reference or linkage to the value or performance of Common Shares; (v) any acceleration, cancellation, termination or other provisions relating to the settlement of the share purchase contracts; (vi) the date or dates on which the sale or purchase must be made, if any; (vii) whether the share purchase contracts will be issued in fully registered or global form; (viii) the material U.S. and Canadian federal income tax consequences of owning the share purchase contracts; and (ix) any other material terms and conditions of the share purchase contracts including, without limitation, transferability and adjustment terms and whether the share purchase contracts will be listed on a securities exchange or automated interdealer quotation system.
Original purchasers of share purchase contracts will be granted a contractual right of rescission against the Company in respect of the purchase and conversion, exchange or exercise of such share purchase contract. The contractual right of rescission will entitle such original purchasers to receive the amount paid on original purchase of the share purchase contract and the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act (Ontario) or otherwise at law.
DESCRIPTION OF WARRANTS
General
This section describes the general terms that will apply to any warrants for the purchase of Common Shares, or equity warrants.
Warrants may be issued independently or together with other securities, and warrants sold with other securities may be attached to or separate from the other securities. Warrants will be issued under one or more warrant indentures or warrant agency agreements to be entered into by the Company and with one or more financial institutions or trust companies acting as warrant agent.
The Company will deliver an undertaking to the securities regulatory authority in each of the provinces and territories of Canada that it will not distribute warrants that, according to the aforementioned terms as described in the applicable prospectus supplement for warrants supplementing this prospectus, are “novel” specified derivatives within the meaning of Canadian securities legislation, separately to any member of the public in Canada, unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless such prospectus supplement containing the specific terms of the warrants to be distributed separately is first approved by or on behalf of the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada where the warrants will be distributed.
This summary of some of the provisions of the warrants is not complete. The statements made in this prospectus relating to any warrant agreement and warrants to be issued under this prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant agreement. You should refer to the warrant indenture or warrant agency agreement relating to the specific warrants being offered for the complete terms of the warrants. A copy of any warrant indenture or warrant agency agreement relating to an offering or warrants will be filed by the Company with the securities commissions or similar regulatory authorities in applicable Canadian offering jurisdictions and in the United States, after it has been entered into, and will be available electronically on SEDAR at www.sedar.com.
The applicable prospectus supplement relating to any warrants that we offer will describe the particular terms of those warrants and include specific terms relating to the offering.
Original purchasers of warrants (if offered separately) will have a contractual right of rescission against the Company in respect of the exercise of such warrant. The contractual right of rescission will entitle such original purchasers to receive, upon surrender of the underlying securities acquired upon exercise of the warrant, the total of the amount paid on original purchase of the warrant and the amount paid upon exercise, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the exercise takes place within 180 days of the date of the purchase of the warrant under the applicable prospectus supplement; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the warrant under the applicable prospectus supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act (Ontario) or otherwise at law.
In an offering of warrants, or other convertible securities, original purchasers are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial and territorial securities legislation, to the price at which the warrants, or other convertible securities, are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces and territories, if the purchaser pays additional amounts upon conversion, exchange or exercise of such securities, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces or territories. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights, or consult with a legal advisor.

Equity Warrants
The particular terms of each issue of equity warrants will be described in the applicable prospectus supplement. This description will include, where applicable:
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the designation and aggregate number of equity warrants;

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the price at which the equity warrants will be offered;

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the currency or currencies in which the equity warrants will be offered;

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the date on which the right to exercise the equity warrants will commence and the date on which the right will expire;

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the number of Common Shares that may be purchased upon exercise of each equity warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each equity warrant;

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the terms of any provisions allowing or providing for adjustments in (i) the number and/or class of Common Shares that may be purchased, (ii) the exercise price per Common Share or (iii) the expiry of the equity warrants;

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whether the Company will issue fractional shares;

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whether the Company has applied to list the equity warrants or the underlying shares on a securities exchange or automated interdealer quotation system;

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the designation and terms of any securities with which the equity warrants will be offered, if any, and the number of the equity warrants that will be offered with each security;

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the date or dates, if any, on or after which the equity warrants and the related securities will be transferable separately;

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whether the equity warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

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material U.S. and Canadian federal income tax consequences of owning the equity warrants; and

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any other material terms or conditions of the equity warrants.

Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the securities subject to the warrants.
The foregoing summary of certain of the principal provisions of the securities is a summary of anticipated terms and conditions only and is qualified in its entirety by the description in the applicable prospectus supplement under which any securities are being offered,

CERTAIN INCOME TAX CONSIDERATIONS
The applicable prospectus supplement may describe certain Canadian federal income tax consequences to an investor who is a resident of Canada or to an investor who is a non-resident of Canada of acquiring, owning and disposing of any of our securities offered thereunder. The applicable prospectus supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any of our securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code of 1986 (the “Code”)), in addition to those U.S. federal income tax considerations described below under the heading “Material United States Federal Income Tax Considerations for U.S. Holders”. Investors should read the tax discussion in any prospectus supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS
Subject to the limitations and qualifications stated herein, this discussion sets forth material U.S. federal income tax considerations relating to the acquisition, ownership and disposition by U.S. Holders (as hereinafter defined) of the Common Shares. The discussion is based on the Code, its legislative history, Treasury regulations thereunder (whether final, temporary or proposed), published rulings and court decisions, and the Canada-United States Income Tax Convention (1980) as amended (the “Treaty”), all as currently in effect and all subject to change at any time, possibly with retroactive effect. This summary applies only to U.S. Holders. This discussion of a U.S. Holder’s tax consequences addresses only those persons that acquire Common Shares pursuant to a prospectus supplement and that hold those Common Shares as capital assets (generally, property held for investment). This summary also does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis, or the tax consequences of transactions effected prior or subsequent to, or concurrently with, the acquisition of any Common Shares. We have not and will not seek any rulings from the Internal Revenue Service (“IRS”) regarding the matters discussed below, and there can be no assurance that the IRS will not take positions concerning the tax consequences of the acquisition, ownership or disposition of Common Shares that are different from those discussed below.
This summary provides only a general discussion and is not a complete analysis of all potential tax consequences arising from an investment in the Common Shares. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including non-U.S. tax consequences, state and local tax consequences, estate and gift tax consequences, alternative minimum tax consequences, and tax consequences applicable to U.S. Holders subject to special rules, such as:
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banks, insurance companies, and certain other financial institutions;

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U.S. expatriates and certain former citizens or long-term residents of the United States;

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persons holding Common Shares as part of a hedging transaction, “straddle,” wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to Common Shares;

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persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;

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brokers, dealers or traders in securities, commodities or currencies;

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tax-exempt entities, qualified retirement plans, individual retirement accounts, other tax-deferred accounts or government organizations;

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S corporations, partnerships, or other entities or arrangements classified as partnerships or otherwise treated as pass-through entities for U.S. federal income tax purposes;

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regulated investment companies or real estate investment trusts;

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persons who acquired our Common Shares pursuant to the exercise of any employee stock option or otherwise as compensation;

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persons required to accelerate the recognition of any item of gross income with respect to our Common Shares as a result of such income being recognized on an applicable financial statement;

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persons holding our Common Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States; and

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persons who own (directly or through attribution) 10% or more (by vote or value) of our outstanding Common Shares.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership Any entity treated as a partnership and partners in such partnerships are encouraged to consult their tax advisors as to the particular U.S. federal income tax consequences of acquiring, holding and disposing of Common Shares.
For the purposes of this summary, a “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of Common Shares and is:
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An individual who is a citizen or resident of the United States;

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a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

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an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

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a trust if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect to be treated as a U.S. person under applicable Treasury regulations.

PERSONS CONSIDERING AN INVESTMENT IN COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO THEM RELATING TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE COMMON SHARES, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX LAWS.
Passive Foreign Investment Company Rules
If we are classified as a passive foreign investment company (“PFIC”) in any taxable year, a U.S. Holder will be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. corporation that does not distribute all of its earnings on a current basis.
A non-U.S. corporation will be classified as a PFIC for any taxable year in which, after applying certain look-through rules, either:
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at least 75% of its gross income is passive income (such as interest income); or

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at least 50% of its gross assets (determined on the basis of a quarterly average) is attributable to assets that produce passive income or are held for the production of passive income.

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation, the equity of which we own, directly or indirectly, 25% or more (by value). We will also be treated as owning our proportionate share of the assets and earnings our proportionate share of the income of any partnership, the equity of which we own, directly or indirectly, 25% or more by value (a “look-through partnership”). In addition, if we own, directly or indirectly, less than 25% (by value) of the equity of a partnership, our proportionate share of the income of the partnership will be treated as passive income, and the partnership interest will be treated as a passive asset. However, in the event that we satisfy an “active partner” test, we may treat less-than-25% owned partnerships as look-through partnerships, unless we elect otherwise.
The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually after the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. There can be no assurance that the Company will or will not be determined to be a PFIC for the current tax year or any prior or future tax year, and no opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or will be requested. U.S. Holders should consult their own U.S. tax advisors regarding the PFIC status of the Company.
If we are classified as a PFIC in any year that a U.S. Holder owns any Common Shares, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns any Common Shares, regardless of whether we continue to meet the tests described above unless (i) we cease to be a PFIC and the U.S. Holder has made a “deemed sale” election under the PFIC rules, or (ii) the U.S. Holder makes a Qualified Electing Fund Election (a “QEF Election”) for all taxable years during such U.S. Holder’s holding period in which we are a PFIC. If the “deemed sale” election is made, a U.S. Holder will be deemed to have sold such U.S. Holder’s Common Shares at their fair market value and any gain from such deemed sale would be subject to the “excess distribution” rules described below. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the U.S. Holder’s Common Shares with respect to which such election was made will not be treated as shares in a PFIC and the U.S. Holder will not be subject to the rules described below with respect to any “excess distribution” the U.S. Holder receives from us or any gain from an actual sale or other disposition of the Common Shares. U.S. Holders should consult their tax advisors as to the possibility and consequences of making a deemed sale election if we cease to be a PFIC and such election becomes available.
For each taxable year we are treated as a PFIC, a U.S. Holder will be subject to special tax rules with respect to any “excess distribution” such U.S. Holder receives and any gain such U.S. Holder recognizes from a sale or other disposition (including, under certain circumstances, a pledge) of Common Shares, unless (i) such U.S. Holder makes a QEF Election or (ii) our Common Shares constitute “marketable” securities, and such U.S. Holder makes a mark-to-market election as discussed below. Absent the making of a QEF Election or a mark-to-market election, distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions a U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the Common Shares will be treated as an excess distribution. Under these special tax rules:
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the excess distribution or gain will be allocated ratably over a U.S. Holder’s holding period for the Common Shares;

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the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

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the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Common Shares cannot be treated as capital, even if a U.S. Holder holds the Common Shares as capital assets.
In addition, if we are a PFIC, a U.S. Holder will generally be subject to similar rules with respect to distributions we receive from, and our dispositions of the stock of, any of our direct or indirect subsidiaries that also are PFICs, as if such distributions were indirectly received by, and/or dispositions were indirectly carried out by, such U.S. Holder. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to our subsidiaries.
If a U.S. Holder makes an effective QEF Election, the U.S. Holder will be required to include in gross income each year, whether or not we make distributions, as capital gains, such U.S. Holder’s pro rata share of our net capital gains and, as ordinary income, such U.S. Holder’s pro rata share of our earnings in excess of our net capital gains. Currently, we do not expect that we would provide the information necessary for U.S. Holders to make a QEF Election if we determine that we are a PFIC. Thus, prospective investors should assume that a QEF Election will not be available.
U.S. Holders also can avoid the interest charge on excess distributions or gain relating to the Common Shares by making a mark-to-market election with respect to the Common Shares, provided that the Common

Shares are “marketable.” Common Shares will be marketable if they are “regularly traded” on certain U.S. stock exchanges or on a foreign stock exchange that meets certain conditions. For these purposes, the Common Shares will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades, the principal purpose of which is to meet this requirement, will be disregarded. Our Common Shares are listed on the NYSE American, which is a qualified exchange for these purposes. Consequently, if our Common Shares remain listed on the NYSE American and are regularly traded, and you are a holder of Common Shares, we expect the mark-to-market election would be available to U.S. Holders if we are a PFIC. Each U.S. Holder should consult its own tax advisor as to the whether a mark-to-market election is available or advisable with respect to the Common Shares.
A U.S. Holder that makes a mark-to-market election must include in ordinary income for each year the Company is a PFIC an amount equal to the excess, if any, of the fair market value of the Common Shares at the close of the taxable year over the U.S. Holder’s adjusted tax basis in the Common Shares. An electing holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder’s adjusted basis in the Common Shares over the fair market value of the Common Shares at the close of the taxable year, but this deduction is allowable only to the extent of any net mark-to-market gains for prior years. Gains from an actual sale or other disposition of the Common Shares will be treated as ordinary income, and any losses incurred on a sale or other disposition of the shares will be treated as an ordinary loss to the extent of any net mark-to-market gains for prior years. Any loss in excess thereof will be taxed as a capital loss, and capital losses are subject to significant limitations under the Code. Once made, the election cannot be revoked without the consent of the IRS, unless the Common Shares cease to be marketable.
However, a mark-to-market election generally cannot be made for equity interests in any lower-tier PFICs that we own, unless shares of such lower-tier PFIC are themselves “marketable.” As a result, even if a U.S. Holder validly makes a mark-to-market election with respect to our Common Shares, the U.S. Holder may continue to be subject to the PFIC rules (described above) with respect to the U.S. Holder’s indirect interest in any of our investments that are treated as an equity interest in a PFIC. U.S. Holders should consult their tax advisors to determine whether any of these elections would be available and if so, what the tax consequences of the alternative treatments would be in their particular circumstances.
A U.S. Holder that owns shares in a PFIC during any taxable year of the U.S. Holder may have to file an IRS Form 8621 (whether or not a QEF Election or mark-to-market election is made) and such other information as may be required by the U.S. Treasury Department (“U.S. Treasury”). Failure to do so, if required, will extend the statute of limitations until three years after such required information is furnished to the IRS. Each U.S. Holder should consult its own their tax advisor regarding the requirements of filing such information returns under these rules.
WE STRONGLY URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE IMPACT OF OUR PFIC STATUS ON YOUR INVESTMENT IN THE COMMON SHARES AS WELL AS THE APPLICATION OF THE PFIC RULES TO YOUR INVESTMENT IN THE COMMON SHARES.
Cash Dividends and Other Distributions
Subject to the discussion under the heading “Passive Foreign Investment Company Rules” above, to the extent there are any distributions made with respect to the Common Shares, a U.S. Holder generally will be required to include such distributions in its gross income (including the amount of Canadian taxes withheld, if any) as dividend income, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (computed using U.S. federal income tax principles). The amount of the distribution in excess of our current or accumulated earnings and profits is treated first as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in its Common Shares and, thereafter, as capital gain recognized on a sale or exchange on the day actually or constructively received by the U.S. Holder (as described below under the heading “Sale or Disposition of Common Shares”). There can be no assurance that we will maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. U.S. Holders should therefore assume that any distribution with respect to the Common Shares will constitute ordinary dividend income. Dividends paid on the Common Shares will not be eligible for the dividends received deduction allowed to U.S. corporations.

Dividends paid to a non-corporate U.S. Holder by a “qualified foreign corporation” may be subject to reduced rates of taxation if certain holding period and other requirements are met. A qualified foreign corporation generally includes a foreign corporation if (i) the stock with respect to which the dividends are paid is readily tradable on an established securities market in the United States or it is eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information provision and that the U.S. Treasury has determined is satisfactory for these purposes and (ii) it is not a PFIC (as discussed above) for either the taxable year in which the dividend is paid or the preceding taxable year. The Common Shares are readily tradable on an established securities market, the NYSE American. We may also be eligible for the benefits of the Treaty. Accordingly, subject to the PFIC rules discussed above, we expect that a non-corporate U.S. Holder should qualify for the reduced tax rate on dividends so long as the applicable holding period requirements are met. U.S. Holders should consult their own tax advisors regarding the availability of the reduced tax rate on dividends in light of their particular circumstances.
Distributions paid in a currency other than U.S. dollars will be included in a U.S. Holder’s gross income in a U.S. dollar amount based on the spot exchange rate in effect on the date of actual or constructive receipt, whether or not the payment is converted into U.S. dollars at that time. The U.S. Holder will have a tax basis in such currency equal to such U.S. dollar amount, and any gain or loss recognized upon a subsequent sale or conversion of the foreign currency for a different U.S. dollar amount will generally be U.S. source ordinary income or loss.
If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.
If a U.S. Holder is subject to Canadian withholding taxes (at the rate applicable to such U.S. Holder) with respect to dividends paid on the Common Shares, such U.S. Holder may be entitled to receive either a deduction or a foreign tax credit for such Canadian taxes paid. Complex limitations apply to the foreign tax credit. Dividends paid by us generally will constitute “foreign source” income and generally will be categorized as “passive category income.” Because the foreign tax credit rules are complex, each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.
Sale or Disposition of Common Shares
Subject to the discussion under the heading “Passive Foreign Investment Company Rules” above, a U.S. Holder generally will recognize gain or loss on the taxable sale or exchange of the Common Shares in an amount equal to the difference between the U.S. dollar amount realized on such sale or exchange (determined in the case of the Common Shares sold or exchanged for currencies other than U.S. dollars by reference to the spot exchange rate in effect on the date of the sale or exchange or, if the Common Shares sold or exchanged are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, which election must be applied consistently from year to year and cannot be changed without the consent of the IRS, the spot exchange rate in effect on the settlement date) and the U.S. Holder’s adjusted tax basis in the Common Shares determined in U.S. dollars. The initial tax basis of the Common Shares to a U.S. Holder will be the U.S. Holder’s U.S. dollar purchase price for the Common Shares (determined by reference to the spot exchange rate in effect on the date of the purchase, or if the Common Shares purchased are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, which election must be applied consistently from year to year and cannot be changed without the consent of the IRS, the spot exchange rate in effect on the settlement date). An accrual basis U.S. Holder that does not make the special election will recognize exchange gain or loss to the extent attributable to the difference between the exchange rates on the sale date and the settlement date, and such exchange gain or loss generally will constitute ordinary income or loss.
Subject to the discussion under the heading “Passive Foreign Investment Company Rules” above, such gain or loss will be capital gain or loss and will be long-term gain or loss if the Common Shares have been held for more than one year. Under current law, long-term capital gains of non-corporate U.S. Holders generally are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations under the Code. Capital gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. U.S. Holders are encouraged to consult their own tax advisors regarding the availability of the U.S. foreign tax credit in their particular circumstances.

Medicare Contribution Tax
Certain U.S. Holders that are individuals, estates or certain trusts, and whose incomes exceed certain thresholds, must pay a 3.8% tax, or “Medicare contribution tax”, on their “net investment income.” Net investment income generally includes, among other things, dividend income and net gains from the disposition of stock. A U.S. Holder that is an individual, estate or trust should consult its own tax advisor regarding the applicability of the Medicare contribution tax to its income and gains in respect of its investment in our Common Shares.
Information Reporting and Backup Withholding
Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding on a duly executed IRS Form W-9 or otherwise establishes an exemption.
Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.
Certain Reporting Requirements
U.S. Holders paying more than $100,000 for our Common Shares generally may be required to file IRS Form 926 reporting the payment of the offer price for our Common Shares. Substantial penalties may be imposed upon a U.S. Holder that fails to comply. Each U.S. Holder should consult its own tax advisor as to the possible obligation to file IRS Form 926.
Information with Respect to Foreign Financial Assets
Certain U.S. Holders who are individuals (and, under regulations, certain entities) may be required to report information relating to the Common Shares, subject to certain exceptions (including an exception for Common Shares held in accounts maintained by certain U.S. financial institutions), by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. Such U.S. Holders who fail to timely furnish the required information may be subject to a penalty. Additionally, if a U.S. Holder does not file the required information, the statute of limitations with respect to tax returns of the U.S. Holder to which the information relates may not close until three years after such information is filed. U.S. Holders should consult their own tax advisors regarding their reporting obligations with respect to their acquisition, ownership and disposition of the Common Shares and the application of the U.S. information reporting and withholding rules.
PLAN OF DISTRIBUTION
The Company may sell securities offered by this prospectus for cash or other consideration (i) to or through underwriters, dealers, placement agents or other intermediaries, (ii) directly to one or more purchasers or (iii) in connection with acquisitions of assets or shares or another entity or company.
Each prospectus supplement with respect to our securities being offered will set forth the terms of the offering, including:
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the name or names of any underwriters, dealers or other placement agents;

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the number and the purchase price of, and form of consideration for, the securities;

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the proceeds to the Company from such sale; and

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any commissions, fees, discounts and other items constituting underwriters’, dealers’ or agents’ compensation.

Our securities may be sold, from time to time, in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market price or at negotiated prices, including sales in transactions that are deemed to be ATM Distributions, including sales made directly on the TSX or NYSE American or other existing trading markets for the securities. The prices at which the securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the securities at the initial offering price fixed in the applicable prospectus supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price fixed in such prospectus supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the securities is less than the gross proceeds paid by the underwriters to the Company.
Only underwriters named in the prospectus supplement are deemed to be underwriters in connection with our securities offered by that prospectus supplement.
Under agreements which may be entered into by the Company, underwriters, dealers and agents who participate in the distribution of our securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the U.S. Securities Act and applicable Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.
No underwriter or dealer involved in an ATM Distribution, no affiliate of such underwriter or dealer and no person acting jointly or in concert with such underwriter or dealer has over-allotted, or will over allot, our securities in connection with an ATM Distribution of our securities or effect any other transactions that are intended to stabilize the market price of our securities during an ATM Distribution. In connection with any offering of our securities other than in an ATM Distribution, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of our securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.
AGENT FOR SERVICE OF PROCESS
Jun Gon Kim, a director of the Company, resides outside of Canada and has appointed the following agent for service of process in Canada:
Name of Person	Name and Address of Agent
Jun Gon Kim, Director	Blakes Vancouver Services Inc. c/o Blake, Cassels & Graydon LLP Suite 2600 — 595 Burrard Street, Vancouver, British Columbia, V7X 1L3, Canada
Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or that resides outside of Canada, even if the party has appointed an agent for service of process.
LEGAL MATTERS
Certain legal matters related to our securities offered by this prospectus will be passed upon on our behalf by Blake, Cassels & Graydon LLP, with respect to matters of Canadian law, and Troutman Pepper Hamilton Sanders LLP, with respect to matters of U.S. law. As of the date of this prospectus, the partners and associates of Blake, Cassels & Graydon LLP beneficially own, directly or indirectly, less than one percent of our outstanding Common Shares.
AUDITOR, TRANSFER AGENT AND REGISTRAR
The Company’s Independent Registered Public Accounting Firm is KPMG LLP, Chartered Professional Accountants, located at 333 Bay Street, Suite 4600, Toronto, Ontario, Canada, M5H 2R2. KPMG LLP have confirmed with respect to Denison that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and also that they are independent accountants with respect to Denison under all relevant US professional and regulatory standards.
Previously, the Company’s Independent Registered Public Accounting Firm was PricewaterhouseCoopers LLP, Chartered Professional Accountants, Licensed Public Accountants, (“PwC”), located at 18 York Street, Suite 2600, Toronto, Ontario, Canada, M5J 0B2. As of October 1, 2020 and during the period covered by the financial statements on which PwC reported (as referred to above), PwC advises that they were independent with respect to the Company in accordance with the Code of Professional Conduct of the Chartered Professional Accountants of Ontario, and were independent with respect to the Company within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and PCAOB.
The Company’s transfer agent and registrar is Computershare Investor Services Inc. at its principal offices in Toronto, Ontario and Vancouver, British Columbia.
INTEREST OF EXPERTS
The scientific and technical information contained in the AIF, the Annual MD&A and this Base Shelf Prospectus were reviewed and approved by David Bronkhorst, P.Eng. and Vice President Operations of the Company and Andy Yackulic, P. Geo and Director Exploration of the Company, both a “Qualified Person” as defined in NI 43-101.
The principal author of the Wheeler PFS Report entitled “Prefeasibility Study Report for the Wheeler River Uranium Project, Saskatchewan, Canada” dated October 30, 2018 was Mark Liskowich, P.Geo. of SRK Consulting (Canada) Inc. (“SRK”), who is independent in accordance with the requirements of NI 43-101.
The Waterbury PEA Report entitled “Preliminary Economic Assessment for Tthe Heldeth Túé (J Zone) Deposit, Waterbury Lake Property, Northern Saskatchewan, Canada” dated December 23, 2020 was authored by Gordon Graham, P.Eng. of EngComp Engineering & Computing Professionals Inc. (“EngComp”), Alan Sexton, P.Geo. of GeoVector Management Inc. (“GeoVector”), Allan Armitage, Ph.D., P.Geo. of SGS Canada Inc., Errol Lawrence, P.Geo. of Petrotek Corporation, Oy Leuangthong, Ph.D., P.Eng. of SRK, Cliff Revering, P.Eng. of SRK, Geoff Wilkie, P.Eng. of CANCOST Consulting Inc., Larry Smith, P.Eng. of Lawrence, Devon, Smith & Associates Ltd., Chuck Edwards, P.Eng. of Chuck Edwards Extractive Metallurgy Consulting, and Pamela Bennett, M.Sc. of Bennett Environmental Consulting, and their respective firms, are independent in accordance with the requirements of NI 43-101.
Roscoe Postle Associates Inc. (“RPA”), which was retained to independently review and audit the mineral reserves and mineral resources in accordance with the requirements of NI 43-101, prepared the following technical reports: (a) the technical report entitled “Technical Report on the Denison Mines Inc. Uranium Properties, Saskatchewan, Canada” dated November 21, 2005, as revised February 16, 2006 by Richard E. Routledge, M.Sc., P.Geo. and James W. Hendry, P.Eng.; (b) the technical report entitled “Technical Report on the Mineral Resource Estimate for the McClean North Uranium Deposits, Saskatchewan” dated January 31, 2007 by Richard E. Routledge, M.Sc., P.Geo.; and (c) the technical report entitled “Technical Report on the Sue D Uranium Deposit Mineral Resource Estimate, Saskatchewan, Canada” dated March 31, 2006 by Richard E Routledge, M.Sc., P.Geo. and James W. Hendry, P.Eng.
The technical report entitled “Technical Report with an Updated Mineral Resource Estimate for the Midwest Property, Northern Saskatchewan, Canada” dated March 26, 2018 was authored by Dale Verran, MSc, Pr.Sci.Nat. and Chad Sorba, P.Geo, of the Company and G. David Keller, PGeo, formerly of SRK, and Oy Leuangthong, PEng, of SRK. Each of Messrs. Keller and Leuangthong and SRK are independent in accordance with the requirements of NI 43-101.
To the knowledge of Denison as of the date hereof, each of Mr. Bronkhorst, Mr. Yackulic, RPA, EngComp, GeoVector, SGS Canada Inc., and SRK and each of their respective partners, employees and consultants who participated in the preparation of the aforementioned reports, or who were in a position to influence the outcome of such reports, are the registered or beneficial owner, directly or indirectly, of less than one percent of the outstanding Common Shares.

WHERE YOU CAN FIND MORE INFORMATION
We are required to file with the securities commission or authority in each of the applicable provinces and territories of Canada annual and quarterly reports, material change reports and other information. In addition, we are subject to the informational requirements of the U.S. Exchange Act, and, in accordance with the U.S. Exchange Act, we also file reports with, and furnish other information to, the SEC. Under a multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.
The Company’s reports and other information filed or furnished with or to the SEC are available from the SEC’s Electronic Document Gathering and Retrieval System, or EDGAR, at www.sec.gov, as well as from commercial document retrieval services. The Company’s Canadian filings are available on the System for Electronic Document Analysis and Retrieval, or SEDAR, at www.sedar.com. Unless specifically incorporated by reference herein, documents filed or furnished by the Company on SEDAR or EDGAR are neither incorporated in nor part of this prospectus.
ENFORCEABILITY OF CIVIL LIABILITIES
We are a company incorporated under the OBCA. Some of our directors and officers, and the experts named in this prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets may be, and a substantial portion of the Company’s assets are, located outside the United States. We have appointed an agent for service of process in the United States (as set forth below), but it may be difficult for holders of securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. We have been advised that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States, would likely be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of the liability predicated solely upon U.S. federal securities laws.
We have filed with the SEC, concurrently with our registration statement on Form F-10 of which this prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed C T Corporation System, 28 Liberty Street, New York, New York 10005, as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of securities under this prospectus.
EXEMPTION FROM NI 44-101
Pursuant to a decision of the Autorité des marchés financiers (“AMF”) dated August 17, 2021, the Company was granted exemptive relief from the requirement that this prospectus as well as the documents incorporated by reference herein and any applicable prospectus supplement and the documents incorporated by reference therein to be filed in relation to an ATM Distribution to be filed with the AMF in the French language. This exemptive relief is granted on the condition that this prospectus, any applicable prospectus supplement and the documents incorporated by reference herein and therein be filed with the AMF in the French language if the Company offers securities to Québec purchasers in connection with an offering other than in relation to an ATM Distribution.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION
Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities and with remedies for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser are not sent or delivered to the purchaser. The right to withdraw may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. However, purchasers of securities distributed under an ATM Distribution by Denison do not have the right to withdraw from an agreement to purchase the securities and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of the prospectus, prospectus supplement, and any amendment relating to the securities purchased by such purchaser because the prospectus, prospectus supplement, and any amendment relating to the securities purchased by such purchaser will not be sent or delivered, as permitted under Part 9 of National Instrument 44-102 – Shelf Distributions.
Securities legislation in some provinces and territories of Canada further provides purchasers with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser contains a misrepresentation. Those remedies must be exercised by the purchaser within the time limit prescribed by securities legislation. Any remedies under securities legislation that a purchaser of securities distributed under an ATM Distribution by Denison may have against Denison or its agents for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser contain a misrepresentation will remain unaffected by the non-delivery of the prospectus referred to above. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal adviser. Rights and remedies may also be available to purchasers under U.S. law; purchasers may wish to consult with a U.S. lawyer for particulars of these rights.
In an offering of warrants, or other convertible, exchangeable or exercisable securities, investors are cautioned that the statutory right of action for damages under Canadian securities laws for a misrepresentation contained in the prospectus is limited, in certain provincial and territorial securities legislation, to the price at which the warrants, or other convertible, exchangeable or exercisable securities, are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces and territories, if the purchaser pays additional amounts upon conversion, exchange or exercise of such securities, those amounts may not be recoverable under the statutory right of action for damages, that applies in those provinces and territories. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights, or consult with a legal advisor.